As filed with the Securities and Exchange Commission on October 30, 2003
Registration No. 333-109059

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CALLIDUS SOFTWARE INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7371	77-0438629
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

160 West Santa Clara Street, Suite 1500

San Jose, CA 95113
(408) 808-6400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Reed D. Taussig

President, Chief Executive Officer
and Chairman of the Board of Directors
Callidus Software Inc.
160 West Santa Clara Street, Suite 1500
San Jose, CA 95113
(408) 808-6400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Francis S. Currie, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	John D. Wilson, Esq. Shearman & Sterling LLP 1080 Marsh Road Menlo Park, California 94025 (650) 838-3600
        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 30, 2003

PROSPECTUS

5,000,000 Shares

Common Stock

                   per share

          We are selling 5,000,000 shares of our common stock. We have granted the underwriters an option to purchase up to 750,000 additional shares of common stock to cover over-allotments.

      This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $12.00 and $14.00 per share. We have applied to have the common stock included for quotation on the Nasdaq National Market under the symbol “CALD.”

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Callidus Software (before expenses)	$	$

      The underwriters expect to deliver the shares to purchasers on or about                     , 2003.

Citigroup

Lehman Brothers

U.S. Bancorp Piper Jaffray

                    , 2003

Enterprise Incentive Management Solutions
Aligning Employee, Sales and Channel Incentives with Corporate Strategy and Shareholder Value.
Solutions for the Strategic Enterprise™

SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
COMPANY INFORMATION
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EXHIBIT 5.1
EXHIBIT 10.20
EXHIBIT 23.1
EXHIBIT 99.1

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

      Until                     , 2003 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully before making an investment decision, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements.

Callidus Software Inc.

      We are a leading provider of Enterprise Incentive Management (EIM) software systems to global companies across multiple industries. Large enterprises use EIM systems to model, administer, analyze and report on incentive compensation, or “pay-for-performance,” plans, which compensate employees and business partners for the achievement of targeted quantitative and qualitative objectives, such as sales quotas, product development milestones and customer satisfaction. We provide a suite of software products that enable companies to access applicable transaction data, allocate compensation credit to appropriate employees and business partners, determine relevant compensation measurements, payment amounts and timing, and accurately report on compensation results. By facilitating effective management of complex pay-for-performance programs, our products allow our customers to increase productivity, improve profitability and achieve competitive advantage. Our product suite is based on our proprietary technology and extensive expertise in pay-for-performance programs and provides the flexibility and scalability required to meet the dynamic EIM requirements of large, complex businesses across multiple industries. Our installed base of over 75 active customers includes industry leaders in the insurance, retail banking, telecommunications, distribution, and manufacturing and technology industries, such as Allstate, J.P. Morgan Chase & Co., AT&T Wireless, DIRECTV and Apple Computer.

Market Opportunity

      While pay-for-performance programs are increasingly recognized as important management tools for companies, the administration of pay-for-performance programs presents complex challenges due to the large numbers of potential payees, compensation transactions, incentive programs and corporate policies involved. For large and complex pay-for-performance programs, these payments can represent millions of separate calculations per pay period, with total payouts ranging from approximately $100 million to over $1 billion annually. Currently, the majority of large businesses administer these programs using manual methods or internally developed solutions that do not adequately address these challenges. Failure to effectively meet these challenges erodes the effectiveness of incentive compensation, impairs management’s ability to adapt pay-for-performance programs to changing corporate objectives and results in costly errors. We believe that large enterprises are increasingly seeking dedicated EIM solutions to manage their pay-for-performance programs and, as a result, that the EIM market represents a substantial and growing new market opportunity.

The Callidus Solution

      We develop, market, install and support a suite of EIM products to address the complex challenges of pay-for-performance programs for large enterprises. Our software products are designed to be administered using an easily understandable menu of commands, or rules, that allow business users, who are otherwise unfamiliar with computer software programming techniques, to create and manage enterprise incentive compensation plans. We provide a transparent and reliable data resource for enterprises to plan and manage pay-for-performance programs and accurately allocate credit among a wide range of payees. Our product suite allows management to accurately calculate and coordinate the payment of incentive compensation based on a highly flexible and scalable software architecture. In addition, our reporting product enables management to accurately report incentive compensation results to payees on a timely basis. Our products are designed to enable large enterprises to achieve competitive advantages by ensuring that employees, agents and business partners are focused on achieving sales quotas, development milestones and other targeted business objectives, thereby increasing productivity and driving bottom line results. We believe we provide the most advanced EIM solutions available for three principal reasons:

      We Solve Complex Pay-for-Performance Problems. By focusing exclusively on solving the challenges and complexities inherent in pay-for-performance programs, we have developed a suite of EIM products designed to enable timely and accurate planning, calculation and management of variable, salary and management-by-objective (MBO) compensation, as well as dispute resolution, referral tracking and reporting.

      We Address Key Industry-Specific Requirements. We believe that extensive knowledge of our customers’ industry-specific incentive compensation programs and requirements, or domain expertise, is critical to designing a successful EIM system. We apply our domain expertise to build specific functionality into our products to address the key requirements of the insurance, retail banking, telecommunications, distribution, and manufacturing and technology industries.

      We Have Superior Technology. Our products are based on our proprietary rules-based software and run on our grid computing architecture, which enables customers to increase computing performance by harnessing a virtually unlimited number of processors within the enterprise. We believe this technology differentiates our products and offers superior performance, scalability and flexibility in an easy-to-use and reliable system, resulting in a lower total cost of ownership than manual methods and internally developed solutions.

Strategy

      Our objective is to extend our leadership position in the EIM market for large businesses. To achieve this goal we are pursuing the following strategies:

      Capitalize on Our Technological Leadership. We intend to leverage our six years of experience in the EIM market and our technological leadership by continuing to invest in research and development to expand our product line and increase our products’ functionality, and thereby to capitalize on the EIM market opportunity.

      Continue Our Industry-Specific Focus and Develop Additional Referenceable Accounts. Our domain expertise enables our products to offer industry-specific advantages in functionality, implementation and deployment for our five key markets and allows us to achieve greater efficiency and effectiveness in our sales, marketing and product development efforts. We intend to add industry leaders as customers in each of our key markets and to leverage these referenceable accounts to increase penetration of these markets.

      Increase the Industry-Specific Modeling and Analytic Capabilities of Our Products. We are developing new products and product enhancements to provide customers with more extensive industry-specific modeling and analytic capabilities required in increasingly competitive marketplaces.

      Continue to Build Loyalty Through Superior Customer Care. As we grow our installed base, we intend to increase our investment in customer care to further strengthen customer loyalty and referenceability.

Company Information

      We were incorporated in Delaware as TallyUp Software Inc. in 1996 and changed our name to Callidus Software Inc. in 1997. Our principal executive offices are located at 160 West Santa Clara Street, Suite 1500, San Jose, California 95113 and our telephone number is (408) 808-6400. Our website address is http://www.callidussoftware.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

Common stock offered	5,000,000 shares

Common stock to be outstanding after this offering	22,488,261 shares

Use of proceeds	We anticipate that we will use the net proceeds of this offering for general corporate purposes, including working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies.

Dividend policy	We have never declared or paid any cash dividends on our capital stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Nasdaq National Market symbol	CALD

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our common stock.

      The number of shares to be outstanding after the offering is based on 17,488,261 shares outstanding on September 30, 2003 and excludes:

•	5,297,034 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.95 per share as of September 30, 2003 (of which an aggregate of 70,500 shares subject to options held by two of our executive officers will become vested and exercisable as a result of the consummation of this offering);

•	843,197 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $3.63 per share as of September 30, 2003; and

•	3,697,588 shares of common stock available for future issuance under our various stock plans, plus the annual increases in the number of shares authorized under each of our stock plans beginning July 1, 2004.

      Unless otherwise noted, this prospectus:

•	gives effect to a 3-for-5 reverse split of our common stock expected to take effect prior to the effectiveness of the registration statement of which this prospectus is a part and the conversion of all of our outstanding preferred stock into common stock effective upon the consummation of this offering; and

•	assumes no exercise by the underwriters of their option to purchase 750,000 additional shares of our common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

      The following table sets forth a summary of our consolidated financial data for the periods presented. This summary consolidated financial data should be read together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes contained elsewhere in this prospectus. The consolidated balance sheet data is set forth as of September 30, 2003 both on an actual basis and on an as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $13.00 per share. See “Use of Proceeds” and “Capitalization.”

						Nine Months Ended
	Year Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)
Consolidated Statement of Operations Data:
Revenues:
License revenues	$—	$1,334	$8,879	$6,860	$9,820	$6,795	$26,617
Maintenance and service revenues	9	4,756	13,302	16,033	16,766	11,706	22,832

Total revenues	9	6,090	22,181	22,893	26,586	18,501	49,449
Gross profit	9	(1,196)	10,158	9,140	11,560	7,849	30,056
Operating expenses:
Sales and marketing	3,349	8,684	16,115	12,003	13,527	9,241	14,215
Research and development	2,354	4,852	9,701	10,659	11,118	8,603	8,026
General and administrative	974	2,668	5,048	4,859	5,053	3,497	4,547
Stock-based compensation(1)	1,064	3,229	4,312	1,878	424	366	2,569

Total operating expenses	7,741	19,433	35,176	29,399	30,122	21,707	29,357

Income (loss) from operations	(7,732)	(20,629)	(25,018)	(20,259)	(18,562)	(13,858)	699
Net income (loss)	$(7,575)	$(20,536)	$(25,428)	$(20,844)	$(19,130)	$(14,257)	$171

Net income (loss) per share:
Basic	$(35.07)	$(28.72)	$(23.83)	$(17.24)	$(13.98)	$(10.48)	$0.12

Diluted	$(35.07)	$(28.72)	$(23.83)	$(17.24)	$(13.98)	$(10.48)	$0.01

Weighted average shares:
Basic	216	715	1,067	1,286	1,368	1,360	1,453

Diluted	216	715	1,067	1,286	1,368	1,360	20,713

							Nine Months Ended
		Year Ended December 31,					September 30,

		1998	1999	2000	2001	2002	2002	2003

							(unaudited)
(1)	Stock-based compensation consists of:
	Cost of maintenance and service revenues	$90	$552	$619	$309	$95	$82	$568
	Sales and marketing	363	1,471	2,185	726	73	65	937
	Research and development	339	637	767	399	119	102	594
	General and administrative	272	569	741	444	137	117	470

	Total stock-based compensation	$1,064	$3,229	$4,312	$1,878	$424	$366	$2,569

	As of September 30, 2003

	Actual	As Adjusted

		(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,198	$72,898
Working capital	5,199	62,899
Total assets	29,558	87,258
Total liabilities	23,794	23,794
Total stockholders’ equity	5,764	63,464

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus before deciding whether to purchase our common stock. If any of the adverse events described in the following risk factors actually occurs, our business, financial condition and results of operations may suffer significantly. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

We have a history of losses, and we cannot assure you that we will achieve or sustain profitability. If we fail to do so, our stock price may decline.

      We incurred net losses of $25.4 million for 2000, $20.8 million for 2001 and $19.1 million for 2002. Taking account of the $2.6 million of stock-based compensation we recorded in the first nine months of 2003, we recorded net income of approximately $171,000 in the nine months ended September 30, 2003. After this offering, we expect to significantly increase our expenses in the near term in order to expand our business. In addition, based on stock options granted through September 30, 2003, we expect to amortize an aggregate of $1.9 million and $5.9 million of deferred stock-based compensation in the three months ending December 31, 2003 and in 2004, respectively. We expect that these increased operating expenses and amortization charges will result in a net loss for the quarter and year ending December 31, 2003. In addition, these increased expenses and charges will adversely affect our future operating results and may result in or contribute to net losses in future periods. We cannot assure you that we will be able to achieve or sustain profitability on a quarterly or annual basis. Our results of operations will be harmed if our revenues do not increase at a rate equal to or greater than increases in our expenses or if our revenues are insufficient for us to achieve or sustain profitability. If we are not able to achieve or sustain profitability, our stock price may decline and we may require additional financing, which may not be available.

Our quarterly revenues and operating results can be difficult to predict and can fluctuate substantially, which may harm our results of operations.

      Our revenues, particularly our license revenues, are difficult to forecast and are likely to fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside of our control. These factors include:

•	Competitive conditions in our industry, including new products, product announcements and special pricing offered by our competitors;

•	varying size, timing and contractual terms of orders for our products, which may delay the recognition of revenues;

•	the discretionary nature of our customers’ purchase and budget cycles and changes in their budgets for software and related purchases;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	our ability to timely complete our service obligations related to product sales;

•	general weakening of the economy resulting in a decrease in the overall demand for computer software and services;

•	the utilization rate of our professional services personnel and the degree to which we use third-party consulting services;

•	changes in our pricing policies;

•	timing of product development and new product initiatives;

•	our ability to hire, train and retain sufficient sales and professional services staff; and

•	changes in the mix of revenues attributable to higher-margin product license revenues as opposed to substantially lower-margin service revenues.

      In addition, we make assumptions and estimates as to the timing and amount of future revenues in budgeting our future operating costs and capital expenditures. Specifically, our sales personnel monitor the status of all proposals, including the estimated closing date and potential dollar amount of such transactions. We aggregate these estimates periodically to generate our sales forecasts and then evaluate the forecasts to identify trends in our business. Because our costs are relatively fixed in the short term and a substantial portion of our license revenue contracts are completed in the latter part of a quarter, we may be unable to reduce our expenses to avoid or minimize the negative impact on our quarterly results of operations if our estimates prove inaccurate and our anticipated revenues are not realized. As a result, our quarterly results of operations could be worse than anticipated, which could adversely affect our stock price.

Our quarterly license revenues are dependent on a relatively small number of transactions involving sales of our products to new customers, and any delay or failure in closing one or more of these transactions could adversely affect our results of operations.

      Our quarterly license revenues are dependent upon a relatively small number of transactions involving sales of our products to new customers, and to date recurring license revenues from existing customers have not comprised a substantial part of our revenues. As such, even minor variations in the rate and timing of conversion of our sales prospects into revenues could result in our failure to meet revenue objectives in future periods. In addition, based upon the terms of our customer contracts, we recognize the bulk of our license revenues for a given sale either at the time we enter into the agreement and deliver the product, or over the period in which we perform any services that are essential to the functionality of the product. Unexpected changes in contractual terms late in the negotiation process or changes in the mix of contracts we enter into could therefore materially and adversely affect our license revenues in a quarter. Delays or reductions in the amount of customers’ purchases would adversely affect our revenues, results of operations and financial condition and could cause our stock price to decline.

Our products have long sales cycles, which make it difficult to plan our expenses and forecast our results.

      The sales cycles for our products are generally between six and nine months for the majority of our sales, and in some cases can be a year or longer. It is therefore difficult to predict the quarter in which a particular sale will occur and to plan our expenditures accordingly. The period between our initial contact with a potential customer and its purchase of our products and services is relatively long due to several factors, including:

•	The complex nature of our products;

•	the need to educate potential customers about the uses and benefits of our products;

•	the requirement that a potential customer invest significant resources in connection with the purchase and implementation of our products;

•	budget cycles of our potential customers that affect the timing of purchases;

•	customer requirements for competitive evaluation and internal approval before purchasing our products;

•	potential delays of purchases due to announcements or planned introductions of new products by us or our competitors; and

•	the lengthy approval processes of our potential customers, many of which are large organizations.

      The delay or failure to complete sales in a particular quarter would reduce our revenues in that quarter, as well as any subsequent quarters over which revenues for the sale would likely be recognized. If our sales cycle unexpectedly lengthens in general or for one or more large orders, it would adversely affect the timing of our revenues. If we were to experience a delay on a large order, it could harm our ability to meet our forecasts for a given quarter.

Managing large-scale deployments of our products requires substantial technical implementation and support by us or third-party service providers. Failure to meet these requirements could cause a decline or delay in recognition of our revenues and an increase in our expenses.

      Our customers may require large, enterprise-wide deployments of our products, which require a substantial degree of technical implementation and support. It may be difficult for us to manage the timeliness of these deployments and the allocation of personnel and resources by us or our customers. Failure to successfully manage this process could harm our reputation and cause us to lose existing customers, face potential customer disputes or limit the number of new customers that purchase our products, which could adversely affect our revenues and increase our technical support and litigation costs.

      Our software license customers have the option to receive implementation, maintenance, training and consulting services from our internal professional services organization or from outside consulting organizations. If we are unable to expand our internal professional services organization to keep pace with sales, we will be required to increase our use of third-party service providers to help meet our implementation and service obligations. If we require a greater number of third-party service providers than we currently have available, we will be required to negotiate additional arrangements, which may result in lower gross margins for maintenance or service revenues.

      If a customer selects a third-party implementation service provider and such implementation services are not provided successfully and in a timely manner, our customers may experience increased costs and errors, which may result in customer dissatisfaction and costly remediation and litigation, any of which could adversely impact our operating results and financial condition.

Our success depends upon our ability to develop new products and enhance our existing products. Failure to successfully introduce new or enhanced products to the market may adversely affect our operating results.

      The enterprise application software market is characterized by:

•	Rapid technological advances in hardware and software development;

•	evolving standards in computer hardware, software technology and communications infrastructure;

•	changing customer needs; and

•	frequent new product introductions and enhancements.

      To keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance, we must enhance and improve existing products and we must also continue to introduce new products and services. Accelerated product introductions and short product life cycles require high levels of expenditures for research and development that could adversely affect our operating results. Further, any new products we develop may not be introduced in a timely manner and may not achieve the broad market acceptance necessary to generate significant revenues. If we are unable to successfully develop new products or enhance and improve our existing products or if we fail to position and/or price our products to meet market demand, our business and operating results will be adversely affected.

A substantial majority of our revenues are derived from TrueComp and related products and services and a decline in sales of these products and services could adversely affect our operating results and financial condition.

      We derive a substantial majority of our revenues from TrueComp and related products and services, and revenues from these products and services are expected to continue to account for a substantial majority of our revenues for the foreseeable future. Because we generally sell licenses to our products on a perpetual basis and deliver new versions and enhancements to customers who purchase maintenance contracts, our future license revenues are substantially dependent on sales to new customers. In addition, substantially all of our TrueInformation product sales have historically been made in connection with TrueComp sales. As a result of these factors, we are particularly vulnerable to fluctuations in demand for TrueComp. Accordingly, if demand for TrueComp and related products and services declines significantly, our business and operating results would be adversely affected.

Errors in our products could affect our reputation, result in significant costs to us and impair our ability to sell our products.

      Our products are complex and, accordingly, they may contain errors, or “bugs,” that could be detected at any point in their product life cycle. Errors in our products could materially and adversely affect our reputation, result in significant costs to us and impair our ability to sell our products in the future. Customers relying on our products to calculate and pay incentive compensation may have a greater sensitivity to product errors and security vulnerabilities than customers for software products in general. The costs incurred in correcting any product errors may be substantial and would adversely affect our operating margins. While we plan to continually test our products for errors and work with customers through our customer support services organization to identify and correct bugs, errors in our products may be found in the future.

      Because our customers depend on our software for their critical business functions, any interruptions could result in:

•	Lost or delayed market acceptance and sales of our products;

•	product liability suits against us;

•	lost sales revenues;

•	diversion of development resources;

•	injury to our reputation; and

•	increased service and warranty costs.

      While our software license agreements typically contain limitations and disclaimers that purport to limit our liability for damages for errors in our software, such limitations and disclaimers may not be enforced by a court or other tribunal or otherwise effectively protect us from such claims.

If we do not compete effectively with companies selling EIM software, our revenues may not grow and could decline.

      We have experienced, and expect to continue to experience, intense competition from a number of software companies. We compete principally with vendors of EIM software, such as Centive, Motiva (which was recently acquired by Siebel Systems) and Synygy, vendors of enterprise resource planning software, such as Oracle, PeopleSoft and SAP, and vendors of customer relationship management software, such as Siebel Systems. Our competitors may announce new products, services or enhancements that better meet the needs of customers or changing industry standards. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, results of operations and financial condition.

      Many of our competitors and potential competitors have significantly greater financial, technical, marketing, service and other resources than we have. Many of these companies also have a larger installed base of users, have longer operating histories or have greater name recognition than we have. Some of our competitors’ products may be more effective than our products at performing particular EIM system functions or may be more customized for particular customer needs in a given market. Even if our competitors provide products with more limited EIM system functionality than our products, these products may incorporate other capabilities, such as recording and accounting for transactions, customer orders or inventory management data. A product that performs these functions, as well as some of the functions of our software solutions, may be appealing to some customers because it would reduce the number of different types of software used to run their business. Further, our competitors may be able to respond more quickly than we can to changes in customer requirements.

      Our products must be integrated with software provided by a number of our existing or potential competitors. These competitors could alter their products in ways that inhibit integration with our products, or they could deny or delay access by us to advance software releases, which would restrict our ability to adapt our products to facilitate integration with these new releases and could result in lost sales opportunities.

If we are required to change our pricing models to compete successfully, our margins and operating results will be adversely affected.

      The intensely competitive market in which we do business may require us to reduce our prices. If our competitors offer deep discounts on certain products or services in an effort to recapture or gain market share or to sell other software or hardware products, we may be required to lower prices or offer other favorable terms to compete successfully. Any such changes would be likely to reduce our margins and could adversely affect our operating results. Some of our competitors may bundle software products that compete with ours for promotional purposes or as a long-term pricing strategy or provide guarantees of prices and product implementations. These practices could, over time, limit the prices that we can charge for our products. If we cannot offset price reductions with a corresponding increase in the number of sales or with lower spending, then the reduced revenues resulting from lower prices would adversely affect our margins and operating results.

Potential customers that outsource their technology projects offshore may come to expect lower rates for professional services than we are able to provide profitably, which could impair our ability to win customers and achieve profitability.

      Many of our potential customers have begun to outsource technology projects offshore to take advantage of lower labor costs, and we believe that this trend will continue. Due to the lower labor costs in some countries, these customers may demand lower hourly rates for the professional services we provide, which may erode our margins for our maintenance and service revenues or result in lost business.

Our maintenance and service revenues produce substantially lower gross margins than our license revenues, and an increase in service revenues relative to license revenues would harm our overall gross margins.

      Our maintenance and service revenues, which include fees for consulting, implementation, maintenance and training, were 46% of our revenues for the nine months ended September 30, 2003 and 63% of our revenues for 2002. Our maintenance and service revenues have substantially lower gross margins than our license revenues. An increase in the percentage of total revenues represented by maintenance and service revenues would adversely affect our overall gross margins.

      Maintenance and service revenues as a percentage of total revenues have varied significantly from quarter to quarter due to fluctuations in licensing revenues, economic changes, change in the average selling prices for our products and services, our customers’ acceptance of our products and our sales force execution. In addition, the volume and profitability of services can depend in large part upon:

•	Competitive pricing pressure on the rates that we can charge for our professional services;

•	the complexity of the customers’ information technology environment;

•	the resources directed by customers to their implementation projects; and

•	the extent to which outside consulting organizations provide services directly to customers.

      Any erosion of our margins for our maintenance and service revenues, or any adverse changes in the mix of our license versus maintenance and service revenues would adversely affect our operating results.

We will not be able to maintain our sales growth if we do not attract, train or retain qualified sales personnel.

      We depend on our direct sales force for most of our sales and have made significant expenditures in recent years to expand our sales force. Our future success will depend in part upon the continued expansion and increased productivity of our sales force. To the extent we experience attrition in our direct sales force, we will need to hire replacements. We face intense competition for sales personnel in the software industry, and we cannot be sure that we will be successful in hiring, training or retaining these personnel in accordance with our plans. Even if we hire and train a sufficient number of sales personnel, we cannot be sure that we will generate enough additional revenues to exceed the cost of the new personnel. If we fail to successfully maintain and expand our sales force, our future sales will be adversely affected.

We may lose sales opportunities and our business may be harmed if we do not successfully develop and maintain strategic relationships to implement and sell our products.

      We have relationships with third-party consulting firms, systems integrators and software vendors. These third parties may provide us with customer referrals, cooperate with us in marketing our products and provide our customers with systems implementation services or overall program management. However, we do not have formal agreements governing our ongoing relationship with certain of these third-party providers and the agreements we do have generally do not include obligations with respect to generating sales opportunities or cooperating on future business. Should any of these third parties go out of business or choose not to work with us, we may be forced to increase the development of those capabilities internally, incurring significant expense and adversely affecting our operating margins. Any of our third-party providers may offer products of other companies, including products that compete with our products. We could lose sales opportunities if we fail to work effectively with these parties or they choose not to work with us.

Acquisitions and investments present many risks, and we may not realize the anticipated financial and strategic goals for any such transactions.

      We may in the future acquire or make investments in complementary companies, products, services and technologies. Such acquisitions and investments involve a number of risks, including:

•	We may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or that economic conditions change, all of which may generate a future impairment charge;

•	we may have difficulty integrating the operations and personnel of the acquired business, and may have difficulty retaining the key personnel of the acquired business;

•	we may have difficulty incorporating the acquired technologies or products with our existing product lines;

•	there may be customer confusion where our products overlap with those of the acquired company;

•	we may have product liability associated with the sale of the acquired company’s products;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations;

•	we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;

•	the acquisition may result in litigation from terminated employees or third-parties; and

•	we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

      These factors could have a material adverse effect on our business, results of operations and financial condition or cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

      The consideration paid in connection with an investment or acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering, to consummate any acquisition. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs (such as of acquired in-process research and development costs) and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

For our business to succeed, we need to attract, train and retain qualified employees and manage our employee base effectively. Failure to do so may adversely affect our operating results.

      Our success depends on our ability to hire, train and retain qualified employees and to manage our employee base effectively. Competition for qualified personnel is intense, particularly in the San Francisco Bay area where our headquarters are located, and the high cost of living increases our recruiting and compensation costs. We cannot assure you that we will be successful in hiring, training or retaining qualified personnel. If we are unable to do so, our business and operating results will be adversely affected.

We have recently experienced changes in our senior management team and the loss of key personnel or any inability of these personnel to perform in their new roles could adversely affect our business.

      In September 2002, we hired Ronald J. Fior as our Chief Financial Officer and in June 2003, we hired Bertram W. Rankin as our Senior Vice President of Worldwide Marketing. Prior to joining Callidus, Mr. Fior served as Chief Financial Officer of Remedy Corporation from 1998 until its acquisition by Peregrine Systems in 2001. As a result of Peregrine’s subsequent financial restatements and bankruptcy case, Mr. Fior and the former officers and directors of Remedy have become involved in litigation both as plaintiffs against the former board and management of Peregrine for fraud and as defendants against former Remedy stockholders in relation to the sale of Remedy to Peregrine. While these cases do not allege any impropriety with respect to Remedy’s financial statements and Mr. Fior believes the litigation pending against him is without merit, these matters could nonetheless require significant amounts of Mr. Fior’s attention, which could distract him from his responsibilities with Callidus. In addition, we continue to recruit senior management personnel to support our growing operations. Our success will depend to a significant extent on our ability to assimilate these changes in our leadership team and to retain the services of our executive officers, including Reed D. Taussig, our President and Chief Executive Officer, and our other key employees. If we lose the services of one or more of our executives or key employees, if we fail to successfully assimilate our recent changes in our management team or if one or more of our executives or key employees decides to join a competitor or otherwise compete directly or indirectly with us, this could harm our business and could affect our ability to successfully implement our business plan.

If we fail to adequately protect our proprietary rights and intellectual property, we may lose valuable assets, experience reduced revenues and incur costly litigation to protect our rights.

      We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our licensed programs may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent that we engage in international activities, our exposure to unauthorized copying and use of our products and proprietary information will increase.

      We enter into confidentiality or license agreements with our employees and consultants and with the customers and corporations with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management resources, either of which could seriously harm our business.

Our results of operations may be adversely affected if we are subject to a protracted infringement claim or one that results in a significant damage award.

      From time to time, we receive claims that our products or business infringe or misappropriate the intellectual property of third parties. Our competitors or other third parties may challenge the validity or scope of our intellectual property rights. We believe that software developers will be increasingly subject to claims of infringement as the functionality of products in our market overlaps. A claim may also be made relating to technology that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	Require costly litigation to resolve;

•	absorb significant management time;

•	cause us to enter into unfavorable royalty or license agreements;

•	require us to discontinue the sale of our products;

•	require us to indemnify our customers or third-party systems integrators; or

•	require us to expend additional development resources to redesign our products.

      We may also be required to indemnify our customers and third-party systems integrators for third-party products that are incorporated into our products and that infringe the intellectual property rights of others. Although many of these third parties are obligated to indemnify us if their products infringe the rights of others, this indemnification may not be adequate.

      In addition, from time to time there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. We use a limited amount of open source software in our products and may use more open source software in the future. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Any of this litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition or require us to devote additional research and development resources to change our products.

We depend on technology of third parties licensed to us for our TruePerformance product, our rules engine and the analytics and web viewer functionality for our products and the loss or inability to maintain these licenses or errors in such software could result in increased costs or delayed sales of our products.

      We distribute our TruePerformance product under license from Cézanne Software, the developer of the product. In addition, we license technology from several software providers for our rules engine, analytics and web viewer. We anticipate that we will continue to license technology from third parties in the future. This software may not continue to be available on commercially reasonable terms, if at all.

Some of the products we license from third parties could be difficult to replace, and implementing new software with our products could require six months or more of design and engineering work. The loss of any of these technology licenses could result in delays in the license of our products until equivalent technology, if available, is developed or identified, licensed and integrated. In addition, our products depend upon the successful operation of third-party products in conjunction with our products, and therefore any undetected errors in these products could prevent the implementation or impair the functionality of our products, delay new product introductions and/or injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which could result in higher royalty payments and a loss of product differentiation.

Our revenues might be harmed by resistance to adoption of our software by information technology departments.

      Some potential customers may have already made a substantial investment in other third-party or internally developed software designed to model, administer, analyze and report on pay-for-performance programs. These companies may be reluctant to abandon these investments in favor of our software. In addition, information technology departments of potential customers may resist purchasing our software solutions for a variety of other reasons, particularly the potential displacement of their historical role in creating and running software and concerns that packaged software products are not sufficiently customizable for their enterprises. If the market for our products does not grow for any of these reasons, our revenues may be harmed.

Our inability to manage growth could affect our business adversely and harm our ability to sustain profitability.

      To support our growth plans, we need to expand our existing management, operational, financial, human resources, customer service and management information systems and controls. This expansion will require significant capital expenditures and may divert our financial resources from other projects such as the development of new products or product upgrades. We may be unable to expand these systems and to manage our growth successfully, and this inability would adversely affect our business.

Mergers of or other strategic transactions by our competitors could weaken our competitive position or reduce our revenues.

      If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. For example, Siebel Systems recently announced that it has acquired Motiva, which may result in substantial new investment by Siebel Systems in products that compete with ours. Our competitors may also establish or strengthen cooperative relationships with our current or future systems integrators, third-party compensation consulting firms or other parties with whom we have relationships, thereby limiting our ability to promote our products and limiting the number of consultants available to implement our software. Disruptions in our business caused by these events could reduce our revenues.

If we are required or elect to account for employee stock option and employee stock purchase plans using the fair value method, it could significantly increase our net loss and net loss per share.

      There has been ongoing public debate about whether employee stock option and employee stock purchase plans shares should be treated as a compensation expense and, if so, how to properly value such compensation. If we elect or are required to record an expense for our stock-based compensation plans using the fair value method, we could have significant additional compensation expense. For example, if we had historically accounted for stock-based compensation plans using the fair value method prescribed in Financial Accounting Standards Board Statement 123 as amended by Statement 148, in 2002 we would have recorded approximately $547,000 in additional expenses, and our basic and diluted loss per share would have been increased by $0.40 per share. Although we are not currently required to record any compensation expense using the fair value method in connection with option grants that have an exercise price at or above fair value at the grant date or for shares issued under our employee stock purchase plan, it is possible that future laws or regulations will require us to treat all stock-based compensation as an expense using the fair value method. See Notes 1 and 5 of our consolidated financial statements and our discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Application of Critical Accounting Policies and Use of Estimates” for a more detailed presentation of our accounting for stock-based compensation.

We may expand our international sales efforts but do not have substantial experience in international markets, and may not achieve the expected results.

      We may expand our international operations, and any such expansion would require substantial financial resources and a significant amount of attention from our management. International operations involve a variety of risks, particularly:

•	Unexpected changes in regulatory requirements, taxes, trade laws and tariffs;

•	differing ability to protect our intellectual property rights;

•	differing labor regulations;

•	greater difficulty in supporting and localizing our products;

•	changes in a specific country’s or region’s political or economic conditions;

•	greater difficulty in establishing, staffing and managing foreign operations; and

•	fluctuating exchange rates.

      We have limited experience in marketing, selling and supporting our products and services abroad. If we invest substantial time and resources in order to grow our international operations and are unable to do so successfully and in a timely manner, our business and operating results could be seriously harmed.

Natural disasters or other incidents may disrupt our business.

      Our business communications, infrastructure and facilities are vulnerable to damage from human error, physical or electronic security breaches, power loss and other utility failures, fire, earthquake, flood, sabotage, vandalism and similar events. Although the source code for our software products is held by escrow agents outside of the San Francisco Bay area, our internal-use software and back-up are both located in the San Francisco Bay area. If a natural or man-made disaster were to hit this area, we may lose all of our internal-use software data. Despite precautions, a natural disaster or other incident could result in interruptions in our service or significant damage to our infrastructure. In addition, failure of any of our telecommunications providers could result in interruptions in our services and disruption of our business operations. Any of the foregoing could impact our provision of services and fulfillment of product orders, and our ability to process product orders and invoices and otherwise timely conduct our business operations.

Risks Related to the Securities Markets and Ownership of our Common Stock

Because some existing stockholders will together beneficially own 75% of our outstanding stock after this offering, the voting power of other stockholders, including purchasers in this offering, will be effectively limited.

      After this offering, it is anticipated that, based on share ownership as of September 30, 2003 (including shares issuable upon exercise of outstanding options and warrants exercisable within 60 days of September 30, 2003), our officers, directors, major stockholders and their affiliates will beneficially own or control, directly or indirectly, 18,352,979 shares of common stock, which in the aggregate will represent approximately 75% of the outstanding shares of common stock (or 72% if the underwriters’ over-allotment option is exercised in full). As a result, if some of these persons or entities act together, they will have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws and the approval of any business combination. This may delay or prevent an acquisition or cause the market price of our stock to decline. Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a relatively longer period, they may be more interested in selling the Company to an acquiror than other investors or may want us to pursue strategies that are different from the wishes of other investors.

A substantial number of shares will be eligible for sale in the near future, which could cause our common stock price to decline significantly.

      Additional sales of our common stock in the public market after this offering, or the perception that such sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have 22,488,261 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. See “Summary — The Offering” for a detailed discussion of shares included and excluded from this number. The 5,000,000 shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933. Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters that restrict their ability to transfer their stock for 180 days from the date of this prospectus. For a description of these agreements, see “Underwriting.” After the lock-up agreements expire, an aggregate of approximately 17,488,261 additional shares will be eligible for sale in the public market, subject in most cases to the limitations of either Rule 144 or Rule 701 under the Securities Act. See “Shares Eligible for Future Sale.”

      In addition, Citigroup, on behalf of the underwriters, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the public market at earlier dates. Sales of common stock by existing stockholders in the public market, the availability of these shares for sale, our issuance of securities or the perception that any of these events might occur could materially and adversely affect the market price of our common stock.

There has been no prior public market for our common stock. Our stock price is likely to be volatile and could decline following this offering, resulting in a substantial loss on your investment.

      Prior to this offering, there has not been a public market for our common stock. An active trading market for our common stock may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price has been determined through negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which the common stock will trade upon completion of this offering. The stock market in general, and the market for technology-related stocks in particular, has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus and others such as:

•	Our operating performance and the performance of other similar companies;

•	developments with respect to intellectual property rights;

•	publication of research reports about us or our industry by securities analysts;

•	speculation in the press or investment community;

•	terrorist acts; and

•	announcements by us or our competitors of significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments.

As a new investor, you will incur substantial dilution as a result of this offering.

      The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $10.18 per share, assuming an initial public offering price of $13.00 per share, and new investors will own 22% of our outstanding common stock. This dilution is due in large part to earlier investors having generally paid substantially less than the initial public offering price when they purchased their shares. In addition, the exercise of outstanding options and warrants will, and future equity issuances may, result in further dilution to investors. Assuming the exercise in full of all of our outstanding employee stock options and warrants as of September 30, 2003, investors purchasing common stock in this offering would incur immediate dilution of a total of $10.32 per share, assuming an initial public offering price of $13.00 per share, and would own 17% of our outstanding common stock. In addition, as a result of this offering, the vesting of an aggregate of 70,500 shares subject to options granted to our Chief Executive Officer, Reed Taussig, and our Senior Vice President, Research and Development, Robert Warfield, will accelerate. These shares may be purchased at a weighted average exercise price of $0.91, and would be worth an aggregate of approximately $917,000 based on an assumed initial public offering price of $13.00 per share. See the section entitled “Dilution” elsewhere in this prospectus.

Because we do not intend to pay dividends, you will not receive funds without selling shares and depending on when you sell your shares, you may lose the entire amount of your investment.

      We have never declared or paid any cash dividends on our capital stock and do not intend to pay cash dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Therefore, you will not receive any proceeds in respect of your stock prior to selling it. We also cannot assure you that you will receive a return on your investment when you do sell your shares or that you will not lose the entire amount of your investment.

Our management has broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

      Our management could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return. We plan to use the net proceeds from this offering for general corporate purposes, including working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies. Until we use the proceeds of this offering, we plan to invest the net proceeds in interest-bearing, investment-grade securities, which may not yield a favorable rate of return. If we do not invest or apply the proceeds of this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline, and we may require additional financing, which may not be available.

We may need to raise additional capital, which may not be available.

      We expect that the net proceeds from this offering, together with our other capital resources, will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to:

•	Develop enhancements and additional features for our products;

•	develop new products and services;

•	hire, train and retain employees;

•	enhance our infrastructure;

•	respond to competitive pressures or unanticipated requirements;

•	pursue international expansion;

•	pursue acquisition opportunities; or

•	continue to fund our operations.

      If any of the foregoing consequences occur, our stock price may fall and you may lose some or all of your investment.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

      Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors has staggered terms, which means that replacing a majority of our directors would require at least two annual meetings. The acquiror would also be required to provide advance notice of its proposal to replace directors at any annual meeting, and will not be able to cumulate votes at a meeting, which will require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

      Our board of directors also has the ability to issue preferred stock that could significantly dilute the ownership of a hostile acquiror. In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

      Our board of directors could choose not to negotiate with an acquiror that it did not believe was in our strategic interests. If an acquiror is discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by these or other measures, you could lose the opportunity to sell your shares at a favorable price.

FORWARD-LOOKING STATEMENTS

      We have made statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

      Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We undertake no obligation to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of 5,000,000 shares of common stock by us in this offering will be approximately $57.7 million ($66.8 million if the underwriters’ over-allotment option is exercised in full) based on an assumed initial public offering price of $13.00 per share and after deducting underwriting discounts and estimated offering expenses payable by us.

      The principal purposes of this offering are to obtain additional working capital, establish a public market for our common stock, facilitate our future access to public capital markets and demonstrate increased financial stability to potential customers. We have not undertaken any evaluations or studies regarding specific application of the net proceeds of this offering. While we have not identified specific allocations for applying the net proceeds from this offering, we currently expect to use these proceeds for general corporate purposes, including expansion of our sales and marketing and research and development efforts, working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies. We have no present commitments or agreements with respect to any acquisition or investment. Pending their application, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. Our management will retain broad discretion in the allocation of the net proceeds of this offering. The amounts we actually spend will depend on a number of factors, including the amount of our future revenues and other factors described elsewhere in this prospectus.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

COMPANY INFORMATION

      We were incorporated in Delaware as TallyUp Software Inc. in 1996 and changed our name to Callidus Software Inc. in 1997. Our principal executive offices are located at 160 West Santa Clara Street, Suite 1500, San Jose, California 95113 and our telephone number is (408) 808-6400. Our website address is http://www.callidussoftware.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. Unless otherwise indicated, references in this prospectus to “Callidus,” the “Company,” “we,” “our” or “us” refer to Callidus Software Inc. and its subsidiaries.

      Callidus Software®, the Callidus Software logo and TrueComp® are registered trademarks of Callidus Software and TruePerformanceTM, TrueComp GridTM, TrueComp ManagerTM, TrueInformationTM, TrueIntegrationTM, TrueResolutionTM and TrueReferralTM are unregistered trademarks of Callidus Software. All trademarks, service marks and trade names of other companies that appear in this prospectus are the property of their respective holders.

CAPITALIZATION

(in thousands, except share and per share data)

      The following table sets forth our cash and cash equivalents, bank line of credit and capitalization as of September 30, 2003 on an actual basis and as adjusted to reflect our receipt of the estimated net proceeds from the sale of 5,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $13.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses. This table gives effect to a planned increase in the number of authorized shares of common stock, which will be effected in an amendment to our certificate of incorporation that will be effective upon the consummation of this offering and, in the case of the as adjusted data, the conversion of all of our outstanding shares of preferred stock into common stock effective upon the consummation of this offering. You should read this table along with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2003

	Actual	As Adjusted

		(unaudited)
Cash and cash equivalents	$15,198	$72,898

Bank line of credit	$5,382	$5,382

Long-term debt, including current portion	$1,460	$1,460
Stockholders’ equity:
Convertible Preferred Stock, $0.001 par value per share; 31,927,656 shares authorized, 30,379,476 shares issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, as adjusted	30	—
Common Stock, $0.001 par value, 42,000,000 shares authorized, 1,556,224 shares issued and outstanding, actual; 100,000,000 shares authorized, 22,488,261 shares issued and outstanding, as adjusted	2	23
Additional paid-in capital	111,694	169,403
Deferred stock-based compensation	(11,418)	(11,418)
Notes receivable from stockholders	(238)	(238)
Accumulated deficit	(94,410)	(94,410)
Accumulated other comprehensive income	104	104

Total stockholders’ equity	5,764	63,464

Total capitalization	$7,224	$64,924

      Shares of common stock to be outstanding after the offering do not include:

•	5,297,034 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.95 per share as of September 30, 2003;

•	843,197 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $3.63 per share as of September 30, 2003; and

•	3,697,588 shares of common stock available for future issuance under our various stock plans, plus the annual increases in the number of shares authorized under each of our stock plans beginning July 1, 2004.

      Options to purchase 1,780,396 shares of our common stock at a weighted average exercise price per share of $2.05 are fully vested and exercisable as of September 30, 2003.

DILUTION

      Our pro forma net tangible book value as of September 30, 2003 was approximately $5.8 million, or approximately $0.33 per share. Pro forma net tangible book value per share represents the amount of our total assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding, after giving effect to the automatic conversion of our preferred stock into common stock upon consummation of this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 5,000,000 shares of common stock offered by us at an assumed initial public offering price of $13.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2003 would have been approximately $63.5 million, or $2.82 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.49 per share to existing stockholders and an immediate dilution of $10.18 per share to new investors purchasing shares of our common stock at the initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$13.00
Pro forma net tangible book value per share as of September 30, 2003	$0.33
Increase in pro forma net tangible book value per share attributable to new investors	2.49

Pro forma net tangible book value per share after this offering		2.82

Dilution per share to new investors		$10.18

      Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial public offering price per share.

      The following table sets forth, on a pro forma basis, as of September 30, 2003, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $13.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares of Common
	Stock Purchased		Total Consideration		Average
					Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	17,488,261	78%	$85,777,762	57%	$4.90
New Investors	5,000,000	22	65,000,000	43	13.00

Total	22,488,261	100%	$150,777,762	100%

      If the underwriters exercise their over-allotment option in full, the percentage of shares held by existing stockholders will decrease to 75% of the total shares outstanding, and the number of shares held by new investors will increase to 5,750,000, or 25% of the total shares outstanding.

      The foregoing discussion and tables are based upon the number of shares issued and outstanding on September 30, 2003 and assume no exercise of options and warrants outstanding as of September 30, 2003. As of that date, there were 5,297,034 shares of our common stock issuable upon exercise of options outstanding at a weighted average exercise price of $1.95 per share and 843,197 shares of our common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $3.63 per share. Assuming the exercise in full of all the outstanding options and warrants, as adjusted net tangible book value as of September 30, 2003 would be $2.68 per share, representing an immediate increase in the net tangible book value of $2.35 per share to our existing stockholders and an immediate decrease in the net tangible book value of $10.32 per share to purchasers of our common shares in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

      The selected consolidated financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. We have derived the consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2003 and the consolidated balance sheet data as of December 31, 2001 and 2002 and September 30, 2003 from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998, 1999 and 2000 were derived from the audited consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2002 were derived from the unaudited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected for future periods and interim results are not necessarily indicative of results for the entire year.

						Nine Months
	Year Ended December 31,					Ended September 30,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)
Consolidated Statement of Operations Data:
Revenues:
License revenues	$—	$1,334	$8,879	$6,860	$9,820	$6,795	$26,617
Maintenance and service revenues	9	4,756	13,302	16,033	16,766	11,706	22,832

Total revenues	9	6,090	22,181	22,893	26,586	18,501	49,449
Cost of revenues:
License revenues	—	241	840	650	814	518	1,454
Maintenance and service revenues	—	7,045	11,183	13,103	14,212	10,134	17,939

Total cost of revenues	—	7,286	12,023	13,753	15,026	10,652	19,393

Gross profit	9	(1,196)	10,158	9,140	11,560	7,849	30,056
Operating expenses:
Sales and marketing	3,349	8,684	16,115	12,003	13,527	9,241	14,215
Research and development	2,354	4,852	9,701	10,659	11,118	8,603	8,026
General and administrative	974	2,668	5,048	4,859	5,053	3,497	4,547
Stock-based compensation(1)	1,064	3,229	4,312	1,878	424	366	2,569

Total operating expenses	7,741	19,433	35,176	29,399	30,122	21,707	29,357

Income (loss) from operations	(7,732)	(20,629)	(25,018)	(20,259)	(18,562)	(13,858)	699
Interest expense and other income, net	157	93	(410)	(585)	(445)	(276)	(353)

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(7,575)	(20,536)	(25,428)	(20,844)	(19,007)	(14,134)	346

Provision for income taxes	—	—	—	—	—	—	175

						Nine Months
	Year Ended December 31,					Ended September 30,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)
Income (loss) before cumulative effect of change in accounting principle	(7,575)	(20,536)	(25,428)	(20,844)	(19,007)	(14,134)	171
Cumulative effect of change in accounting principle	—	—	—	—	(123)	(123)	—

Net income (loss)	$(7,575)	$(20,536)	$(25,428)	$(20,844)	$(19,130)	$(14,257)	$171

Net income (loss) per share:
Basic	$(35.07)	$(28.72)	$(23.83)	$(17.24)	$(13.98)	$(10.48)	$0.12

Diluted	$(35.07)	$(28.72)	$(23.83)	$(17.24)	$(13.98)	$(10.48)	$0.01

Weighted average shares:
Basic	216	715	1,067	1,286	1,368	1,360	1,453

Diluted	216	715	1,067	1,286	1,368	1,360	20,713

						Nine Months
	Year Ended December 31,					Ended September 30,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)
(1) Stock-based compensation consists of:
Cost of maintenance and service revenues	$90	$552	$619	$309	$95	$82	$568
Sales and marketing	363	1,471	2,185	726	73	65	937
Research and development	339	637	767	399	119	102	594
General and administrative	272	569	741	444	137	117	470

Total stock-based compensation	$1,064	$3,229	$4,312	$1,878	$424	$366	$2,569

	As of December 31,					As of
						September 30,
	1998	1999	2000	2001	2002	2003

Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,909	$14,877	$3,272	$12,034	$12,833	$15,198
Working capital	2,213	10,363	(12,116)	6,971	650	5,199
Total assets	4,257	22,508	15,625	19,664	20,695	29,558
Long-term debt, less current portion	17	1,570	2,308	439	986	669
Total liabilities	904	10,084	23,904	8,974	18,602	23,794
Total stockholders’ equity (deficit)	3,353	12,424	(8,279)	10,690	2,093	5,764

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following information should be read together with our consolidated financial statements, including the notes thereto, and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties.

Overview

General

      We are a leading provider of Enterprise Incentive Management (EIM) software systems to global companies across multiple industries. Large enterprises use EIM systems to model, administer, analyze and report on incentive compensation, or pay-for-performance, plans, which compensate employees and business partners for the achievement of targeted quantitative and qualitative objectives, such as sales quotas, product development milestones and customer satisfaction. We provide a suite of software products that enable companies to access applicable transaction data, allocate compensation credit to appropriate employees and business partners, determine relevant compensation measurements, payment amounts and timing, and accurately report on compensation results. By facilitating effective management of complex pay-for-performance programs, our products allow our customers to increase productivity, improve profitability and achieve competitive advantage. Our product suite is based on our proprietary technology and extensive expertise of pay-for-performance programs and provides the flexibility and scalability required to meet the dynamic EIM requirements of large, complex businesses across multiple industries.

      We were incorporated in 1996, and began selling our first product, TrueComp, in mid-1999. In 2000, the first full year of TrueComp sales, our license revenues grew to $8.9 million, total revenues grew to $22.2 million and we incurred a net loss of $25.4 million. At the same time, we grew our organization to a total of 180 personnel, largely in anticipation of future revenue growth. In 2001, license revenue growth was adversely affected by the general reduction in IT spending resulting from the economic downturn in the United States and the September 11 terrorist attacks, and we experienced a year-over-year decline in license revenues of 23% to $6.9 million. This decline was offset in 2001 by growth in our maintenance and service revenues, such that overall revenues grew by 3% and our net loss decreased by 18% to $20.8 million in 2001 compared to 2000. In 2002, license revenues grew by 43% to $9.8 million and total revenues grew by 16% to $26.6 million and our net loss decreased 8% to $19.1 million, compared to 2001. Since the second quarter of 2002, our quarterly license revenues have grown by comparison to the prior year period for six consecutive quarters. For the nine months ended September 30, 2003, we had total revenues of $49.4 million and net income of approximately $171,000. From inception through September 30, 2003, we generated aggregate net losses of $94.4 million.

     Sources of Revenue

      While pay-for-performance programs have been widely used by large enterprises for years, the market for dedicated and specialized EIM software applications is newly emerging. As a result, and because we sell our products on a perpetual license basis, substantially all of our license and associated services revenues in a quarter are derived from sales to new customers. In addition a substantial majority of our revenues have been, and are likely to continue to be, from licenses, maintenance and services related to our TrueComp product. While no single customer accounted for 10% or more of our revenues in 2000 or 2001, and only two customers, DIRECTV and Sprint, accounted for more than 10% of our revenues for 2002, our quarterly revenues generally depend on large sales of licenses or services to a relatively small number of customers. As such, the failure of the EIM market to develop as anticipated or any decline in sales of our TrueComp product or delay or deferral of any large purchases by any of our customers could materially and adversely affect our revenues and operating results in future quarters.

      License Revenues. We generate license revenues from the sale of perpetual licenses to use our products, which we generally price on a per payee basis. In circumstances where third-party systems integrators provide integration and configuration services for deployment of our products, or the integration and configuration services we are to provide are not deemed essential to the functionality of the related software, we generally recognize all of the license revenues at the time the product has been delivered. In circumstances where we provide integration and configuration services and these services are deemed essential to the functionality of the related software, we recognize the revenues from these licenses on a percent-of-completion basis, with license fees recorded as deferred revenue pending recognition. Because our license revenue recognition differs based on contract terms and customer requirements, our license revenues may vary from period to period depending upon the mix of these arrangements we enter into in such periods. Please refer to “— Application of Critical Accounting Policies and Use of Estimates — Revenue Recognition,” for further information regarding license revenue recognition.

      Maintenance and Service Revenues. Maintenance and service revenues consist of sales of maintenance and upgrade rights associated with the sale of software licenses, integration and configuration services and training. We generally sell maintenance on an annual basis and provide customers with the right to receive product enhancements and new versions of the products purchased, as well as technical support. Maintenance revenues are recorded as deferred revenue at the time the associated license is sold or a maintenance renewal is purchased, and are recognized ratably over the term of the maintenance agreement. We derive service revenues when we provide integration, configuration or training services to customers. We price these services on a time-and-materials basis and we generally recognize these revenues when the services are performed. Integration and configuration services often are not started until one to two months after the software license is sold and generally take five to six months to complete; however, some integration and configuration projects can take twelve months or longer depending on the complexity of the project.

Cost of Revenue

      Our cost of license revenues consists primarily of third-party royalties. Our cost of maintenance and service revenues consists primarily of salaries, benefits, travel and related overhead for technical support, training and consulting personnel, the cost of subcontractors for professional services and the cost of materials delivered with product enhancements and new releases. Because the cost of maintenance and service revenues is substantially higher, as a percentage of related revenues, than the cost of license revenues, our overall gross margins vary from period to period as a function of the mix of maintenance and service versus license revenues in such periods.

Operating Expenses

      Sales and marketing expenses consist primarily of salaries, benefits and commissions, advertising, referral fees on direct sales, promotional campaigns and materials, travel and other related overhead. To date, all of our research and development expenses have been expensed as incurred, and consist primarily of salaries and benefits, as well as facilities and other related overhead. General and administrative expenses consist primarily of salaries and benefits, as well as finance, accounting, legal and administrative costs and related overhead. Prior to 2002, general and administrative expenses also included amortization of goodwill recorded in connection with our acquisition of The Rob Hand Consulting Group in 1999.

Deferred Stock-Based Compensation

      We record deferred stock-based compensation when we grant stock options to employees with an exercise price lower than the deemed fair value of our common stock for financial accounting purposes on the date of grant. Deferred stock-based compensation is then amortized using the accelerated method as outlined in Statement of Financial Interpretations (FIN) 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. At September 30, 2003, we had total deferred stock-based compensation of approximately $11.4 million, which will be amortized over four years from the date of grant of the related options. For the quarter ending December 31, 2003 and for 2004, we expect to amortize approximately $1.9 million and $5.9 million, respectively, of deferred stock-based compensation, based on options issued prior to September 30, 2003.

Application of Critical Accounting Policies and Use of Estimates

      Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The application of GAAP requires our management to make estimates that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation of our financial condition or results of operations will be affected.

      In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Our management has reviewed these critical accounting policies, our use of estimates and the related disclosures with our audit committee. Please refer to Note 1 to the consolidated financial statements for a further description of our accounting policies.

Revenue Recognition

      We generate revenues primarily by licensing software and providing maintenance and professional services to our customers. Our software arrangements typically include: (i) an end-user license fee paid in exchange for the use of our products in perpetuity, generally based on a specified number of payees; and (ii) a maintenance arrangement that provides for technical support and product updates, generally over a period of twelve months. If we are selected to provide integration and configuration services, then the software arrangement will also include professional services, generally priced on a time-and-materials basis. Depending upon the elements in the arrangement and the terms of the related agreement, we recognize license revenues under either the residual or the contract accounting method.

      Residual Method. License fees are recognized upon delivery when licenses are either sold separately from integration and configuration services, or together with integration and configuration services, provided that (i) the criteria described below have been met, (ii) payment of the license fees is not dependent upon performance of the integration and configuration services, and (iii) the services are not otherwise essential to the functionality of the software. We recognize these license revenues using the residual method pursuant to the requirements of Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Software Revenue Recognition with Respect to Certain Transactions. Under the residual method, revenues are recognized when vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement (i.e., professional services and maintenance), but does not exist for one or more of the delivered elements in the arrangement (i.e., the software product). Each license arrangement requires careful analysis to ensure that all of the individual elements in the license transaction have been identified, along with the fair value of each undelivered element.

      We allocate revenue to each undelivered element based on its respective fair value, with the fair value determined by the price charged when that element is sold separately. For a certain class of transactions, the fair value of the maintenance portion of our arrangements is based on stated renewal rates. The fair value of the professional services portion of the arrangement is based on the hourly rates that we charge for these services when sold independently from a software license. If evidence of fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue from the arrangement is deferred until evidence of fair value can be established, or until the items for which evidence of fair value cannot be established are delivered. If the only undelivered element is maintenance, then the entire amount of revenue is recognized over the maintenance delivery period.

      Contract Accounting Method. For arrangements where services are considered essential to the functionality of the software, such as where the payment of the license fees is dependent upon performance of the services, both the license and services revenues are recognized in accordance with the provisions of SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. We generally use the percentage-of-completion method because we are able to make reasonably dependable estimates relative to contract costs and the extent of progress toward completion. However, if arrangements do not allow us to make reasonably dependable estimates we will use the completed-contract method. If total cost estimates exceed revenues, we accrue for the estimated loss on the arrangement.

      For all of our software arrangements, we will not recognize revenue until persuasive evidence of an arrangement exists and delivery has occurred, the fee is fixed or determinable and collection is deemed probable. We evaluate each of these criteria as follows:

      Evidence of an Arrangement. We consider a non-cancelable agreement signed by us and the customer to be evidence of an arrangement.

      Delivery. We consider delivery to have occurred when media containing the licensed programs is provided to a common carrier or, in the case of electronic delivery, the customer is given access to the licensed programs. Our typical end-user license agreement does not include customer acceptance provisions.

      Fixed or Determinable Fee. We consider the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within our standard payment terms. We consider payment terms greater than 90 days to be beyond our customary payment terms. If the fee is not fixed or determinable, we recognize the revenue as amounts become due and payable.

      Collection is Deemed Probable. We conduct a credit review for all significant transactions at the time of the arrangement to determine the creditworthiness of the customer. Collection is deemed probable if we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not probable, we defer the revenue and recognize the revenue upon cash collection.

      A customer typically prepays maintenance for the first twelve months, and the related revenues are deferred and recognized over the term of the initial maintenance contract. Maintenance is renewable by the customer on an annual basis thereafter. Rates for maintenance, including subsequent renewal rates, are typically established based upon a specified percentage of net license fees as set forth in the arrangement.

      Professional services revenues primarily consist of integration and configuration services related to the installation of our products and training revenues. Our implementation services do not involve customization to, or development of, the underlying software code. Substantially all of our professional services arrangements are on a time-and-materials basis. To the extent we enter into a fixed-fee services contract, a loss will be recognized any time the total estimated project cost exceeds project revenues.

      Certain arrangements result in the payment of customer referral fees to third parties that resell our software products. In these arrangements, license revenues are recorded, net of such referral fees, at the time the software license has been delivered to a third-party reseller and an end-user customer has been identified. To the extent a referral fee is paid to a third party when we sell directly to the end-user, the referral fee is recorded as a selling expense.

      In arrangements where we purchase a third party’s products or services and sell products or services to the same party within a relatively short time period, we account for such concurrent arrangements in accordance with APB Opinion No. 29, Accounting for Nonmonetary Transactions, Emerging Issues Task Force 86-29, Nonmonetary Transactions: Magnitude of Boot and the Exception to the Use of Fair Value and the American Institute of Certified Public Accountants Technical Practice Aids 5100.46 and 5100.47, Nonmonetary Exchanges of Software. Accordingly, we record revenue on these transactions if the fair value of the products or services purchased or sold can be determined and the technology received in the transaction is expected, at the time of the exchange, to be deployed. If we are unable to determine the fair value of the products purchased or sold, or if the deployment of the purchased product is uncertain, we record the transaction at the historical cost basis of the products or services sold. During 2000, we entered into four sets of such concurrent transactions in which we and third parties purchased each other’s software products and services for internal use. In these transactions, we received net cash consideration of approximately $604,000. Excluding net cash consideration, revenues recognized from these transactions were $1.2 million, or 6% of total revenues, in 2000 and approximately $402,000, or 2% of total revenues, in 2001. The fair value of the products purchased were recorded as property and equipment in the amount of $1.1 million, and are being amortized over their useful lives, generally three years. The amounts we paid for maintenance and services of approximately $105,000 and approximately $480,000 in 2000 and 2001, respectively, in these transactions were recorded as general and administrative expense as incurred. We did not enter into any concurrent transactions in 2001, 2002 or the nine months ended September 30, 2003.

Allowance for Doubtful Accounts and Sales Return Reserve

      We must make estimates of the uncollectibility of accounts receivable. The allowance for doubtful accounts, which is netted against accounts receivable on our balance sheets, totaled approximately $47,000 at December 31, 2001, approximately $129,000 at December 31, 2002 and approximately $130,000 at September 30, 2003. We record an increase in the allowance for doubtful accounts when the prospect of collecting a specific account receivable becomes doubtful. Management specifically analyzes accounts receivable and historical bad debts experience, customer creditworthiness, current economic trends, international situations (such as currency devaluation) and changes in our customer payment history when evaluating the adequacy of the allowance for doubtful accounts. Should any of these factors change, the estimates made by management will also change, which could affect the level of our future provision for doubtful accounts. Specifically, if the financial condition of our customers were to deteriorate, affecting their ability to make payments, an additional provision for doubtful accounts may be required and such provision may be material.

      We generally guarantee that our services will be performed in accordance with the criteria agreed upon in the statement of work. Should these services not be performed in accordance with the agreed upon criteria, we would provide remediation services until such time as the criteria are met. In accordance with Statement of Financial Accounting Standards (SFAS) 48, Revenue Recognition When Right of Return Exists, management must use judgments and make estimates of sales return reserves related to potential future requirements to provide remediation services in connection with current period service revenues. When providing for sales return reserves, we analyze historical experience of actual remediation service claims as well as current information on remediation service requests as they are the primary indicators for estimating future service claims. Material differences may result in the amount and timing of our revenues if for any period actual returns differ from management’s judgments or estimates. The sales return reserve balances, which are netted against our accounts receivable on our balance sheets, were $0 at December 31, 2001, approximately $152,000 at December 31, 2002 and approximately $647,000 at September 30, 2003.

Stock-Based Compensation

      We have adopted SFAS 123, Accounting for Stock-Based Compensation, but in accordance with SFAS 123, we have elected not to apply fair value-based accounting for our employee stock option plans. Instead, we measure compensation expense for our employee stock option plans using the intrinsic value method prescribed by Accounting Principles Board Opinion (APB) 25, Accounting for Stock Issued to Employees, and related interpretations. We record deferred stock-based compensation to the extent the deemed fair value of our common stock for financial accounting purposes exceeds the exercise price of stock options granted to employees on the date of grant, and amortize these amounts to expense using the accelerated method over the vesting schedule of the options, generally four years. The deemed fair value of our common stock is determined by our board of directors. Because there has been no public market for our stock, the board of directors determined the deemed fair value of our common stock by considering a number of factors, including, but not limited to, our operating performance, significant events in our history, issuances of our convertible preferred stock, trends in the broad market for technology stocks and the expected valuation we would obtain in an initial public offering. We recorded deferred stock-based compensation of $1.7 million, $0, $0 and $13.0 million and amortization of such deferred compensation of $4.3 million, $1.9 million, approximately $424,000 and $1.6 million in the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2003, respectively. Based on deferred stock-based compensation recorded as of September 30, 2003, we expect to amortize $1.9 million and $5.9 million in the three months ending December 31, 2003 and in 2004, respectively. Had different assumptions or criteria been used to determine the deemed fair value of the stock options, materially different amounts of stock compensation expenses could have been reported.

      As required by SFAS 123, as modified by SFAS 148, Accounting for Stock Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123, we provide pro forma disclosure of the effect of using the fair value-based method of measuring stock-based compensation expense. For purposes of the pro forma disclosure, we estimate the fair value of stock options issued to employees using the Black-Scholes option valuation model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected life of options and our expected stock price volatility. Therefore, the estimated fair value of our employee stock options could vary significantly as a result of changes in the assumptions used. See Note 1 to our consolidated financial statements included elsewhere in this prospectus.

Income Taxes

      We are subject to income taxes in both the United States and foreign jurisdictions and we use estimates in determining our provision for income taxes. Deferred tax assets, related valuation allowances and deferred tax liabilities are determined separately by tax jurisdiction. This process involves estimating actual current tax liabilities together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded on the balance sheet. Our deferred tax assets consist primarily of net operating loss carryforwards. We assess the likelihood that deferred tax assets will be recovered from future taxable income, and a valuation allowance is recognized if it is more likely than not that some portion of the deferred tax assets will not be recognized. We provided a full valuation allowance against our net deferred tax assets at December 31, 2001 and 2002 and September 30, 2003. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the deferred tax assets would increase income in the period such determination was made. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.

Results of Operations

      The following table sets forth certain consolidated statements of operations data expressed as a percentage of total revenues for the periods indicated. Period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of future performance.

	Year Ended			Nine Months Ended
	December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Revenues:
License revenues	40%	30%	37%	37%	54%
Maintenance and service revenues	60	70	63	63	46

Total revenues	100	100	100	100	100
Cost of revenues (as a percent of related revenues):
License revenues	9	9	8	8	5
Maintenance and service revenues	84	82	85	87	79

Total cost of revenues	54	60	57	58	39

Gross profit	46	40	43	42	61
Operating expenses:
Sales and marketing	73	52	51	50	29
Research and development	44	47	42	47	16
General and administrative	23	21	19	19	9
Stock-based compensation	19	8	2	2	5

Total operating expenses	159	128	113	117	59

Income (loss) from operations	(113)	(88)	(70)	(75)	2
Interest expense and other income, net	(2)	(3)	(2)	(1)	(1)

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(115)	(91)	(71)	(76)	1
Provision for income taxes	—	—	—	—	—
Income (loss) before cumulative effect of change in accounting principle	(115)	(91)	(71)	(76)	1
Cumulative effect of change in accounting principle	—	—	—	(1)	—

Net income (loss)	(115)%	(91)%	(72)%	(77)%	1%

Comparison of the Nine Months Ended September 30, 2002 and 2003

Revenues

      License Revenues. License revenues grew by 292% from $6.8 million, or 37% of total revenues, in the nine months ended September 30, 2002, to $26.6 million, or 54% of total revenues, in the nine months ended September 30, 2003. The increase in license revenues was the result of sales to new customers resulting from the growth in our direct sales force, customer referrals from new partner relationships and an improved economic environment. The increase in license revenues as a percentage of total revenue was due to strong software license revenue growth and a lower revenue growth rate in our services organization due to an increased use of third-party implementation partners performing the integration and configuration services in connection with new product sales.

      Maintenance and Service Revenues. Maintenance and service revenues grew by 95% from $11.7 million in the nine months ended September 30, 2002 to $22.8 million in the nine months ended

September 30, 2003. The absolute dollar increase in maintenance and service revenues was attributable to an increase in integration and configuration services for new customers and, to a lesser extent, increased maintenance fees associated with increased product sales. As a percentage of total revenues, maintenance and service revenues decreased from 63% in the 2002 period to 46% in the 2003 period. The decrease in maintenance and service revenues as a percentage of total revenues was, as discussed above, due to increased use of third-party implementation partners performing the integration and configuration services associated with new license sales.

Cost of Revenues and Gross Margin

      Cost of License Revenues. Cost of license revenues increased by 181% from approximately $518,000 in the nine months ended September 30, 2002 to $1.5 million in the nine months ended September 30, 2003. The increase in absolute dollars was attributable to third-party royalty costs associated with the higher volume of license sales in the 2003 period. As a percentage of license revenues, cost of license revenues decreased from 8% in the 2002 period to 5% in the 2003 period. The lower cost of license revenues as a percentage of license revenues was due to increased sales of products that carry lower third-party royalties, resulting in a lower average royalty cost per license.

      Cost of Maintenance and Service Revenues. Cost of maintenance and service revenues increased by 77% from $10.1 million in the nine months ended September 30, 2002 to $17.9 million in the nine months ended September 30, 2003. The increase in absolute dollars was due to $3.6 million of higher personnel costs associated with increased headcount, $2.3 million in higher fees paid to sub-contractors that we use to supplement our work force and $1.6 million in higher travel expenses relating to the increase in integration and configuration services. As a percentage of maintenance and service revenues, cost of maintenance and service revenues decreased from 87% in the 2002 period to 79% in the 2003 period. The decrease as a percentage of maintenance and service revenues is attributable to higher utilization rates of service personnel who bill for their services on an hourly basis and overhead costs being applied to a larger amount of revenues.

      Gross Margin. Our gross profit as a percentage of total revenues, or gross margin, increased from 42% for the nine months ended September 30, 2002 to 61% for the nine months ended September 30, 2003. The improvement in our gross margin is attributable primarily to the shift in revenue mix to higher margin license revenues, which represented 54% of total revenues for the 2003 period, compared to 37% of total revenues for the 2002 period. To a lesser extent, the improvement was also attributable to the individual improvements in our license margin and our maintenance and service margin discussed above. In the future, we expect our gross margins to fluctuate depending on the mix of license versus maintenance and service revenues recorded.

Operating Expenses

      Sales and Marketing. Sales and marketing expenses increased by 54% from $9.2 million in the nine months ended September 30, 2002 to $14.2 million in the nine months ended September 30, 2003. Increases to our sales and marketing headcount led to an increase in personnel expense of $1.5 million. Commission expense increased by $1.7 million due to the higher license and maintenance sales. Marketing program fees increased by approximately $715,000 due to increased advertising and promotional activity. In addition, sales and marketing travel and other ancillary costs increased by approximately $569,000 due to the increased headcount. As a percentage of total revenues, sales and marketing expenses decreased from 50% in the 2002 period to 29% in the 2003 period, due to an increase in the amount of sales generated per sales representative as compared to the prior period, an increase in the number of sales through our third-party partners and overhead costs being applied to a larger amount of revenues. We expect sales and marketing expenses to continue to increase in absolute dollars as we expand our sales force and increase marketing activities.

      Research and Development. Research and development expenses decreased by 7% from $8.6 million in the nine months ended September 30, 2002 to $8.0 million in the nine months ended September 30, 2003. The higher level of research and development expense in the 2002 period is principally attributable to an outsourced development project that resulted in increased contractor fees of approximately $497,000.

As a percentage of total revenues, research and development expenses decreased from 47% in the 2002 period to 16% in the 2003 period. The decrease as a percentage of total revenues was the result of revenues increasing 167% while the research and development expenses decreased slightly. We expect research and development expenses to increase in absolute dollars in the future as we increase our spending to enhance the functionality of existing products and introduce new products.

      General and Administrative. General and administrative expenses increased by 30% from $3.5 million in the nine months ended September 30, 2002 to $4.5 million in the nine months ended September 30, 2003. The increase in absolute dollars was attributable to an increase of approximately $612,000 in personnel expense associated with increased headcount and an increase of approximately $260,000 in professional fees for legal services. As a percentage of total revenues, general and administrative expenses decreased from 19% in the 2002 period to 9% in the 2003 period. The decrease as a percentage of total revenues was the result of the revenues increasing 167% while the general and administrative costs increased by 30%. We expect general and administrative expenses to continue to increase in absolute dollars in the future as we invest in infrastructure to support continued growth and incur additional expenses related to being a public company.

      Stock-based Compensation. Stock-based compensation increased from approximately $366,000 in the nine months ended September 30, 2002 to $2.6 million in the nine months ended September 30, 2003. The increase is due to approximately $952,000 of stock-based compensation recorded in the 2003 period in connection with the issuance of 453,000 shares of Series G preferred stock to certain of our executive officers and key employees at a discount to the deemed fair value of such stock for financial accounting purposes and $1.6 million of amortization of deferred stock-based compensation recorded in the 2003 period.

Interest Expense and Other Income, Net

      Interest expense was essentially unchanged year over year, totalling approximately $408,000 for the nine months ended September 30, 2002 and approximately $403,000 for the nine months ended September 30, 2003. Interest expense paid on our line of credit and loans decreased by approximately $198,000 due to lower average outstanding balances for the 2003 period compared to the 2002 period. This decrease was offset by amortization of the loan discounts associated with the fair value of warrants granted in connection with our credit facility, which increased by approximately $192,000 in the 2003 period compared to the 2002 period.

      Other income, net decreased 62% from approximately $132,000 for the nine months ended September 30, 2002 to approximately $50,000 for the nine months ended September 30, 2003. Other income, net consists primarily of interest income on bank balances which decreased by approximately $82,000 due to lower average balances outstanding in the 2003 period compared to the 2002 period.

Provision for Income Taxes

      We recorded a provision for income taxes of approximately $175,000 for the nine months ended September 30, 2003. The provision relates to income taxes currently payable on income generated in non-U.S. tax jurisdictions and state and federal income taxes payable due to limits on the amount of net operating losses that may be applied against income generated in 2003 under temporary tax regulations. For the nine months ended September 30, 2002, no provision for income taxes was recorded due to our net loss position. At September 30, 2003, we maintained a full valuation allowance against our deferred tax assets based on the determination that it was more likely than not that some or all of the deferred tax assets would not be realized.

Cumulative Effect of a Change in Accounting Principle

      We recorded a transitional impairment loss of approximately $123,000 in January 2002 upon the adoption of SFAS 142, Goodwill and Other Intangible Assets. The transitional impairment loss was based on an assessment of the implied fair value of goodwill at the time of adoption of SFAS 142. The impairment loss reduced the carrying value of the goodwill we recorded in connection with our acquisition of The Rob Hand Consulting Group in 1999 to zero as of January 1, 2002.

Comparison of the Years Ended December 31, 2001 and 2002

Revenues

      License Revenues. License revenues grew by 43% from $6.9 million, or 30% of total revenues, in 2001 to $9.8 million, or 37% of total revenues, in 2002. The increase in license revenues in 2002 resulted in part from strong license sales in the fourth quarter of 2002 of $3.0 million compared to approximately $345,000 of license revenues in the same period of 2001. We believe our license revenues in 2001 were negatively affected by the general reduction in IT spending in the aftermath of the September 11 terrorist attacks and the overall economic downturn in the United States during 2001. The increase in license revenues as a percentage of total revenues in 2002 was due to the reduced sale of licenses in 2001 resulting from the general reduction in IT spending during that year.

      Maintenance and Service Revenues. Maintenance and service revenues grew by 5% from $16.0 million in 2001 to $16.8 million in 2002. As a percentage of total revenues, maintenance and service revenues decreased from 70% in 2001 to 63% in 2002. The absolute dollar increase in 2002 was the result of an increase in integration and configuration projects associated with our increased license revenues.

Cost of Revenues and Gross Margin

      Cost of License Revenues. Cost of license revenues increased by 25% from approximately $650,000 in 2001 to approximately $814,000 in 2002. The increase in absolute dollars in 2002 was primarily attributable to third-party royalty costs on higher license revenues. As a percentage of license revenues, cost of license revenues decreased from 9% in 2001 to 8% in 2002. The lower cost of license revenues as a percentage of revenues for 2002 was due to increased average license values which did not increase unit based royalty costs.

      Cost of Maintenance and Service Revenues. Cost of maintenance and service revenues increased by 8% from $13.1 million, or 82% of maintenance and service revenues, in 2001 to $14.2 million, or 85% of maintenance and service revenues, in 2002. The increase in absolute dollars and as a percentage of related revenues in 2002 was due to increased personnel costs of $1.2 million associated with the increase in the number of integration and configuration, training and technical support personnel. In addition, travel and entertainment cost also increased by approximately $460,000. Increases to personnel and travel costs were partially offset by a reduction in contractor fees. The staffing level of internal integration and configuration personnel reduced the need for third-party contractors resulting in a decrease of these expenses by approximately $798,000.

      Gross Margin. Our gross margin increased from 40% in 2001 to 43% in 2002 due to a shift in revenue mix to higher margin license revenues, which represented 37% of total revenues for 2002 compared to 30% for 2001. Increased license revenues contributed $2.8 million to gross margin, which was partially offset by an approximately $376,000 decrease in maintenance and service gross margin.

Operating Expenses

      Sales and Marketing. Sales and marketing expenses increased by 13% from $12.0 million in 2001 to $13.5 million in 2002. As a percentage of revenues, sales and marketing expenses were relatively constant at 52% in 2001 compared to 51% in 2002. The absolute dollar increase in 2002 was associated with increased commission costs of $1.8 million resulting from increased license sales and increased travel and entertainment costs of approximately $342,000. These increases were partially offset by a decrease in marketing program fees of approximately $442,000 due to cost control measures and a decrease in personnel costs of approximately $200,000 due to a decrease in the marketing headcount and a reduction in average salary expense.

      Research and Development. Research and development expenses increased by 4% from $10.7 million in 2001 to $11.1 million in 2002. The absolute dollar increase was associated with the increase in contractor fees related to third-party development services of approximately $215,000 and an increase in personnel costs of approximately $162,000 as a result of higher average salaries. As a percentage of total revenues, research and development expenses decreased from 47% in 2001 to 42% in 2002. The decrease as a percentage of total revenues in 2002 was the result of revenues increasing at a greater rate than research and development costs.

      General and Administrative. General and administrative expenses increased by 4% from $4.9 million in 2001 to $5.1 million in 2002. As a percentage of total revenues, general and administrative expenses decreased from 21% in 2001 to 19% in 2002. The increase in absolute dollars in 2002 was attributable to an increase in outside legal fees of approximately $826,000 associated with litigation expenses. This increase was partially offset by approximately $332,000 decrease in personnel costs resulting from a decrease in average headcount, approximately $211,000 decrease in goodwill amortization due to our adoption of SFAS 142, Goodwill and Other Intangible Assets, on January 1, 2002, and approximately $98,000 decrease in depreciation and overhead expenses.

      Stock-based Compensation. Stock-based compensation expenses decreased by 77% from $1.9 million in 2001 to approximately $424,000 in 2002. The decrease was primarily due to the accelerated amortization of previously recorded deferred stock-based compensation from options granted with exercise prices below the deemed fair value of our common stock on the date of grant.

Interest Expense and Other Income, Net

      Interest expense decreased 36% from approximately $916,000 in 2001 to approximately $582,000 in 2002. Interest expense in 2001 included approximately $170,000 in interest on our $8.0 million of convertible promissory notes, which were outstanding from September 2000 to March 2001. In addition, interest expense paid on our line of credit and loans decreased approximately $192,000 in 2002 as a result of the continued paydown of outstanding equipment financing loan balances and the replacement of our prior line of credit with a new line of credit at a lower interest rate.

      Other income, net decreased 59% from approximately $331,000 in 2001 to approximately $137,000 in 2002. Other income, net consists primarily of interest income on bank balances which decreased approximately $194,000 due to lower average balances outstanding and lower interest rates in 2002 compared to 2001.

Cumulative Effect of a Change in Accounting Principle

      We recorded a transitional impairment loss of approximately $123,000 in January 2002 upon the adoption of SFAS 142, Goodwill and Other Intangible Assets. The transitional impairment loss was based on an assessment of the implied fair value of goodwill at the time of adoption. The impairment loss reduced the carrying value of goodwill we recorded in connection with our acquisition of The Rob Hand Consulting Group in 1999 to zero as of January 1, 2002.

Comparison of the Years Ended December 31, 2000 and 2001

Revenues

      License Revenues. License revenues decreased by 23% from $8.9 million, or 40% of total revenues, in 2000 to $6.9 million, or 30% of total revenues, in 2001. License revenues for 2001 were adversely affected by the general reduction in IT spending, particularly in third and fourth quarter, subsequent to the September 11 terrorist attacks and the overall economic downturn in the United States during 2001. License revenues for the quarter ended December 31, 2001 was approximately $345,000 as compared to $2.4 million for the quarter ended December 31, 2000. The decrease in license revenues as a percentage of total revenues was due to the general reduction in IT spending reducing license revenues more than maintenance and service revenues, which were supported, in part by integration and configuration projects already in progress prior to the September 11 terrorist attacks.

      Maintenance and Service Revenues. Maintenance and service revenues increased by 21% from $13.3 million, or 60% of total revenues, in 2000 to $16.0 million, or 70% of total revenues, in 2001. The absolute dollar increase in maintenance and service revenues was attributable to an increase in integration and configuration services for new customers and, to a lesser extent, increased maintenance fees associated with sales of new licenses. The increase in maintenance and service revenues as a percentage of total revenues is attributable to the decrease in license revenues referenced above.

Cost of Revenues and Gross Margin

      Cost of License Revenues. Cost of license revenues decreased by 23% from approximately $840,000 in 2000 to approximately $650,000 in 2001. Cost of license revenues as a percentage of related revenues was unchanged at 9% in 2001 and 2000. The decrease in cost of license revenues in absolute dollars in 2001 was attributable to the decrease in third-party royalty costs associated with the decrease in license revenues.

      Cost of Maintenance and Service Revenues. Cost of maintenance and service revenues increased by 17% from $11.2 million in 2000 to $13.1 million in 2001. As a percentage of related revenues, cost of maintenance and service revenues decreased from 84% in 2000 to 82% in 2001. The increase in absolute dollars in 2001 was due to increased personnel costs of $1.1 million associated with the increase in the number of integration and configuration, training and technical support personnel. Additionally, facilities and overhead costs increased by approximately $304,000 and travel and entertainment increased by approximately $200,000.

      Gross Margin. Our gross margin decreased from 46% in 2000 to 40% in 2001, primarily due to the decrease in higher margin license revenues as a percentage of total revenues from 40% in 2000 to 30% in 2001. The absolute dollar decrease in our gross margin of $1.0 million was attributable to the 23% decrease in license revenues, which resulted in a $1.8 million decrease in gross margin. This decrease was partially offset by an increase of approximately $811,000 in the gross margin generated by maintenance and services.

Operating Expenses

      Sales and Marketing. Sales and marketing expenses decreased by 26% from $16.1 million, or 73% of total revenues, in 2000 to $12.0 million, or 52% of total revenues, in 2001. The absolute dollar decrease in 2001 was attributable to cost cutting measures that resulted in a $2.1 million decrease in personnel costs from a decrease in headcount and lower average salaries. Travel and entertainment costs decreased by approximately $310,000 due to the reduced headcount and cost control measures. Additionally, marketing program fees were reduced by $1.0 million due to cost control measures and professional fees were decreased by approximately $757,000 as a result of the elimination of our contracting arrangement for the management of our European operations. As a result of the decrease in absolute costs, sales and marketing expenses decreased as a percentage of total revenues.

      Research and Development. Research and development expenses increased by 10% from $9.7 million, or 44% of total revenues, in 2000 to $10.7 million, or 47% of total revenues, in 2001. The absolute dollar increase in 2001 was associated with costs of increased headcount, resulting in additional expenses of $1.8 million, partially offset by a decrease in contractor fees of $1.6 million resulting from the conversion of many contract developers to employees. Additionally, the increase in headcount contributed to an increase in facilities and overhead costs of approximately $872,000.

      General and Administrative. General and administrative expenses decreased by 4% from $5.0 million, or 23% of total revenues, in 2000 to $4.9 million, or 21% of total revenues, in 2001. The absolute dollar decrease in 2001 was attributable to a reduction in professional fees of approximately $436,000 due to cost control measures. This decrease was partially offset by an increase in personnel expenses of approximately $242,000 related to an increase in average salary.

      Stock-based Compensation. Stock-based compensation expense decreased by 56% from $4.3 million in 2000 to $1.9 million in 2001. The decrease was primarily due to the accelerated amortization of previously recorded deferred stock-based compensation from options granted with exercise prices below the deemed fair value of our common stock on the date of grant.

Interest Expense and Other Income, Net

      Interest expense increased 16% from approximately $793,000 in 2000 to approximately $916,000 in 2001. Interest expense paid on our line of credit and loans increased by approximately $123,000 due to new equipment financing loans totaling $1.3 million during the latter part of 2000 and through 2001 as well as higher average outstanding balances on our line of credit for 2001 compared to 2000.

      Other income, net decreased 14% from approximately $383,000 in 2000 to approximately $331,000 in 2001. Other income, net consists primarily of interest income on bank balances which decreased by approximately $52,000 due to lower average balances outstanding and lower interest rates in 2001 compared to 2000.

Selected Quarterly Operating Results

      The tables below show our unaudited consolidated quarterly statements of operations data for each of the eleven most recent quarters, as well as the percentage of revenues for each line item shown. This information has been derived from our unaudited consolidated financial statements, which, in our opinion, have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. The results of operations for any quarter are not necessarily indicative of the results of operations in any future period.

	Three Months Ended

	Mar 31,	Jun 30,	Sept 30,	Dec 31,	Mar 31,	Jun 30,	Sept 30,	Dec 31,	Mar 31,	Jun 30,	Sept 30,
	2001	2001	2001	2001	2002	2002	2002	2002	2003	2003	2003

	(unaudited)
	(in thousands)
Revenues:
License revenues	$3,575	$1,655	$1,285	$345	$2,716	$2,508	$1,571	$3,025	$7,708	$8,895	$10,014
Maintenance and service revenues	4,192	4,672	4,015	3,154	3,127	3,790	4,789	5,060	5,427	7,748	9,657

Total revenue	7,767	6,327	5,300	3,499	5,843	6,298	6,360	8,085	13,135	16,643	19,671
Cost of revenues:
License revenues	340	148	108	54	179	187	152	296	498	513	443
Maintenance and service revenues	3,647	3,848	2,947	2,661	3,069	3,258	3,807	4,078	4,271	5,999	7,669

Total cost of revenues	3,987	3,996	3,055	2,715	3,248	3,445	3,959	4,374	4,769	6,512	8,112

Gross profit	3,780	2,331	2,245	784	2,595	2,853	2,401	3,711	8,366	10,131	11,559
Operating expenses:
Sales and marketing	3,672	3,488	2,476	2,367	3,006	3,056	3,179	4,286	3,554	5,210	5,451
Research and development	3,077	3,045	2,331	2,206	2,462	2,765	3,376	2,515	2,703	2,563	2,760
General and administrative	1,229	1,218	922	1,490	801	1,373	1,323	1,556	1,282	1,243	2,022
Stock-based compensation	712	513	393	260	159	121	86	58	1,120	272	1,177

Total operating expenses	8,690	8,264	6,122	6,323	6,429	7,316	7,964	8,415	8,659	9,288	11,410

Income (loss) from operations	(4,910)	(5,933)	(3,877)	(5,539)	(3,833)	(4,462)	(5,563)	(4,704)	(293)	843	149
Interest expense and other income, net	(361)	13	(152)	(85)	(85)	(73)	(118)	(169)	(76)	(134)	(143)

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(5,271)	(5,920)	(4,029)	(5,624)	(3,918)	(4,535)	(5,681)	(4,873)	(369)	709	6
Provision for income taxes	—	—	—	—	—	—	—	—	—	172	3

Income (loss) before cumulative effect of change in accounting principle	(5,271)	(5,920)	(4,029)	(5,624)	(3,918)	(4,535)	(5,681)	(4,873)	(369)	537	3
Cumulative effect of change in accounting principle	—	—	—	—	(123)	—	—	—	—	—	—

Net income (loss)	$(5,271)	$(5,920)	$(4,029)	$(5,624)	$(4,041)	$(4,535)	$(5,681)	$(4,873)	$(369)	$537	$3

	Three Months Ended

	Mar 31,	Jun 30,	Sept 30,	Dec 31,	Mar 31,	Jun 30,	Sept 30,	Dec 31,	Mar 31,	Jun 30,	Sept 30,
	2001	2001	2001	2001	2002	2002	2002	2002	2003	2003	2003

	(unaudited)
Revenues:
License revenues	46.0%	26.2%	24.2%	9.9%	46.5%	39.8%	24.7%	37.4%	58.7%	53.4%	50.9%
Maintenance and service revenues	54.0	73.8	75.8	90.1	53.5	60.2	75.3	62.6	41.3	46.6	49.1

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues (as a percent of related revenues):
License revenues	9.5	8.9	8.4	15.7	6.6	7.5	9.7	9.8	6.5	5.8	4.4
Maintenance and service revenues	87.0	82.4	73.4	84.4	98.1	86.0	79.5	80.6	78.7	77.4	79.4

Total cost of revenues	51.3	63.2	57.6	77.6	55.6	54.7	62.2	54.1	36.3	39.1	41.2

Gross profit	48.7	36.8	42.4	22.4	44.4	45.3	37.8	45.9	63.7	60.9	58.8
Operating expenses:
Sales and marketing	47.3	55.1	46.7	67.6	51.4	48.5	50.0	53.0	27.1	31.3	27.7
Research and development	39.6	48.1	44.0	63.0	42.1	43.9	53.1	31.1	20.6	15.4	14.0
General and administrative	15.8	19.3	17.4	42.6	13.7	21.8	20.8	19.2	9.8	7.5	10.3
Stock-based compensation	9.2	8.1	7.4	7.4	2.7	1.9	1.4	0.7	8.5	1.6	6.0

Total operating expenses	111.9	130.6	115.5	180.7	110.0	116.1	125.2	104.1	65.9	55.8	58.0

Income (loss) from operations	(63.2)	(93.8)	(73.2)	(158.3)	(65.6)	(70.8)	(87.5)	(58.2)	(2.2)	5.1	0.8
Interest expense and other income, net	(4.6)	0.3	(2.8)	(2.4)	(1.4)	(1.1)	(1.9)	(2.1)	(0.6)	(0.8)	(0.7)

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(67.9)	(93.6)	(76.0)	(160.7)	(67.1)	(72.0)	(89.3)	(60.3)	(2.8)	4.3	0.1
Provision for income taxes	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.0

Income (loss) before cumulative effect of change in accounting principle	(67.9)	(93.6)	(76.0)	(160.7)	(67.1)	(72.0)	(89.3)	(60.3)	(2.8)	3.3	0.1
Cumulative effect of change in accounting principle	0.0	0.0	0.0	0.0	2.1	0.0	0.0	0.0	0.0	0.0	0.0

Net income (loss)	(67.9)%	(93.6)%	(76.0)%	(160.7)%	(69.2)%	(72.0)%	(89.3)%	(60.3)%	(2.8)%	3.3%	0.1%

      Our revenues in general, and our license revenues in particular, are difficult to forecast and are likely to fluctuate substantially from quarter to quarter due to a number of factors, many of which are outside of our control. For example, our license revenues in the quarter ended December 31, 2001 were adversely affected by the general reduction in IT spending in the aftermath of the September 11 terrorist attacks, and again in the quarter ended September 30, 2002 by the delay in closing a large contract due to competitive pressures. In addition, we budget our operating expenses based on our estimates of future revenues and a high percentage of our expenses are fixed in the short term. We also may be subject to unanticipated expenses. For example, general and administrative expenses in the quarter ended December 31, 2001 were increased by the costs of settling certain litigation. We recorded higher research and development expenses in the quarter ended September 30, 2002 due to an outsourced development project and we recorded higher sales and marketing costs in the quarter ended December 31, 2002 due to commissions that were earned upon invoicing a customer even though revenues had not yet been recognized. In addition, in the quarter ended March 31, 2002, our cost of maintenance and service revenues as a percentage of related revenues was higher than usual as a result of increased hiring in anticipation of new engagements that did not produce expected levels of revenues until later periods. If even a small number of large license transactions, or recognition of license revenue from such transactions, is delayed until after a quarter ends or we experience unusual operating expenses, our operating results could vary substantially from quarter to quarter and our net income could fall significantly short of expectations. If our operating results in future quarters fall below the expectations of market analysts and investors, the trading price of our common stock may fall. For a discussion of these and other factors that may cause our operating results to fluctuate from quarter to quarter, see “Risk Factors — Our quarterly revenues and operating results can be difficult to predict and can fluctuate substantially, which may harm our results of operations.”

Liquidity and Capital Resources

      Since our inception in September 1996, we have funded our operations primarily through the issuance of convertible preferred stock that provided us with aggregate net proceeds of $84.2 million. As of December 31, 2002 and September 30, 2003, we had cash and cash equivalents of $12.8 million and $15.2 million, respectively.

      Net Cash Provided by/Used in Operating Activities. Net cash provided by operating activities was approximately $311,000 in the nine months ended September 30, 2003. Cash used in operating activities increased from $18.1 million in 2000 to $18.5 million in 2001, and decreased to $8.8 million in 2002. Sources of cash provided by operating activities for the nine months ended September 30, 2003 consisted primarily of approximately $171,000 of net income, a $1.5 million increase in deferred revenues and a $1.6 million increase in accounts payable. Net income for the nine months ended September 30, 2003 included $5.3 million of non-cash expenses comprised of stock-based compensation, nonemployee options and warrants, depreciation and amortization and provision for doubtful accounts and sales returns. Uses of cash in the same period consisted primarily of a $7.3 million increase in accounts receivable, which was due to the growth in revenues in the 2003 period and a large customer payment made in December 2002 more promptly than is typical for our customers. Net cash used in operating activities in 2000, 2001, and 2002 was primarily the result of our net operating losses during those periods, partially offset by non-cash expenses including depreciation, amortization, and stock-based compensation. Also affecting net cash used in operating activities were changes in operating assets and liabilities which provided cash of $1.3 million in 2000, used cash of $2.5 million in 2001 and provided cash of $7.2 million in 2002. The $7.2 million of cash provided in 2002 was the result of a $4.9 million increase in deferred revenues plus other increases in liabilities, partially offset by a $1.9 million increase in accounts receivable.

      Our accounts receivable balance fluctuates from period to period, which impacts our cash flow from operating activities. Fluctuations vary depending on the timing of sales and billing activity, cash collections and changes to our provision for doubtful accounts and sales returns. As of September 30, 2003, we had two customers, IBM and United Healthcare, comprising 26% and 15%, respectively, of accounts receivable. Calculated on a quarterly basis, days sales outstanding (DSO) was 44 days at December 31, 2002 and 51 days at September 30, 2003. The increase in DSO was due to the large customer payment in December 2002, described above, resulting in a lower DSO calculation at December 31, 2002.

      Net Cash Used in Investing Activities. We used approximately $765,000 in investing activities in the nine months ended September 30, 2003. Cash used in investing activities decreased from $4.2 million in 2000 to approximately $456,000 in 2001 and increased to approximately $668,000 in 2002. Net cash used in investing activities is primarily the result of capital expenditures including the purchases of equipment, software, furniture and leasehold improvements to support the growth of our business. In 2000, capital expenditures of $3.6 million consisted primarily of equipment and software to support internal administration and growth in personnel. In 2001 and 2002, capital expenditures were approximately $646,000 and $657,000, respectively. Capital expenditures for the nine months ended September 30, 2003 were approximately $878,000 related primarily to increased purchases of office equipment to support increased headcount. We expect capital expenditures to increase in future periods consistent with our anticipated growth in personnel and infrastructure, including facilities and systems.

      Net Cash Provided by Financing Activities. We generated $2.8 million in cash through our financing activities in the nine months ended September 30, 2003 due primarily to $2.6 million of net proceeds from our bank line of credit. Cash provided by financing activities increased from $10.7 million in 2000 to $27.7 million in 2001 and decreased to $10.3 million in 2002. Net cash provided by financing activities in 2000 was due in large part to the issuance of $8.0 million of subordinated convertible notes payable which were converted into preferred stock in 2001. In 2001 and 2002, we received proceeds of $29.4 million and $8.9 million, respectively, from the issuance of preferred stock.

      In March 2003, we amended a financing agreement with Silicon Valley Bank that includes a revolving line of credit that permits borrowings from time to time of the lesser of $7.0 million or 80% of eligible accounts receivable as determined by the lender. The agreement also provides for a $1.5 million term loan (Term Loan #1) payable in 36 monthly installments ending in September 2005 and a $1.0 million term loan (Term Loan #2) for equipment purchases payable in 36 monthly installments ending in June 2006. Amounts drawn under both term loans cannot be reborrowed once repaid. In addition to the financing agreement with Silicon Valley Bank, we have an existing equipment loan with GATX Ventures, Inc. At September 30, 2003, we had the following amounts available and amounts drawn under these agreements to support our ongoing financing requirements:

				Amount
	Original		Outstanding	Available
	Commitment	Amount	Principal	for Future	Interest
	Amount	Drawn	Amount	Borrowing	Rate

	(in thousands)
Silicon Valley Bank line of credit	$7,000	$5,500	$5,500	$1,500	6.25%
Silicon Valley Bank Term Loan #1	1,500	1,500	1,000	—	6.50%
Silicon Valley Bank Term Loan #2	1,000	289	265	711	7.75%
Equipment Loan	2,500	1,108	195	—	12.64%

Total	$12,000	$8,397	$6,960	$2,211

      The financial covenants in the Silicon Valley Bank loan agreement require us to maintain minimum levels of monthly cash collections, quarterly revenues, and quarterly bookings. We were not in compliance with the revenue covenant as of December 31, 2002, but we received a waiver from the lender. As of September 30, 2003, we were in compliance with all covenants. We have no off-balance sheet arrangements, with the exception of operating lease commitments, that have not been recorded in our consolidated financial statements.

      In September 2003, we amended the operating lease on our corporate headquarters in San Jose, California to increase the square footage to 44,500 and extend the term for seven years through 2010. The total rent obligation over the term of the lease is $10.3 million. We do not expect the amendment of the lease to result in significant capital expenditures or leasehold improvements.

      The following table describes our commitments to settle contractual obligations in cash as of September 30, 2003.

	Remaining					2008 and
	2003	2004	2005	2006	2007	Thereafter	Total

	(in thousands)
Operating leases	$573	$2,024	$1,805	$1,690	$1,829	$4,562	$12,483
Term and equipment loans	233	707	471	49	—	—	1,460
Bank line of credit	5,500	—	—	—	—	—	5,500

Total contractual cash obligations	$6,306	$2,731	$2,276	$1,739	$1,829	$4,562	$19,443

      We believe our existing cash balance, credit facilities, the net proceeds from this offering and cash from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancement to existing products, and the continuing market acceptance of our products. To the extent that the net proceeds of this offering, together with existing cash and cash equivalents and any cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all.

Quantitative and Qualitative Disclosures about Market Risk

      Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign exchange rates. We do not hold or issue financial instruments for trading purposes.

      Interest Rate Risk. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with an interest rate fixed at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. We do not believe that a 10% change in interest rates will have a significant impact on our interest income. As of September 30, 2003, all of our investments were in money market accounts, certificates of deposit, high quality corporate debt obligations or United States government securities.

      Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments, primarily borrowings under an amended financing agreement we entered into with Silicon Valley Bank in March 2003 (See Note 3 of the notes to our consolidated financial statements). As of September 30, 2003, our revolving line of credit provides for borrowings up to $7.0 million, of which approximately $1.5 million is available for future borrowings. At September 30, 2003, approximately $5.5 million was outstanding under this revolving line of credit. In addition to the revolving line of credit, we have outstanding term loans with variable interest rates totaling $1.5 million as of September 30, 2003. The revolving line of credit and term loans bear a variable interest rate based on the lender’s prime rate plus 2.0% to 3.5%, with a floor ranging from 6.25% to 7.75%, depending on the type of loan. The risk associated with fluctuating interest expense is limited to these debt instruments and we do not believe that a 10% change in the prime rate would have a significant impact on our interest expense.

      Foreign Currency Exchange Risk. Our revenues and our expenses, except those related to our United Kingdom, German and Australian operations, are denominated in United States dollars. As a result, we have relatively little exposure to currency exchange risks and foreign exchange losses have been minimal to date. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we believe our foreign currency exposure has increased, we may consider entering into hedging transactions to help mitigate that risk.

Recent Accounting Pronouncements

      In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. As used in SFAS 143, a legal obligation results from existing law, statute, ordinance, written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. SFAS 143 is effective for fiscal years beginning after June 15, 2002. We adopted

SFAS 143 as of January 1, 2003. The adoption of SFAS 143 did not have a material impact on our consolidated financial position or results of operations.

      In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt. Accordingly, gains or losses from extinguishment of debt are not reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of APB 30. SFAS 145 is effective for fiscal years beginning after May 15, 2002. We adopted SFAS 145 as of January 1, 2003. The adoption of SFAS 145 did not have a material impact on our consolidated financial position or results of operations.

      In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance, provided under Emerging Issues Task Force (EITF) 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring), required an exit cost liability be recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by a company after December 31, 2002. We adopted SFAS 146 as of January 1, 2003. The adoption of SFAS 146 did not have a material impact on our consolidated financial position or results of operations.

      In November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The adoption of FIN 45 did not have a material impact on our consolidated financial position or results of operations.

      In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. As of September 30, 2003, we did not have any investments in variable interest entities.

      In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 will not have a significant impact on our consolidated financial position or results of operations.

      In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 did not have a significant impact on our consolidated financial position or results of operations.

BUSINESS

Callidus Software

      We are a leading provider of Enterprise Incentive Management (EIM) software systems to global companies across multiple industries. Large enterprises use EIM systems to model, administer, analyze and report on incentive compensation, or pay-for-performance, plans, which compensate employees and business partners for the achievement of targeted quantitative and qualitative objectives, such as sales quotas, product development milestones and customer satisfaction. We provide a suite of software products that enable companies to access applicable transaction data, allocate compensation credit to appropriate employees and business partners, determine relevant compensation measurements, payment amounts and timing, and accurately report on compensation results. By facilitating effective management of complex pay-for-performance programs, our products allow our customers to increase productivity, improve profitability and achieve competitive advantage. Our product suite is based on our proprietary technology and extensive expertise in pay-for-performance programs and provides the flexibility and scalability required to meet the dynamic EIM requirements of large, complex businesses across multiple industries. Our installed base of over 75 active customers includes industry leaders in the insurance, retail banking, telecommunications, distribution, and manufacturing and technology industries, such as Allstate, J.P. Morgan Chase & Co., AT&T Wireless, DIRECTV and Apple Computer.

Market Opportunity

      In March 2001, an AMR research report estimated that more than $1.5 trillion of pay-for-performance compensation is paid out annually by U.S. and European based companies. Large companies use these substantial incentive payments to align employee, sales and channel tactics with targeted quantitative and qualitative business objectives, such as sales quotas, product development milestones and customer satisfaction, and thereby increase sales and productivity, gain market share and improve profitability. By rewarding employees and business partners for the achievement of such objectives, pay-for-performance programs provide incentives to achieve desired operating results, align behavior with corporate strategy and shareholder value and drive performance and competitive advantage in the marketplace.

      While pay-for-performance programs have been widely used by large enterprises for years, the majority of these enterprises employ internal resources to manage these programs using manual methods, such as spreadsheets or desktop databases, or internally-developed software solutions. Recently, software vendors, including early-stage pure-play EIM vendors and more established companies in the enterprise resource planning (“ERP”) and customer relationship management (“CRM”) markets, have begun to offer EIM functionality to help large enterprises manage the complexities and technical challenges inherent in their pay-for-performance programs. However, such vendors confront the dual challenges of convincing large companies, many of which have spent substantial sums of money and time on internally developed solutions, that the management of pay-for-performance programs warrant the purchase of externally-developed specialized software solutions as well as educating prospective customers of the potential operational advantages of deploying an optimized EIM system. As a result of these factors, the market for dedicated and specialized EIM systems is newly emerging, difficult to measure and may not achieve the growth we anticipate.

     Pay-for-Performance Programs

      The process of designing, maintaining and managing pay-for-performance programs is complex, expensive and time consuming. Large businesses need to calculate, report and pay sales commissions and incentives as often as weekly based on a variety of different compensation plans for thousands of internal and external payees. For large and complex pay-for-performance programs, these payments can represent millions of separate calculations per pay period, with total payouts ranging from approximately $100 million to over $1 billion annually. Employee turnover, changes to internal and external reporting systems, the need for high levels of user security, regulatory restrictions and the dispersed nature of sales organizations themselves add further complexity to managing incentive compensation programs. The complexity of pay-for-performance programs is magnified by the use of management-by-objectives (MBOs), which compensate employees for the attainment of qualitative business objectives, such as customer satisfaction, quality of service and product development milestones.

      While nearly all industries rely on pay-for-performance programs as a management tool, different industries have distinct requirements and objectives for managing their pay-for-performance programs. For example, a manufacturer selling through the wholesale distribution channel concerned with gross product margin and customer discounts may want its pay-for-performance program to reward sales people for selling higher margin products and controlling discounts. A multi-line insurance company may also be concerned with customer discounts and gross margin by product line; however, because insurance companies must compensate both in-house and independent insurance agents under the separate regulations of 50 states, they must also contend with a variety of constraints including state-by-state license regulations and multi-year commission payouts tied to specific policy types.

Enterprise Incentive Management Requirements

      Large companies increasingly require EIM systems to ensure that employees, agents and business partners are focused on achieving targeted business objectives to gain competitive advantage, increase productivity and improve bottom line results. Effective EIM systems must:

•	Create Trust and Confidence in Pay-for-Performance Programs. EIM systems must give finance personnel confidence in the integrity of the sales data and MBO attainment reports and at the same time generate trust among employees, agents and business partners that they will receive due credit and accurate compensation for achieving specified objectives.

•	Report Incentive Compensation in a Timely Manner. Pay-for-performance program participants must receive goal attainment and reward notification on a regular basis, thereby reinforcing desired behavior and improving business performance.

•	Facilitate Plan Modifications. EIM systems must enable management to adapt incentive compensation programs to align behavior with corporate objectives in response to competitive pressures.

•	Provide Functionality and Scalability. EIM systems must enable large enterprises to address the industry-specific challenges they face and provide scalability to meet the performance requirements of processing millions of incentive compensation transactions.

      To implement and manage pay-for-performance programs, an EIM system must address each of the following requirements:

      Data Acquisition. EIM systems require the acquisition of sales and operational data on which pay-for-performance compensation will be based. The pay-for-performance programs of large businesses may have anywhere from three data feeds, typically originating from order entry, accounts receivable and human resources, to as many as 30 data feeds. These additional data feeds may include information such as data from internal ERP or supply chain management systems to track individual products for a manufacturer or retailer, independent retail outlet data for a cellular telephone provider or transactional sales information provided by independent business partners such as retail banks to insurance companies. Assuring and maintaining the quality and validity of this data is essential to properly calculate and pay sales commissions.

      Credit Allocation. The process of determining who gets credit for an individual transaction or performance objective is technically difficult and subject to frequent change. For example, in a sales incentive program, a company may pay eight to fifteen payees for a given transaction. These payees might include a telemarketing representative who created the sales lead, sales and support representatives who participated in the customer sale, branch, regional and area sales managers, the corporate vice president of sales and individuals in the marketing department responsible for sales of a product or service. Due to the number of credits generated, the credit allocation process places a substantial processing load on EIM systems. Credit allocation is further complicated by employee turnover and organizational change. As a result, the eight to fifteen people who receive credit for a transaction or performance milestone in one period may not be the same people in a subsequent period.

      Measurement and Calculation. Determining the relevant compensation measurements and payment amounts presents additional challenges due to the number of compensation plans that may be used by large enterprises. In the example regarding sales force compensation discussed above, the eight to fifteen payees compensated for a given transaction may be compensated using as many different compensation plans. Specifically, sales representatives may be rewarded on the revenues and profitability of a given transaction, supervisors may be rewarded on the net contribution margin of the sales team and senior management may be rewarded on the contribution margin of the division.

      Timing of Payments. Determining when a payee will be paid incentive compensation varies from company to company and industry to industry and is subject to change depending on the objectives management is trying to achieve. For example, to manage accounts receivable, companies may reward sales people only upon collection. In other cases, sales commissions in excess of a certain value are paid out over a period of months or quarters in order to promote employee retention and customer satisfaction. In the insurance industry, calculation and pay-out of a commission may occur over a period as long as 20 years and the rights to receive these payments may be transferrable from one party to another.

      Reporting Results. EIM systems must accurately report results to payees. A reporting application must be capable of handling the large number of individual reports and report pages generated, the rate of organizational change, the requirement for high levels of user security and the dispersed nature of sales organizations. Large businesses may generate more than a million report pages per week directed to thousands of payees who expect to see their individual commission reports accurately reflected in their native language and currency.

Enterprise Incentive Management Challenges

      Historically, large businesses have sought to overcome the challenges inherent in pay-for-performance programs through labor-intensive manual methods or the use of internally developed software solutions. These manual methods or internally developed solutions may result in:

•	Costly Errors. Industry studies estimate that on average, companies using manual methods to calculate pay-for-performance compensation for their sales forces overpay commissions by between 2% and 5% of the total payout. For example, an organization paying out $400 million per year in pay-for-performance compensation may incur excess compensation expenses of $8 million to $20 million annually.

•	Lost Productivity. Without a transparent and reliable resource to verify pay-for-performance calculations, payees may expend considerable time to confirm that they were not underpaid and to resolve any discrepancies, resulting in lost sales and operational productivity.

•	Limited Flexibility. Manual methods and internally developed solutions are generally not equipped, or require substantial time and IT resources, to handle frequent changes to pay-for-performance programs resulting from payee turnover, new product introductions and evolving management priorities.

      Manual methods, internally developed solutions and solutions from ERP and CRM providers have historically been unable to provide large companies with adequate means to administer and report pay-for-performance compensation. These alternatives fail to meet EIM requirements due to the complexity and frequent rate of change of required data, the number of payees to whom credit must be allocated for each sales transaction, the variety of compensation plans and payment timing rules and the complexity of delivering timely and accurate reports.

The Callidus Solution

      We develop, market, install and support a suite of rules-based EIM products to address the complex challenges of pay-for-performance programs for large enterprises. Rules-based software allows business users, who are otherwise unfamiliar with computer software programming techniques, to create and administer enterprise incentive compensation plans using an easily understandable menu of commands. We provide a transparent and reliable data resource for enterprises to plan and manage pay-for-performance programs and accurately allocate credit among a wide range of payees. Our product suite allows management to accurately calculate and coordinate the payment of incentive compensation based on a highly flexible and scalable software architecture. In addition, our reporting product enables management to accurately report incentive compensation results to payees on a timely basis. Our solution is designed to enable large enterprises to achieve competitive advantage by ensuring that employees, agents and business partners are focused on targeted business objectives, such as sales quotas and development milestones, thereby increasing productivity and driving bottom line results.

      We believe we provide the most advanced EIM solutions available for three principal reasons:

      We Solve Complex Pay-for-Performance Problems. Our TrueComp product enables enterprises to accurately reflect all sales data and to apply it to multiple pay-for-performance programs. TruePerformance enables our customers to plan and manage salary and MBO compensation. TrueResolution provides our customers the ability to efficiently manage sales commission dispute resolution with their independent distribution channels. TrueReferral offers our financial services customers the ability to effectively promote customer referrals by customer facing employees. Finally, TrueInformation provides reporting and analytics capabilities for our TrueComp, TrueResolution and TrueReferral products.

      We Address Key Industry-Specific Requirements. We apply our domain expertise to build specific functionality into our products to address the key requirements of the insurance, retail banking, telecommunications, distribution, and manufacturing and technology industries. For example, our TrueComp product includes functionality designed to address the complex pay-for-performance constraints affecting the insurance industry, including varied state-by-state regulatory requirements and transferability of incentive compensation payment rights.

      We Have Superior Technology. Our products are based on our proprietary rules-based software and run on our scalable grid computing architecture, which enables customers to increase computing performance by harnessing a virtually unlimited number of processors within the enterprise. We believe this technology differentiates our products and offers the following advantages:

•	Performance and Scalability. Our products provide the capacity for industry-specific functionality and the ability to rapidly and accurately process large transaction volumes.

•	Flexibility, Reliability and Predictability. Our products facilitate changes to the rules governing a compensation plan to adjust incentives or adapt to changes in the competitive landscape without compromising the consistency and accuracy of results.

•	Ease-of-Use. Our products enable non-technical personnel to configure and administer EIM systems and allow employees, agents and business partners to readily access up-to-date compensation information through an intuitive web-based interface.

•	Lower Total Cost of Ownership. Our products are based on a standardized set of code designed to reduce the time and expense required to integrate and configure our products, upgrades and new releases and to enhance overall return on investment in our products.

      Our customers use our EIM products to manage complex and dynamic pay-for-performance programs, streamline resolution of incentive compensation disputes, reduce costly errors and improve profitability. The industry-specific functionality of our products enables our customers to address the challenges of their pay-for-performance programs, including managing widely distributed agency channels in the heavily regulated insurance industry, managing large pay-outs to the independent dealer channel in the telecommunications and distribution industries, promoting referrals and cross-selling in the retail banking industry and promoting higher-margin products while controlling discounts in the manufacturing and technology industries.

Callidus Strategy

      Our objective is to extend our leadership position in the EIM market for large businesses. To achieve this goal we are pursuing the following strategies:

      Capitalize on Our Technological Leadership. We intend to leverage our six years of experience in the EIM market and our technological leadership by continuing to invest in research and development to expand our product line and increase our products’ functionality, and thereby to capitalize on the EIM market opportunity.

      Continue Our Industry-Specific Focus and Develop Additional Referenceable Accounts. Each of our five principal industry markets, insurance, retail banking, telecommunications, distribution, and manufacturing and technology, represents a substantial pay-for-performance market with distinct requirements. Our domain expertise enables our products to meet industry-specific requirements in functionality, implementation and deployment for our five key markets. We intend to add industry leaders as customers in each of our key markets and to leverage these referenceable accounts to increase penetration of these markets. We also intend to invest in new markets, such as pharmaceuticals and retail, that we believe present significant market opportunities.

      Increase the Industry-Specific Modeling and Analytic Capabilities of Our Products. We are developing new products and product enhancements to provide customers with more extensive industry-specific modeling and analytic capabilities required in today’s competitive marketplaces. These products will be designed to provide detailed information about the financial performance of sales channels, customers and products in various scenarios, enabling customers to align compensation incentives to targeted business objectives and to more fully understand the effects of these changes on their pay-for-performance programs.

      Continue to Build Loyalty Through Superior Customer Care. We believe our commitment to customer support is one of our principal competitive advantages. A member of our executive staff is responsible for maintaining our relationship with each major customer, and our customer advocacy group maintains quarterly contact with every account to ensure that our products and services are responsive to evolving customer needs. As we grow our installed base, we intend to increase investment in customer care to further strengthen customer loyalty and referenceability.

Products

      Our EIM product suite models, administers, analyzes and reports on every aspect of the incentive compensation process. Our core products combine a flexible rules-based architecture with grid-based computing, providing customers with reliable, flexible and highly scalable solutions for EIM systems. The majority of our products are Java-based, enabling efficient implementation on any operating system, and all of our products are designed to be operated by business users and compensation professionals rather than IT administrators. Our product suite features user-defined security combined with a complete audit trail, allowing for reduced errors in incentive compensation, enhanced trust and confidence between operational and finance personnel and reduced cost of incentive compensation programs.

      Our TrueComp product allows our customers to administer and analyze pay-for-performance programs for the sales force and distribution channels. TrueInformation, which generally is purchased with TrueComp, provides reporting and analytics capabilities for distributing pay-for-performance compensation information throughout the enterprise. TruePerformance enables customers to plan, implement and measure salary and MBO compensation. TrueResolution offers the ability to manage sales channel commission disputes. TrueReferral, which integrates with TrueComp, offers our financial services customers the ability to effectively promote customer referrals.

TrueComp

      TrueComp automates the modeling, design, administration, reporting and analysis of pay-for-performance programs for enterprise level sales and distribution organizations. Our customers use TrueComp to design, test and implement sales compensation plans that reward on the profitability of the sale, discourage excessive sales discounts, encourage team selling and promote new product introduction or other sales activities the company wishes to encourage. TrueComp enables our customers to accurately acquire and reflect all relevant sales data, apply it precisely to each payee’s pay-for-performance program and automate the day-to-day activities associated with administering transaction-driven, variable incentive compensation. TrueComp provides a flexible, user-maintainable system that can be modified easily to align direct or indirect sales compensation with corporate goals and shareholder value.

      TrueComp consists of four principal modules: TrueIntegration collects and integrates the different data feeds used to compile the applicable sales data; TrueComp Repository serves as the database; TrueComp Manager serves as our rules-based engine; and the TrueComp Grid is our proprietary computing architecture. TrueComp’s modular, structured approach to defining compensation plans avoids the reliability and maintenance issues associated with internally developed solutions and enables systematic administration over a high volume of transactions and varied compensation plans that is not attainable using manual methods. TrueComp guides users through the process of paying variable compensation by a graphical and intuitive rule editor, which is usable by compensation analysts without coding or scripting skills. TrueComp was initially shipped in the second quarter of 1999 and to date has accounted for a substantial majority of our revenues.

TrueInformation

      TrueInformation is a self-service, web-based reporting and analytics portal that provides visibility into incentive compensation systems throughout the organization. TrueInformation provides reporting and analytics capabilities, enabling management to access a comprehensive model of pay-for-performance programs. By providing timely and accurate compensation information throughout the enterprise, TrueInformation engenders trust and confidence among operational and finance personnel, thereby improving morale and operational results while reducing errors that increase the costs of incentive compensation. TrueInformation includes user-defined security parameters that allow for appropriate controls on dissemination of sensitive compensation data and is accessed through an intuitive web-based interface that offers ease of use throughout the organization. TrueInformation was initially shipped in the fourth quarter of 2002.

TruePerformance

      TruePerformance provides tools and analytics to accurately plan, implement, manage and measure non-commission-based compensation programs. The primary features of TruePerformance include a compensation planner and a web-based team planner. The compensation planner provides forecasting, simulation and management capabilities for compensation policies, labor costs and personnel budgets. The team planner provides compensation professionals with a full view of employee and organizational data and provides compensation policy planning and MBO criteria development and assignment functionality. These features allow our customers to simulate the effects of changes in compensation strategy on their workforces, conduct market pay analysis, compare multiple incentive pay plan scenarios and plan for changes in compensation, promotions, job changes, new hires and reductions in force. By enabling our customers to effectively and efficiently create compensation plans and motivate employees, we believe TruePerformance allows our customers to build trust and confidence in their workforces, translate pay increases to bottom-line results, improve organizational consistency and achieve a greater return on investment. TruePerformance was initially shipped in the first quarter of 2003. TruePerformance was developed by Cézanne Software, and we have worldwide distribution rights to the product and the option to acquire a source code license for the product. TruePerformance is currently available for NT SQL and NT Oracle platforms and we have contracted for the development of versions to support additional platforms.

     TrueResolution

      TrueResolution is a rules-based engine that streamlines and automates the resolution of sales commission disputes, thereby reducing the associated cost and diversion of management and sales resources. Optimized for the largest sales channel organizations, TrueResolution eliminates manual, error-prone sales operation processes and allows dispute resolution to be initiated from the field where the majority of disputes originate. TrueResolution automates functions such as changes, transfers and splits to territory assignments, quota adjustments, organizational changes and payee information updates. TrueResolution enables sales professionals and business partners to submit and track their claims through a completely web-based self-service workflow process, which automates the evaluation, routing, resolution and approval of day-to-day requests and consistently communicates payment and resolution status to sales people. TrueResolution keeps management informed of changes that may affect compensation, produces an audit trail for all requests and resolutions, reduces errors and the risk of fraud and promotes enforcement of enterprise policies. TrueResolution was initially shipped in the second quarter of 2002 and to date has not accounted for a material portion of our revenues.

     TrueReferral

      TrueReferral is a web-based sales referral tracking application that enables financial services customers to more effectively incentivize and manage up-sales and cross-sales between departments. TrueReferral automates the entire customer referral process, including prospecting and referral submission, validation and routing. TrueReferral generates completed sales referrals that are fed into TrueComp for referral reward processing. TrueReferral became commercially available in the third quarter of 2003.

Technology

      Our products are based on our proprietary TrueComp Manager rules engine, which is implemented on our scalable TrueComp Grid computing architecture. This technology offers our customers high degrees of functionality and flexibility coupled with scalability and reliability that are designed to maximize the return on investment in their EIM systems.

     The TrueComp Manager Rules Engine

      TrueComp Manager employs rules-based enterprise application software technology designed to offer significant advantages over traditional enterprise application software, which generally requires a substantial investment in installation and customization for deployment and upgrades. TrueComp Manager’s rules-based design minimizes installation and configuration requirements, requires no customization, provides maximum flexibility to modify plan parameters and calculation and payment rules and facilitates deployment of product enhancements and new releases. Flexibility of configuration is particularly important for EIM systems, where pay-for-performance compensation is used to drive business performance and where it may be necessary to make frequent and substantial changes in compensation to respond to business conditions related to markets, competition and regulatory influences. With rules-based software, non-programmers, such as compensation analysts, can use easily an understandable menu of commands to make changes or implement new compensation plans without a programming background. In addition, as there is no custom code or database customization with our software, we can write automated upgrade kits that significantly reduce the cost of deploying product enhancements and new releases. As a result, we can distribute major new releases with significant additional functionality regularly and customers can take advantage of the new capabilities without the substantial expenses associated with upgrading traditional enterprise software.

      TrueComp Manager is designed to capture two aspects of the business practices surrounding compensation: a data model and a process model. Our data model defines how our users categorize different transactions and other events associated with their EIM systems. Our process model defines how rules may be applied to describe a compensation plan. We leverage our extensive domain expertise in each key market we target by ensuring our data and process models are designed to utilize the information and decision making criteria our customers use to model and manage their businesses.

      Our data model enables TrueComp to categorize data brought in from other systems such as ERP, CRM, human resources and supply chain management systems to create a framework for how the customer views that data. For example, customers may organize transactional data according to geographic regions, sales channels or product lines. Categorization allows our products to model the business the way our customers manage their businesses.

      Our process model provides a series of logical decision points where rules can be used to determine the outcomes for a given transaction under a particular compensation plan. Our process model addresses critical requirements of the EIM system, including credit allocation, measuring and calculating incentive compensation and determining the time of payment. The combination of these critical decision points, together with a powerful yet user-friendly rule language, makes it possible for TrueComp to pay on virtually any kind of business compensation model.

TrueComp Grid

      Our TrueComp grid technology allows the sharing and aggregation of distributed computing resources so that they may be presented as a single, unified resource for solving large-scale data intensive computing applications. Using TrueComp Grid, customers can harness virtually unlimited numbers of processors to provide the degree of performance needed at their transaction levels. These processors can be in the form of mainframe-class single chassis systems, symmetric multiprocessors or racks of inexpensive NT blade servers. Our proprietary technology is designed to ensure optimal performance with the available computing resources and automatically balances the computation load across the grid array.

Customers

      While our products can serve the pay-for-performance program needs of all companies, we have focused principally on five key markets, each of which has its own unique characteristics. The following table provides a list of our representative customers and illustrates typical characteristics of our key markets:

Manufacturing &
	Insurance	Retail Banking	Telecommunications	Distribution	Technology

Representative Customers	• Allstate • CUNA Mutual Group • MONY Life • United Healthcare	• Citizens Bank • HSBC • J.P. Morgan Chase & Co. • KeyBank	• ALLTEL • AT&T Wireless • Telstra • Verizon Directories	• 7-Eleven • Airborne Express • British Sky Broadcasting • DIRECTV	• Apple Computer • Intuit • Ondeo Nalco • VERITAS Software

Payee Profile	• Independent agents • Captive agents	• Private bankers • Mortgage brokers • Retail employees	• Internal sales • Independent dealer channels	• Internal sales • Retail distributors	• Internal sales • Distributors

Transactions Per Month	50,000 – 100 million	9,000 – 2 million	3,000 – 20 million	100,000 – 8 million	500 – 4 million

No. of Payees	500 – 150,000	500 – 35,000	400 – 30,000	500 – 100,000	250 – 10,000

      We currently have over 75 active customers across our key markets. In addition, we are continuing to invest in the relevant domain expertise to target the pharmaceutical and retail industries.

      Because we license our products to customers on a perpetual basis, our quarterly product license revenues are substantially dependent on sales of our products to new customers. No single customer accounted for 10% or more of our revenues in 2000 or 2001, but two customers, DIRECTV and Sprint, accounted for more than 10% of our revenues for 2002.

Services

      We provide a full range of services to our customers, including professional services, maintenance and technical support and educational services.

      Professional Services. We provide integration and configuration services to our customers and partners. These services include the installation of our software, identification and sourcing of legacy data, configuration of TrueComp rules necessary to create compensation plans, creation of custom reports, integration of our other products including TruePerformance, TrueResolution, TrueInformation and TrueReferral and other general testing and tuning services for our software. We generally act as either the prime contractor or as a subcontractor depending on the customer’s specific requirements and preferences. As the prime contractor, we integrate and configure the software to the customer’s specifications, generally on a time-and-materials basis. We also provide services to our systems integration partners on a subcontracting basis when our specific domain expertise is required by these partners.

      Maintenance and Technical Support. We have maintenance and technical support centers in the United States, the United Kingdom and Australia. We currently offer three levels of support, including standard, premium and premium plus, which are generally contracted for a period of one year. Under each of these levels of support, our customers are provided with on-line access to our customer support database, telephone support and all product enhancements and new releases. In the case of premium support, our customers are provided with access to a Callidus support engineer 24 hours a day, 7 days a week. Premium plus support includes an onsite support engineer in addition to all of the services included in our premium support plan.

      Education Services. We offer our customers a full range of education services including computer and web based training, classroom training and on-site customer training. We provide classes for all of our products to our customers and provide educational services to our partners on a scheduled and as-requested basis.

Sales and Marketing

      We sell and market our software through a direct sales force and in conjunction with our partners. In the United States, we have sales offices in Austin, Chicago, New York and San Jose. Outside the United States, we have sales offices in London, Munich and Sydney.

      Sales. Our direct sales force, consisting of experienced account executives, subject matter experts, technical pre-sales engineers and field management, is responsible for the sale of our products to global enterprises across multiple industries and is organized into geographic and industry territories. Our telesales department is responsible for sales lead generation and first line customer contact, while our non-quota carrying customer advocacy group is responsible for post-sales customer support. These services include informing our customers of new Callidus products, managing user groups and maintaining proactive contact with our customers.

      Marketing. Our marketing activities include traditional product marketing functions such as production of both hardcopy and on-line product and company promotional material, gathering of customer and partner input for new product features and creation of sales product demonstrations. We generate awareness of our company and sales leads for our products through print and web-based advertising, seminars, direct mail and customer and partner events. Additionally, we maintain an extensive web site that is used to educate our customers and prospects about our products and services.

Strategic Relationships

      We actively promote and maintain strategic relationships with systems integration partners. These relationships provide customer referrals and co-marketing opportunities that expand our contacts with potential customers. In addition, these relationships allow us to leverage our business model by subcontracting or outsourcing integration and configuration services required to allow us to expand license sales.

      In August 2003, we became an IBM Strategic Alliance Partner for Enterprise Incentive Management. Under our agreement with IBM, we co-market our products globally to banking, insurance and telecommunications customers, and we optimize our products to operate on IBM product platforms including Websphere, DB/2 and AIX. Neither we nor IBM is required to pay the other party royalty or other fees resulting from this relationship and both parties will generally contract directly with the third-party introduced to it through this relationship. Our relationship with IBM is non-exclusive and either of us may enter into similar relationships with other parties.

      We also have an ongoing relationship with Accenture, which provides systems integration and configuration services to our customers. While we do not have any agreements with Accenture governing our long-term relationship, we expect to continue to rely on Accenture as a key collaborator in selling and integrating our products on a customer-by-customer basis. We also maintain active partnerships with the Alexander Group International (AGI), a compensation consulting and professional services firm that integrates and configures our products, and Iconixx Corporation, a professional services firm that specializes in the implementation of EIM systems.

Research and Development

      Our research and development organization consists of experienced software engineers, software quality engineers and technical writers. We organize the development staff along product lines, with an engineering services group providing centralized support for technical documentation and advanced support. We employ advanced software development tools including automated testing, performance monitoring, source code control and defect tracking systems. In 2000, 2001, 2002 and the nine months ended September 30, 2003, we recorded research and development expenses of $9.7 million, $10.7 million, $11.1 million and $8.0 million, respectively.

Competition

      Our principal competition comes from established ERP vendors including Oracle, PeopleSoft and SAP, CRM vendors including Siebel Systems, pure-play EIM vendors including Centive, Motiva (which was recently acquired by Siebel Systems) and Synygy and internally developed software solutions. We believe that the principal competitive factors affecting our market are:

•	Industry-specific domain expertise;

•	scalability and flexibility of solutions;

•	superior customer service; and

•	functionality of solutions.

      We believe that we compete effectively with the established ERP and CRM companies due to our established market lead, domain expertise, rules-based application software and highly scalable software architecture. EIM systems are generally not part of these vendors’ core product offerings, whereas we believe we have more fully developed the domain expertise required to meet the dynamic requirements of today’s complex pay-for-performance programs.

      We believe that we compete effectively with the pure-play EIM system vendors due to our established market leadership, robust, scalable architecture and commitment to customer service. While each of the pure-play EIM system vendors has domain knowledge of the EIM market, we believe that we have developed superior scalability demanded by the telecommunications, retail banking or insurance markets. Additionally, we have created substantial product differentiation by adding features into our products that are specific to each of our target markets.

      We also believe that our products offer a more cost-effective and complete alternative to internally developed solutions. These solutions are generally expensive, inflexible and difficult to maintain for large companies with complex pay-for-performance programs, thereby increasing total cost of ownership and limiting the ability to implement pay-for-performance programs that effectively address targeted business objectives.

      Many of our competitors and potential competitors have significantly greater financial, technical, marketing, service and other resources than we have. Many of these companies also have a larger installed base of users, have longer operating histories or have greater name recognition than we have. Our competitors may also be able to respond more quickly than we can to changes in customer requirements or may announce new products, services or enhancements that better meet the needs of customers or changing industry standards. In addition, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. For example, Siebel Systems recently announced that it has acquired Motiva, which may result in substantial new investment by Siebel in products that compete with ours. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, results of operations and financial condition.

Intellectual Property

      Our success and ability to compete is dependent in part on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing upon the proprietary rights of others. We rely primarily on a combination of copyright, trade secret, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information. Due to the rapidly changing nature of applicable technologies, we believe that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how and development of new products are generally more advantageous than patent and trademark protection. We have an ongoing trademark registration program pursuant to which we register some of our product names, slogans and logos in the United States and in some foreign countries.

      We also use contractual provisions to protect our intellectual property rights. We license our software directly to customers. These license agreements, which address our technology, documentation and other proprietary information, include restrictions intended to protect and defend our intellectual property. These licenses are generally non-transferable and are perpetual. We also require all of our employees, contractors and many of those with whom we have business relationships to sign non-disclosure and confidentiality agreements.

      Our TruePerformance product was developed by Cézanne Software. In July 2002, we obtained a non-exclusive license from Cézanne Software to distribute the product worldwide, for which we pay royalties based on the value of the licenses we sell. The term of the license is for three years and is automatically renewed yearly thereafter, unless terminated by either party. In December 2002, we signed an amendment to the original agreement with Cézanne Software and obtained an internal use license to the product. We also have an option, exercisable at any time after January 1, 2004 and prior to July 31, 2005, to acquire, for payment of a one-time license fee, a non-exclusive, fully-paid, royalty-free source-code license to copy, create, modify and enhance the product for distribution to our customers.

      Certain of our other products also include third-party software that we obtain the rights to use through license agreements. While this software comprises important elements of our product offerings, these applications are commercially available and we are aware of substitute applications we could integrate with our products that are also commercially available on reasonable terms. In certain cases we believe we could develop substitute technology to replace these products if these third-party licenses were no longer available on reasonable terms.

Employees

      As of September 30, 2003, we had approximately 265 employees. None of our employees is represented by unions. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Properties

      We lease our headquarters in San Jose, California which consists of approximately 44,500 square feet. The lease on our San Jose headquarters expires in 2010. We also lease facilities in Austin, Chicago, New York, Sydney, London and Munich. We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

Legal Proceedings

      In March 2002, we received a copy of a complaint filed by Gordon Food Service (Gordon Food) in the United States District Court for the Western District of Michigan alleging breach of contract and misrepresentation in connection with software purchased by Gordon Food and seeking monetary damages. In December 2002, the court granted our motion to transfer venue and ordered that the case be transferred to the San Jose division of the United States District Court for the Northern District of California. After a court-ordered mediation took place in July 2003, Gordon Food filed a motion for leave to amend its complaint in order to add several California state law claims, including intentional misrepresentation and unfair competition, as well as to add a demand for a jury trial. In a hearing in September 2003, we did not oppose the amendment to the extent that it sought to add claims but objected to the jury trial demand on the grounds that Gordon Food had waived this right previously. In October 2003, the court granted leave to amend the complaint but denied the jury trial demand and Gordon Food filed its amended complaint. We intend to file a responsive pleading and to continue to contest the claims vigorously. Trial is currently set for November 2004, and pre-trial discovery and investigation are ongoing.

      In addition, we are from time to time a party to various litigation matters incidental to the conduct of our business. There is no pending or threatened legal proceeding to which we are a party that, in our opinion, is likely to have a material adverse effect on our future financial results.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information regarding the executive officers and directors of Callidus.

			Director or
			Executive
			Officer
Name	Age	Position	Since

Reed D. Taussig	49	President; Chief Executive Officer; Chairman of the Board of Directors	1997
Christopher W. Cabrera	36	Vice President, Worldwide Sales and Business Development	2000
Ronald J. Fior	46	Vice President, Finance; Chief Financial Officer	2002
Bertram W. Rankin	45	Senior Vice President, Worldwide Marketing	2003
Robert W. Warfield	42	Senior Vice President, Research and Development; Chief Technology Officer	2001
Daniel P. Welch	46	Vice President, Worldwide Client Services	1998
Michael A. Braun	54	Director	2000
George James	66	Director	1999
Terry L. Opdendyk	55	Director	2002
R. David Spreng	42	Director	2003

      Reed D. Taussig has served as our President, Chief Executive Officer and director since November 1997. In August 2003, Mr. Taussig was elected as the Chairman of our Board of Directors. From April 1995 to October 1997, Mr. Taussig co-founded and served as President and Chief Executive Officer of inquiry.com, a web-based exchange and research facility for information technology professionals. From August 1991 to August 1994, Mr. Taussig served as Senior Vice President of North American Operations for Gupta Corporation (now Centura Software Corporation), an application development tools and database provider. From November 1987 to August 1991, Mr. Taussig served as Senior Vice President of Worldwide Operations for Unify Corporation, an e-commerce application software company. Mr. Taussig holds a B.A. in Economics from the University of Arizona.

      Christopher W. Cabrera has served as our Vice President, Worldwide Sales and Business Development since January 2003. Since joining Callidus in December 1998, Mr. Cabrera has served in various positions in our sales organization, including Vice President of North American Sales from September 2000 to January 2003 and Managing Director of Western Area Sales from June 1999 to September 2000. Mr. Cabrera holds a B.A. in Business Administration from the University of Southern California and a M.B.A. from Santa Clara University.

      Ronald J. Fior has served as our Vice President, Finance and Chief Financial Officer since September 2002. From December 2001 to July 2002, Mr. Fior served as Vice President of Finance and Chief Financial Officer for Ingenuity Systems, a bioinformatics software development company. From July 1998 until October 2001, Mr. Fior served as Chief Financial Officer and Vice President of Finance and Operations of Remedy Corporation, a software development company. Prior to this, Mr. Fior served for 13 years as Chief Financial Officer of numerous divisions and companies within the publishing operations of The Thomson Corporation, including the ITP Education Group and the International Thomson Publishing Group. Mr. Fior holds a Bachelor Commerce degree from the University of Saskatchewan and is a Chartered Accountant.

      Bertram W. Rankin has served as our Senior Vice President, Worldwide Marketing since June 2003. Prior to joining Callidus, Mr. Rankin served as Vice President of Marketing at NetManage, a supplier of host access and integration solutions to Fortune 1000 organizations, from October 2000 to May 2003. From July 1998 to October 2000, Mr. Rankin served as General Manager and Vice President, Marketing for Ricoh Silicon Valley, a software company and subsidiary of Ricoh Company. Mr. Rankin holds a M.B.A. from the Stanford Graduate School of Business and a B.A. in Economics from Harvard University.

      Robert W. Warfield has served as our Chief Technology Officer and Senior Vice President, Research and Development since December 2001. From 1998 to 2001, Mr. Warfield served as Executive Vice President of Products and Services and Chief Technology Officer at iMiner, a private information mining company. From 1997 to 1998, Mr. Warfield served as Vice President of Research and Development at Rational Software, a provider of software development applications. From 1996 to 1997, Mr. Warfield served as Vice President of Research and Development and Chief Technology Officer at Integrity QA Software, a provider of software development applications. Mr. Warfield holds a B.A. in Computer Science from Rice University.

      Daniel P. Welch has served as our Vice President, Worldwide Client Services since September 1998. From May 1993 to July 1998, Mr. Welch served as Vice President of Eastern Area Sales for Inference Corp., then as Vice President of Worldwide Sales for Brightware, a provider of interactive electronic commerce software and former division of Inference. From January 1985 to May 1993, Mr. Welch served as Director of Accell Development, and then as Director of Professional Services for Unify Corporation, a software solutions company. From February 1983 to January 1985, Mr. Welch served as Vice President of Engineering for Pharmacy Accounting Management, a software company. Mr. Welch holds a B.A. in Marketing from Michigan State University.

      Michael A. Braun has served as a director of Callidus since February 2000. Mr. Braun has served as the Chief Executive Officer and Managing Member of the Interim CEO Network, an executive recruiting company, since November 2000. Mr. Braun retired from IBM Corporation, an information technology company, in July 2000. From October 1999 to July 2000, Mr. Braun served as General Manager of the Global Small Business Unit at IBM, prior to which time he served as the General Manager of the Consumer Division from August 1998 to October 1999. Mr. Braun was President, Chief Executive Officer and a Director of Blaze Software, a rules-based application software company, from June 1996 to July 1998, and Chairman of the Board of Directors of Blaze Software from July 1998 until December 1999. From 1993 to 1996, he was President and Chief Executive Officer of Kaleida Labs, a multimedia software joint venture between IBM and Apple Computer. Prior to this, Mr. Braun held numerous executive positions at IBM. Mr. Braun received a B.A. in Psychology from the University of Rochester and a M.B.A. from the Simon School at the University of Rochester.

      George James has served as a director of Callidus since May 1999. Mr. James currently serves as director of The Sharper Image, a consumer products company, and Pacific States Industries, a private lumber distribution company. From 1985 to 1998, Mr. James served as Senior Vice President and Chief Financial Officer of Levi Strauss & Company, an apparel manufacturer. Prior to joining Levi Strauss & Company, Mr. James was Executive Vice President and Chief Financial Officer, and later Group President, with Crown Zellerbach Corporation, a paper mill company, from 1982 to 1985. His previous experience also includes ten years with Arcata Corporation, a forest product and printing company, as Senior Vice President and Chief Financial Officer, and three years with PepsiCo Leasing Corporation, an equipment leasing company, as Vice President of Finance. Mr. James holds a B.A. in Economics from Harvard College and a M.B.A. from the Stanford Graduate School of Business.

      Terry L. Opdendyk has served as a director of Callidus since September 2002 and previously served as a director of Callidus from February to November 1997. Mr. Opdendyk currently serves as chairman of ONSET Venture Services Corporation and is a general partner or managing director of a number of entities that are general partners of various venture capital funds known collectively as ONSET Ventures. Mr. Opdendyk has been with ONSET Ventures since he founded it in 1984. Mr. Opdendyk also serves as a Director of Arcot Systems, an e-business security technology company, Nextance, an enterprise software company, Automated Power Exchange, an energy market services company, and Visus Technology, a software company. Prior to 1984, Mr. Opdendyk served as president of VisiCorp, as an executive with Intel Corporation and as a technical manager with Hewlett Packard Corporation. Mr. Opdendyk holds a

B.S. in computer science from Michigan State University and a M.S. in computer science from Stanford University.

      R. David Spreng has served as a director of Callidus since February 2003. Mr. Spreng has served as the managing general partner of Crescendo Venture Management since September 1998. Mr. Spreng served as president of IAI Ventures, a venture capital firm, from March 1996 to September 1998. Mr. Spreng is also a Director of CoSine Communications, a global telecommunications equipment supplier. Mr. Spreng holds a B.S. in accounting from the University of Minnesota.

      Executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. Other than the family relationship between Christopher W. Cabrera and Brian E. Cabrera, our Vice President and General Counsel, who are brothers, there are no family relationships among any of our directors, executive officers or key employees.

Board Composition

      Our board of directors currently consists of five members. The exact number of directors may change from time to time, solely as determined by resolution adopted by a majority of the entire board of directors. No director may be removed from office by the stockholders of the Company except for cause with the affirmative vote of the holders of not less than a majority of the outstanding shares of common stock. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Effective upon the closing of this offering, we will divide the terms of office of the directors into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2004;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2005; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2006.

      Upon the closing of this offering, Class I shall consist of George James and Reed D. Taussig; Class II shall consist of R. David Spreng and Terry L. Opdendyk; and Class III shall consist of Michael A. Braun. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, to the extent possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Committees of the Board of Directors

      Our board of directors has elected a nominating and corporate governance committee, an audit committee and a compensation committee. Upon the completion of this offering each of our committees will have the composition and responsibilities described below:

Nominating and Corporate Governance Committee

      Our nominating and corporate governance committee is comprised of Messrs. Opdendyk and James, both of whom are non-management members of our board of directors. The nominating and corporate governance committee is responsible for, among other things:

•	Recommending to our board of directors nominees to the board of directors to be proposed for election by the stockholders and individuals to be considered by the board to fill any vacancies on the board of directors that may occur;

•	developing, evaluating and recommending to our board of directors a set of corporate governance guidelines applicable to our company;

•	establishing criteria for board and board committee membership, including as to director independence;

•	overseeing the process for evaluating the performance of our board of directors;

•	evaluating the current composition, organization and governance of our board of directors and its committees, determining future requirements and making recommendations to our board of directors for approval;

•	reviewing and recommending director compensation; and

•	reviewing and evaluating annually our nominating and corporate governance committee’s performance, including compliance with its charter.

Audit Committee

      Our audit committee is comprised of Messrs. James, Braun and Spreng, each of whom is a non-management member of our board of directors. Messrs. James, Braun and Spreng are independent directors within the meaning of the independent director and audit committee requirements for quotation on the Nasdaq National Market. Mr. James is a “financial expert” within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002. The audit committee is responsible for, among other things:

•	Assisting our board of directors in its oversight of:

•	The integrity of our financial statements;

•	the qualifications, independence and performance of our company’s independent auditors;

•	the performance of our internal audit function; and

•	our compliance with legal and regulatory requirements;

•	preparing the audit committee report to be filed with the SEC;

•	appointing, compensating, retaining, overseeing and terminating (if necessary) our independent accountants;

•	reviewing with our chief executive officer and chief financial officer internal controls and procedures, including any significant deficiencies in the design or operation of our internal controls, and any allegations of fraud that involve our management or other employees who have a significant role in our internal controls; and

•	reviewing and assessing annually our audit committee’s performance and the adequacy of its charter.

      The members of the audit committee will also act as our Qualified Legal Compliance Committee (QLCC), which is responsible for reviewing any reports made to our QLCC by attorneys representing us or our subsidiaries of a material violation or breach arising under United States federal or state laws. The QLCC has the authority and responsibility to adopt written procedures for the confidential receipt, retention and consideration of any report of violations and determine whether an investigation is necessary. The QLCC also has authority to initiate investigations and recommend that we implement appropriate measures in response to such reported violations. The QLCC will report to the board of directors periodically, at least once a year, on the reports received and investigations conducted. The QLCC will act only by majority vote.

Compensation Committee

      Our compensation committee is comprised of Messrs. Braun and Spreng, both of whom are non-management members of our board of directors. In accordance with our compensation committee charter, both members of the compensation committee are outside directors as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and both members are nonemployee directors within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934. The compensation committee is responsible for, among other things:

•	Overseeing our compensation and benefits policies generally;

•	evaluating the performance of our executives;

•	overseeing and setting executive compensation;

•	producing an annual report on executive compensation for inclusion in our annual proxy statement;

•	approving and reviewing any employment, severance and change of control agreements with our senior executives, as well as any other compensation arrangements; and

•	reviewing and assessing annually our compensation committee’s performance and the adequacy of its charter.

Director Compensation

      Each of our directors who is not an officer or employee of Callidus will be paid a quarterly retainer of $5,000 and a fee of $1,000 plus expenses for each meeting of the board of directors attended and an additional fee of $750 plus expenses for each committee meeting attended. We have also established the 2003 Stock Incentive Plan, which provides for an initial policy of automatic option grants to nonemployee directors. Each nonemployee director will receive options to purchase 30,000 shares of our common stock on first becoming a director, which will vest over four years, and will receive an annual grant of an option to purchase 10,000 shares, vested immediately. In addition, the chair of the audit committee will receive an annual option grant to purchase 10,000 shares of our common stock, and the chairs of the compensation and nominating and corporate governance committees will each receive an annual option grant to purchase 5,000 shares of our common stock, which will be vested immediately upon grant.

      Prior to this offering, Messrs. Braun, James, Opdendyk and Spreng received stock option grants under our 1997 Stock Option Plan as compensation for their service as board members. See “1997 Stock Option Plan.” Messrs. Braun, James, Opdendyk and Spreng were granted the following options to purchase shares of our common stock on the dates, at the exercise prices, and with the vesting schedules set forth below:

	Number
	of Shares
	Subject to	Date of	Exercise	Vesting
Name	Options	Grant	Price	Schedule

Michael A. Braun	15,000	1-11-00	$10.00	1
	14,640	3-13-01	0.83	2
	4,620	4-10-01	0.83	2
	15,000	8-6-02	0.83	1
	10,740	12-23-02	0.83	2
	48,000	8-26-03	4.17	1
George James	15,000	5-11-99	3.17	1
	14,640	3-13-01	0.83	2
	1,200	4-10-01	0.83	2
	15,000	8-6-02	0.83	1
	14,160	12-23-02	0.83	2
	48,000	8-26-03	4.17	1
Terry L. Opdendyk	48,000	8-26-03	4.17	1
R. David Spreng	48,000	8-26-03	4.17	1

(1)	Twenty-five percent of the shares subject to the option vest twelve months after the vesting commencement date specified in the option agreement and one-forty-eighth of the shares vest each month thereafter.

(2)	One-forty-eighth of the shares subject to the option vest each month after the vesting commencement date specified in the option agreement.

      As described in further detail under the heading “— Employment Contracts, Change of Control Arrangements and Severance Agreements,” upon a change of control of Callidus, any options to purchase common stock then held by Messrs. Braun, James, Opdendyk and Spreng will immediately become 100% vested and exercisable.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers or members of our board of directors serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. In 2002, Messrs. Taussig and Swett, our founder and a former member of our board of directors, participated in deliberations of our board of directors concerning executive officer compensation. Messrs. Tidd, our former chief financial officer and current Vice President, Client Services, C. Cabrera, Welch, Warfield and Fior were also present for some of the deliberations of our board of directors concerning executive compensation.

Executive Compensation

      The following table sets forth all compensation awarded, earned or paid for services rendered in all capacities to us during 2002, to our Chief Executive Officer and the five most highly compensated executive officers in 2002 other than the Chief Executive Officer. We refer to these individuals collectively as the “named executive officers.”

Summary Compensation Table

			Long-Term
			Compensation

			Awards

	Annual Compensation		Securities
			Underlying
Name and Principal Position	Salary	Bonus	Options

Reed D. Taussig President; Chief Executive Officer; Chairman of the Board	$222,188	$25,000	300,000
Christopher W. Cabrera Vice President, Worldwide Sales and Business Development	197,500	98,855	75,000
Ronald J. Fior(1) Vice President, Finance; Chief Financial Officer	58,333	10,000	210,000
Michael C. Tidd(2) Former Chief Financial Officer; Vice President, Client Services	197,500	25,000	15,000
Robert W. Warfield Senior Vice President, Research and Development and Chief Technology Officer	200,000	27,500	45,000
Daniel P. Welch Vice President, Worldwide Client Services	197,500	60,751	45,000

(1)	Mr. Fior joined our company and began serving as our Vice President, Finance and Chief Financial Officer on September 16, 2002. The salary and bonus figures shown in the table above are therefore only for the four months of 2002 during which Mr. Fior was employed by us.

(2)	Mr. Tidd served as our Chief Financial Officer until September 15, 2002 and presently serves as our Vice President, Client Services.

Stock Option Grants in 2002

      The following table sets forth information concerning grants of stock options made to our named executive officers during 2002. We did not grant stock appreciation rights to any of our named executive officers during 2002.

	Individual Grant(1)
					Potential Realizable Value
	Number of	Percent of			at Assumed Annual Rates of
	Securities	Total Options			Stock Price Appreciation for
	Underlying	Granted to	Exercise or		Option Term
	Options Granted	Employees in	Base Price	Expiration
Name	(#)	2002	($/Sh)	Date	5% ($)	10% ($)

Reed D. Taussig	150,000	10.47%	$0.83	12-22-12	2,937,715	4,584,373
	150,000	10.47	0.83	4-2-12	2,937,715	4,584,373
Christopher W. Cabrera	75,000	5.23	0.83	12-22-12	1,468,857	2,292,186
Ronald J. Fior	45,000	3.14	0.83	12-22-12	881,314	1,375,312
	165,000	11.52	0.83	10-14-12	3,231,486	5,042,810
Michael C. Tidd	15,000	1.05	0.83	12-22-12	293,771	458,437
Robert W. Warfield	45,000	3.14	0.83	12-22-12	881,314	1,375,312
Daniel P. Welch	45,000	3.14	0.83	12-22-12	881,314	1,375,312

(1)	Does not include options to purchase 300,000 shares granted to Mr. Taussig and 60,000 shares to each of Messrs. C. Cabrera, Fior, Warfield and Welch in 2003, each with an exercise price of $4.17 per share.

      All options granted to our named executive officers in 2002 vest as to one-forty-eighth of the shares subject to the option each month starting on the vesting commencement date specified in the option, with the exception of the option to purchase 150,000 shares of our common stock granted to Mr. Taussig in April 2002, which provides that 100% of the shares subject to the option will become fully vested and exercisable on the seventh anniversary of the date of grant of the option, provided that in the event we complete an initial public offering of our common stock at a minimum valuation of $6.67 per share, 25% of the shares subject to the option will immediately vest and become exercisable upon the occurrence of such event and the remaining shares will vest each month thereafter as to an additional one-thirty-sixth of the shares subject to the option. The percentage of total options granted was based on aggregate grants of options to purchase 1,432,775 shares of our common stock to all of our employees and named executive officers in 2002. In the event of a change of control of Callidus, the officers listed above will be entitled to additional vesting as described in “— Employment Contracts, Change of Control Arrangements and Severance Agreements — Change of Control Arrangements.”

      The options were granted to our named executive officers at an exercise price equal to the per share fair value of our common stock on the grant date, as determined by our board of directors. Because there was no public market for our stock prior to this offering, the board determined the fair value of our common stock by considering a number of factors, including, but not limited to, our current financial performance and prospects for future growth and profitability, the status of product releases and product integration and the absence of a resale market for our common stock.

      The table above sets forth the hypothetical gains or option spreads that would exist for the options at the end of their respective terms based on assumed annualized rates of compound stock price appreciation from the date of this prospectus of 5% and 10% based on the midpoint of the offering range. The disclosure of 5% and 10% assumed rates is required by the rules of the Securities and Exchange Commission and does not represent our estimate or projection of future common stock prices or stock price growth.

Aggregated Option Exercises in 2002 and 2002 Year End Option Values

      None of our named executive officers exercised any stock options in 2002. The following table sets forth certain information regarding the number of shares of common stock subject to exercisable and unexercisable stock options and the value of such options held by our named executive officers at December 31, 2002.

	Number of Securities
	Underlying Unexercised		Value of Unexercised
	Options at		In-the-Money Options at
	December 31, 2002		December 31, 2002(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Reed D. Taussig	340,800	300,000	$3,978,666	$3,651,000
Christopher W. Cabrera	131,072	83,937	1,542,969	1,018,881
Ronald J. Fior	165,000	45,000	2,008,050	547,650
Michael C. Tidd	109,800	15,000	1,242,441	182,550
Robert W. Warfield	258,000	45,000	3,139,860	547,650
Daniel P. Welch	124,800	45,000	1,362,441	547,650

(1)	Based on an assumed initial public offering price of $13.00 per share, minus the exercise price, multiplied by the number of shares issued upon the exercise of the option.

Employment Contracts, Change of Control Arrangements and Severance Agreements

Change of Control Arrangements

      From October 1998 through June 2003, we entered into change of control agreements with Messrs. Taussig, C. Cabrera, Welch, Rankin, Warfield, Fior, Tidd, Braun and James and other key employees, providing that in the event that such individual is involuntarily terminated for reasons other than cause at any time during the period commencing 90 days prior to a change of control of Callidus and ending on the first anniversary of the change of control, he shall receive accelerated vesting of 50% of the then unvested shares subject to any stock option agreements he has at such time. Under the terms of the agreement, a change of control is generally defined to include (i) the acquisition by any person of beneficial ownership, directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities; (ii) a change in the composition of our board of directors within a rolling two-year period, as a result of which fewer than a majority of the directors are deemed to be incumbent directors, as defined in the agreements; (iii) a merger or consolidation involving Callidus other than a merger or consolidation which would result in our voting securities outstanding immediately prior to such merger or consolidation representing at least 50% of the total voting power of the surviving entity immediately after such merger or consolidation; and (iv) a sale or disposition by us of all or substantially all of our assets.

      In September 2003, we entered into or amended change of control agreements with Messrs. Taussig, C. Cabrera, Fior, Rankin, Warfield, Welch, Braun, James, Opdendyk and Spreng. These agreements provide that in the event of a change of control of Callidus (as defined above), any options to purchase common stock then held by such individuals will immediately become 100% vested and exercisable.

Agreements with Reed D. Taussig

      In April 2002, we entered into an agreement with Mr. Taussig, in which he was granted an option to purchase 150,000 shares of our common stock at an exercise price of $0.83 per share. The agreement provides that the shares shall become 100% vested on the seventh anniversary of the date of grant, provided that, in the event we complete an initial public offering of our common stock at a minimum valuation of $6.67 per share, 25% of the shares subject to the option will immediately vest and become exercisable upon the occurrence of such event and one-thirty-sixth of the shares subject to the option will vest each month thereafter. Upon completion of this offering, 37,500 shares subject to this option will become vested, which will be worth an aggregate of approximately $488,000, based on an assumed offering price of $13.00 per share, the mid-point of the offering range.

      In October 2003, we entered into an employment agreement with Mr. Taussig pursuant to which we agreed to pay him six months of his base salary plus benefits in the event he is terminated for reasons other than cause.

Agreement with Bertram W. Rankin

      In May 2003, we entered into a severance agreement with Mr. Rankin pursuant to which we agreed to pay him six months of his base salary plus benefits in the event he is terminated for reasons other than cause.

Agreement with Ronald J. Fior

      In August 2002, we entered into a severance agreement with Mr. Fior pursuant to which we agreed to pay him six months of his base salary plus benefits in the event he is terminated for reasons other than cause.

Agreements with Robert W. Warfield

      In November 2001, we entered into a severance agreement with Mr. Warfield pursuant to which we agreed to pay him six months of his base salary plus benefits in the event he is terminated for reasons other than cause.

      In May 2003, we entered into an agreement with Mr. Warfield pursuant to which we granted him an option to purchase 132,000 shares of our common stock at an exercise price of $1.00 per share. The agreement provides that one-forty-eighth of the shares subject to the option vest each month from the date of grant, provided, that in the event we complete an initial public offering of our common stock for a price equal to or greater than $6.67 per share, an additional 25% of the shares subject to the option will immediately vest and become exercisable upon the initial public offering. Upon completion of this offering, 33,000 shares subject to this option will become vested, which will be worth an aggregate of approximately $429,000, based on an assumed offering price of $13.00 per share, the mid-point of the offering range.

Limitations on Liability and Indemnification Matters

      We have adopted provisions in our certificate of incorporation that limit the liability of our directors and executive officers for monetary damages for breach of their fiduciary duties to the maximum extent permitted by Delaware law. Under Delaware law, a certificate of incorporation may provide that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors except liability for:

•	Any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

      Our certificate of incorporation provides that we must indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by law. We believe that the indemnification provisions of our certificate of incorporation are necessary to attract and retain qualified persons as directors, officers and key employees. Our certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether Delaware law or our bylaws would otherwise permit indemnification. We maintain directors’ and officers’ liability insurance on behalf of such persons.

      We have entered into and expect to continue to enter into, agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our employees, directors and executive officers.

      At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company in such person’s capacity with our company where indemnification will be required or permitted. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Equity Compensation Plans

1997 Stock Option Plan

      Our 1997 Stock Option Plan provides for the award of stock options and stock purchase rights. The plan was initially adopted by our board of directors in January 1997 and initially approved by our stockholders in January 1997. The plan is administered by the board of directors, but the board may delegate the administration of the plan to a committee at any time.

      The plan provides for the grant of incentive stock options (ISOs) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, only to our employees and employees of our parent or subsidiary. Nonstatutory stock options (NSOs), and stock purchase rights may be granted to employees, directors and consultants.

      Generally, each option granted under the plan is required to expire on or before the tenth anniversary of the date of grant. The exercise price of each ISO is required to be not less than 100% of the fair value of the underlying stock subject to the option on the date of grant and the exercise price of each NSO is required to be not less than 85% of the fair value of the underlying stock subject to the option on the date of grant. These minimum price provisions are increased and other conditions and restrictions apply, with respect to awards granted to persons who own or are deemed to own more than 10% of the total combined voting power of all classes of our stock.

      Options granted under the plan generally vest as to twenty-five percent of the shares one year after the date of grant and as to one-forty-eighth of the shares each month thereafter. If an optionee’s service relationship with us ceases for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service (unless the terms of the stock option agreement provide for earlier or later termination). If an optionee’s service relationship with us ceases due to disability or death, the optionee (or his or her beneficiary) may exercise any vested options up to twelve months from cessation of service (unless the terms of the stock option agreement provide for earlier or later termination).

      Generally, if we merge with or into another corporation, or sell substantially all of our assets, all outstanding options under the plan shall be assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity. If the surviving entity determines not to assume or substitute for such awards, then, the vesting provisions of such stock awards will be accelerated and any unexercised stock awards will be exercisable for a period of fifteen days from the date that our plan administrator gives the optionees notice that such options will not be assumed by the surviving entity or its subsidiary or parent.

      The plan terminates ten years after its initial adoption, unless earlier terminated by the board. The board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

      We have reserved 6,700,082 shares for issuance under the plan. Following our initial public offering, we will no longer grant options from our 1997 Stock Option Plan and all shares that remain available for future grant under this plan will become available for issuance under our 2003 Stock Incentive Plan, as described below.

2003 Stock Incentive Plan

      Subject to stockholder approval, our 2003 Stock Incentive Plan will become effective on the date of this prospectus. The plan will be administered by the board of directors or by a committee appointed by the board.

      Under the plan, the board of directors may grant stock options or other types of stock-based awards, such as restricted stock, restricted stock units, stock bonus awards or stock appreciation rights. Incentive stock options may be granted to our employees. Nonstatutory stock options and other stock-based awards may be granted to employees, consultants or outside directors.

      We expect that options granted under the plan to optionees other than outside directors will generally vest as to twenty-five percent of the shares one year after the date of grant and as to one-forty-eighth of the shares each month thereafter. If an optionee’s service relationship with us ceases for any reason other than disability or death, the optionee may exercise any vested options up to 90 days after cessation of service (unless the terms of the stock option agreement provide for earlier or later termination). If an optionee’s service relationship with us ceases due to disability or death, the optionee (or his or her beneficiary) may exercise any vested options up to twelve months from cessation of service (unless the terms of the stock option agreement provide for earlier or later termination).

      The plan provides for nondiscretionary, automatic grants to outside directors of nonstatutory stock options. An outside director will be granted automatically an initial nonstatutory option to purchase 30,000 shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares subject to the initial option vesting on the first anniversary of the date of grant date and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meeting of stockholders, each outside director will be automatically granted a nonstatutory option to purchase 10,000 shares of our common stock, the chair of the audit committee will be automatically granted a nonstatutory option to purchase 10,000 shares of our common stock and the chairs of the compensation and nominating and corporate governance committees will each be automatically granted nonstatutory options to purchase 5,000 shares of our common stock. Each annual option will be fully vested and exercisable as of the date of grant. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant.

      Generally, if we merge with or into another corporation, or sell substantially all of our assets, all outstanding options under the plan shall be assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity. If the surviving entity determines not to assume or substitute for such awards, then, the vesting provisions of such stock awards will be accelerated and any unexercised stock awards will be exercisable for a period of fifteen days from the date that our plan administrator gives the optionees notice that such options will not be assumed by the surviving entity or its subsidiary or parent.

      The plan terminates ten years after its initial adoption, unless earlier terminated by the board. The board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

      We have reserved 2,000,000 shares of common stock for issuance under the plan. On July 1 of each year beginning July 1, 2004 the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to the lesser of (i) 5% of our outstanding shares, (ii) 2,800,000 shares or (iii) a lesser number of shares approved by the board. In addition, all shares available for issuance under the 1997 Stock Option Plan that available for future grant upon our initial public offering will cease to become issuable under our 1997 Stock Option Plan and will instead be available for issuance under our 2003 Stock Incentive Plan. We anticipate that approximately 498,000 shares previously authorized for issuance under our 1997 Stock Option Plan will become available for issuance under our 2003 Stock Incentive Plan, based on the number of shares available for future grant on September 30, 2003.

Employee Stock Purchase Plan

      Subject to stockholder approval, our 2003 Employee Stock Purchase Plan will become effective on the date of this prospectus. The purchase plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986. The purchase plan is designed to enable eligible employees to purchase shares of our common stock at a discount on a periodic basis through payroll deductions.

      We have initially reserved 1,200,000 shares of our common stock for issuance under our purchase plan. The number of shares reserved for issuance under the plan will increase automatically on July 1 of each year beginning July 1, 2004 by an amount equal to the lesser of (i) 2% of our outstanding shares, (ii) 1,200,000 shares or (iii) a lesser number of shares approved by the board.

      Our employees generally will be eligible to participate in this plan if they are employed by us or by a designated subsidiary. Our employees are not eligible to participate in the purchase plan if they hold more than 5% of our stock or would become holders of more than 5% of our stock as a result of their participation in the plan. Under the purchase plan, eligible employees may acquire shares of our common stock through payroll deductions. Our eligible employees may select a rate of payroll deduction between one and fifteen percent of their cash compensation. An employee’s participation in this plan will end automatically upon termination of employment for any reason.

      Except for the first offering period, each offering period will be for twelve months and will consist of consecutive six-month purchase periods. The first offering period is expected to begin on the date of this prospectus and end on or about February 15, 2005. We expect that the first purchase period will be more than six months long. After that, the offering periods will begin on each February 16 and August 16 and last for twelve months with six-month purchase periods. The purchase price for shares of our common stock purchased under the purchase plan at the end of each purchase period will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of the applicable purchase period. Our board will have the authority to change the starting date of any offering period, the purchase date of a purchase period and the duration of any offering period or purchase period.

401(k) Plan

      In 1999, we established a 401(k) tax deferred savings plan, whereby eligible employees may contribute a percentage of their eligible compensation to their 401(k) plan (presently from 1% up to the maximum allowed under IRS rules). While we may make matching contributions to our employees accounts under the plan, to date we have not made any such matching contributions.

RELATED PARTY TRANSACTIONS

2000 Convertible Note Private Placement

      From September 2000 through December 2000, we issued and sold approximately $8.0 million aggregate principal amount of subordinated convertible notes bearing simple interest at the prevailing prime rate plus 1.00% to four of our significant stockholders. All of the notes were converted into shares of our Series F Preferred Stock on March 13, 2001, as described below. In connection with the sale of the notes, we also issued to the stockholders who purchased the notes, warrants to purchase 340,182 shares of our common stock at an exercise price of $0.83 per share at the time the notes were converted into Series F Preferred Stock. The following table sets forth the names of the stockholders that purchased the notes, the corresponding aggregate principal amount of the notes that each such stockholder acquired, the number of shares of common stock to be issued immediately following completion of this offering upon the automatic net exercise of the warrants issued to such stockholder in connection with the private placement, assuming an initial public offering price of $13.00 per share, the midpoint of the range on the cover of this prospectus, and the value of such shares of common stock at such assumed initial public offering price.

		Shares of	Value of Shares of
		Common Stock	Common Stock
		Issuable Upon	Issuable Upon
		Net-Exercise	Net-Exercise
Investor Name	Amount Invested	of Warrants	of Warrants

Crosspoint Venture Partners(1)	$2,094,400	82,874	$1,077,362
The Goldman Sachs Group, Inc. and affiliates(2)	1,951,202	77,177	1,003,301
Crescendo Ventures(3)	480,000	19,225	249,925
ONSET Ventures(4)	3,474,400	139,184	1,809,392

	$8,000,002	318,460	$4,139,980

(1)	Crosspoint Venture Partners LS 2000 was the record holder of $2,094,400 aggregate principal amount of the notes, and is the record holder of warrants to purchase 88,527 shares of our common stock.

(2)	The Goldman Sachs Group, Inc. was the record holder of $1,463,400 aggregate principal amount of the notes, and is the record holder of warrants to purchase 61,831 shares of our common stock; Stone Street Fund 1999, L.P. was the record holder of $243,901 aggregate principal amount of the notes, and is the record holder of warrants to purchase 10,305 shares of our common stock, Stone Street Fund 1998, L.P. was the record holder of $187,357 aggregate principal amount of the notes, and is the record holder of warrants to purchase 7,916 shares of our common stock; and Bridge Street Fund 1998, L.P. was the record holder of $56,544 aggregate principal amount of the notes, and is the record holder of warrants to purchase 2,389 shares of our common stock.

(3)	Crescendo World Fund, LLC was the record holder of $419,891 aggregate principal amount of the notes, and is the record holder of warrants to purchase 17,967 shares of our common stock; Eagle Ventures WF, LLC was the record holder of $20,109 aggregate principal amount of the notes, and is the record holder of warrants to purchase 859 shares of our common stock; and Wessel German American Venture Partners GbR was the record holder of $40,000 aggregate principal amount of the notes, and is the record holder of warrants to purchase 1,711 shares of our common stock.

(4)	ONSET Enterprise Associates II, L.P. was the record holder of $1,737,200 aggregate principal amount of the notes, and is the record holder of warrants to purchase 74,338 shares of our common stock; and ONSET Enterprise Associates III, L.P. was the record holder of $1,737,200 aggregate principal amount of the notes, and is the record holder of warrants to purchase 74,339 shares of our common stock.

Series F Preferred Stock Private Placement

      Between March 2001 and January 2002, we issued and sold 10,213,815 shares of our Series F Preferred Stock, which are convertible into 6,128,280 shares of our common stock, at a purchase price of $3.92 per share of Series F Preferred Stock, to five of our significant stockholders and issued warrants to acquire 510,203 shares of our Series F Preferred Stock, which are convertible into 306,121 shares of our common stock, at an exercise price of $3.92 per share of Series F Preferred Stock, to one of our significant stockholders. The following table sets forth the names of the stockholders that invested in the financing, the corresponding number of shares of common stock to be issued upon conversion of the Series F Preferred Stock and number of shares of common stock issuable upon exercise of the warrants to acquire shares of our Series F Preferred Stock sold to such stockholders, assuming the conversion of our Series F Preferred Stock upon the completion of this offering, and the aggregate value of such shares at an estimated initial public offering price of $13.00 per share, the midpoint of the range on the cover of this prospectus:

	Shares of Common	Shares of
	Stock Issuable	Common Stock	Value of Shares
	Upon Conversion of	Issuable Upon	of Common
	Series F Preferred	Exercise of	Stock
Investor Name	Stock	Warrants	Issuable

Crosspoint Venture Partners(1)	3,061,224	—	$39,795,912
The Goldman Sachs Group, Inc. and affiliates(2)	310,217	—	4,032,821
Crescendo Ventures(3)	673,321	—	8,753,173
ONSET Ventures(4)	552,907	—	7,187,791
INVESCO Private Capital, Inc.(5)	1,530,611	306,121	23,877,516

	6,128,280	306,121	$83,647,213

(1)	Crosspoint Venture Partners LS 2000 will be the record holder of 3,061,224 shares of our common stock issuable upon conversion of our Series F Preferred Stock.

(2)	The Goldman Sachs Group, Inc. will be the record holder of 232,664 shares of our common stock issuable upon conversion of our Series F Preferred Stock; Stone Street Fund 1999, L.P. will be the record holder of 38,777 shares of our common stock issuable upon conversion of our Series F Preferred Stock; Stone Street Fund 1998, L.P. will be the record holder of 29,787 shares of our common stock issuable upon conversion of our Series F Preferred Stock; and Bridge Street Fund 1998, L.P. will be the record holder of 8,989 shares of our common stock issuable upon conversion of our Series F Preferred Stock.

(3)	Crescendo World Fund, LLC will be the record holder of 650,117 shares of our common stock issuable upon conversion of our Series F Preferred Stock; Eagle Ventures WF, LLC will be the record holder of 16,839 shares of our common stock issuable upon conversion of our Series F Preferred Stock; and Wessel German American Venture Partners GbR will be the record holder of 6,365 shares of our common stock issuable upon conversion of our Series F Preferred Stock.

(4)	ONSET Enterprise Associates II, L.P. will be the record holder of 276,454 shares of our common stock issuable upon conversion of our Series F Preferred Stock; and ONSET Enterprise Associates III, L.P. will be the record holder of 276,453 shares of our common stock issuable upon conversion of our Series F Preferred Stock.

(5)	Chancellor V, L.P. will be the record holder of 600,306 shares of our common stock issuable upon conversion of our Series F Preferred Stock and warrants to purchase an additional 120,061 shares of our common stock issuable upon conversion of our Series F Preferred Stock; Chancellor V-A, L.P will be the record holder of 281,326 shares of our common stock issuable upon conversion of our Series F Preferred Stock and warrants to purchase an additional 56,265 shares of our Series F Preferred Stock; Euromedia Venture Fund will be the record holder of 555,153 shares of our common stock issuable upon conversion of our Series F Preferred Stock and warrants to purchase an additional 111,030 shares of our common stock issuable upon conversion of our Series F Preferred Stock; and Citiventure 2000, L.P. will be the record holder of 93,826 shares of our common stock issuable upon conversion of our Series F Preferred Stock and warrants to purchase an additional 18,765 shares of our common stock issuable upon conversion of our Series F Preferred Stock.

2002 Convertible Note Private Placement

      On November 15, 2002, we issued and sold $1.9 million aggregate principal amount of subordinated convertible notes bearing simple interest at the prevailing prime rate plus 1.00% to four of our significant stockholders. Upon completion of the Series G Preferred Stock financing in December 2002, $1.0 million of principal and accrued interest thereon was repaid and the remaining subordinated convertible notes and accrued interest were converted into shares of Series G Preferred Stock.

      The following table sets forth the names of the stockholders that purchased the notes and the corresponding aggregate principal amount of the notes that each such stockholder acquired:

Investor Name	Amount Invested

Crosspoint Venture Partners(1)	$1,000,000
INVESCO Private Capital, Inc.(2)	500,000
Crescendo Ventures(3)	220,000
ONSET Ventures(4)	180,000

$1,900,000

(1)	Crosspoint Venture Partners 1997, L.P. was the record holder of $1,000,000 aggregate principal amount of the notes.

(2)	Euromedia Venture Fund was the record holder of $181,350 aggregate principal amount of the notes; Citiventure 2000, L.P. was the record holder of $30,650 aggregate principal amount of the notes; Chancellor V, L.P. was the record holder of $196,100 aggregate principal amount of the notes; and Chancellor V-A, L.P. was the record holder of $91,900 aggregate principal amount of the notes.

(3)	Crescendo World Fund, LLC was the record holder of $209,946 aggregate principal amount of the notes and Eagle Ventures WF, LLC was the record holder of $10,054 aggregate principal amount of the notes.

(4)	ONSET Enterprise Associates III, L.P. was the record holder of $180,000 aggregate principal amount of the notes.

Series G Preferred Stock Private Placement

      On December 24, 2002, we issued and sold 8,000,000 shares of our Series G Preferred Stock, which are convertible into 4,799,996 shares of our common stock, at a purchase price of $1.00 per share of Series G Preferred Stock to four of our significant stockholders. As noted above, a portion of the 8,000,000 shares issued in the Series G Preferred Stock financing was issued upon conversion of the outstanding principal and interest accrued to date on the subordinated convertible notes issued and sold in November of 2002. The remainder of the consideration for the Series G Preferred Stock was paid to us in cash on December 24, 2002. In March 2003, we sold an additional 300,000 shares of our Series G Preferred Stock, which are convertible into 180,000 shares of our common stock, at a purchase price of $1.00 per share of Series G Preferred Stock to four of our executive officers. The following table sets forth the names of the investors, the corresponding number of shares of common stock to be issued upon conversion of the Series G Preferred Stock purchased in the financings assuming completion of this offering and the value of such shares at an estimated initial public offering price of $13.00 per share, the midpoint of the range on the cover of this prospectus:

	Shares of Common
	Stock Issuable	Value of Shares
	Upon Conversion of	of Common
	Series G Preferred	Stock
Investor Name	Stock	Issuable

Crosspoint Venture Partners(1)	2,361,753	$30,702,789
INVESCO Private Capital, Inc.(2)	986,245	12,821,185
Crescendo Ventures(3)	731,999	9,515,987
ONSET Ventures(4)	719,999	9,359,987
Ronald J. Fior	15,000	195,000
Robert W. Warfield	60,000	780,000
Christopher W. Cabrera	30,000	390,000
Daniel P. Welch	15,000	195,000

	4,919,996	$63,959,948

(1)	Crosspoint Venture Partners 2000 Q, L.P. will be the record holder of 2,119,270 shares of common stock issuable upon conversion of our Series G Preferred Stock and Crosspoint Venture Partners 2000, L.P. will be the record holder of 242,483 shares of common stock issuable upon conversion of our Series G Preferred Stock.

(2)	Chancellor V, L.P. will be the record holder of 386,805 shares of common stock issuable upon conversion of our Series G Preferred Stock; Chancellor V-A, L.P. will be the record holder of 181,272 shares of common stock issuable upon conversion of our Series G Preferred Stock; Euromedia Venture Fund will be the record holder of 357,711 shares of common stock issuable upon conversion of our Series G Preferred Stock; and Citiventure 2000, L.P. will be the record holder of 60,457 shares of common stock issuable upon conversion of our Series G Preferred Stock.

(3)	Crescendo World Fund, LLC will be the record holder of 698,547 shares of common stock issuable upon conversion of our Series G Preferred Stock and Eagle Ventures WF, LLC will be the record holder of 33,452 shares of common stock issuable upon conversion of our Series G Preferred Stock.

(4)	ONSET Standby Fund, L.P. will be the record holder of 480,000 shares of common stock issuable upon conversion of our Series G Preferred Stock, GS PEP I ONSET Standby Fund, L.P. will be the record holder of 162,142 shares of common stock issuable upon conversion of our Series G Preferred Stock, and GS PEP I Offshore ONSET Standby Fund, L.P. will be the record holder of 77,857 shares of Series G Preferred Stock.

Advances For Restricted Stock Purchase

      In January 1998, Mr. Taussig, our President, Chief Executive Officer and Chairman of the Board of Directors, purchased 289,200 shares of our common stock at an exercise price of $0.17 per share pursuant to an exercise of stock options for restricted stock. In partial payment of the purchase price, Mr. Taussig executed a full recourse secured note in favor of Callidus in the principal amount of $47,718, bearing interest at 6.13% per annum, compounded annually. As of September 30, 2003, the aggregate principal and interest outstanding on the loan was approximately $67,000. The loan is due and payable, together with interest accrued to date, on January 7, 2008.

      In December 1998, Mr. Welch, our Vice President, Worldwide Client Services, purchased 45,000 shares of our common stock at an exercise price of $0.83 per share pursuant to an exercise of stock options for restricted stock. In payment of the purchase price, Mr. Welch executed a full recourse secured note in favor of Callidus in the principal amount of $37,500, bearing interest at 4.52% per annum, compounded annually. As of September 30, 2003, the aggregate principal and interest outstanding on the loan was approximately $46,000. The loan is due and payable, together with interest accrued to date on December 31, 2003.

      In December 1998, Mr. Tidd, our Vice President, Client Services, purchased 60,000 shares of our common stock at an exercise price of $0.83 per share pursuant to an exercise of stock options for restricted stock. In payment of the purchase price, Mr. Tidd executed a full recourse secured note in favor of Callidus in the principal amount of $50,000, bearing interest at 4.52% per annum, compounded annually. As of September 30, 2003, the aggregate principal and interest outstanding on the loan was approximately $62,000. The loan is due and payable, together with interest accrued to date on December 31, 2003.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of September 30, 2003 and after the sale of 5,000,000 shares of common stock by us in this offering, by the following:

•	each person known by us to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

      Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options or warrants held by that person that are immediately exercisable or exercisable within 60 days of the determination date, which in the case of the following table is September 30, 2003. Shares issuable pursuant to stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such options or warrants for computing the percentage of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person. The information presented in this table assumes the conversion of our preferred stock to common stock upon the consummation of this offering and the number of shares of common stock outstanding after this offering includes 5,000,000 shares of common stock being offered for sale by us in this offering. The percentage of beneficial ownership for the following table is based on 17,488,261 shares of common stock outstanding as of September 30, 2003, and 22,488,261 shares of common stock outstanding after the completion of this offering, assuming no exercise of the underwriters’ over-allotment option. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

			Percent of
	Shares Beneficially		Shares Outstanding
	Owned Before		After
	the Offering		the Offering

Name and Address of Beneficial Owner	Number	Percent

Crosspoint Venture Partners(1)	6,765,521	38.49%	29.97%
2925 Woodside Road
Woodside, CA 94062
ONSET Ventures(2)	2,983,168	16.91	13.18
2400 Sand Hill Road, Suite 150
Menlo Park, CA 94025
INVESCO Private Capital, Inc.(3)	2,843,229	15.98	12.47
1166 Avenue of the Americas
New York, NY 10036
Crescendo Ventures(4)	2,350,136	13.42	10.44
480 Cowper Street, Suite 300
Palo Alto, CA 94301
The Goldman Sachs Group, Inc. and affiliates(5)	1,342,529	7.64	5.95
85 Broad Street
New York, NY 10014
Reed D. Taussig(6)	672,025	3.76	2.94
Christopher W. Cabrera(7)	179,072	1.01	*
Ronald J. Fior(8)	194,063	1.10	*
Michael C. Tidd(9)	233,238	1.33	1.03
Robert W. Warfield(10)	464,063	2.59	2.03
Daniel P. Welch(11)	198,863	1.13	*

			Percent of
	Shares Beneficially		Shares Outstanding
	Owned Before		After
	the Offering		the Offering

Name and Address of Beneficial Owner	Number	Percent

Michael A. Braun(12)	58,472	*	*
George James(13)	62,600	*	*
Terry L. Opdendyk(14)	2,986,168	17.07	13.28
R. David Spreng(15)	2,353,136	13.45	10.46
All directors and executive officers as a group (11 persons)(16)	7,581,700	39.57	31.38

*	Less than one percent

(1)	Includes 88,527 shares of common stock that may be acquired upon exercise of common stock warrants exercisable within 60 days after September 30, 2003. The affiliates of Crosspoint Venture Partners are Crosspoint Venture Partners 1997, L.P., Crosspoint Venture Partners LS 1999, Crosspoint Venture Partners LS 2000, Crosspoint Venture Partners 2000 Q, L.P. and Crosspoint Venture Partners 2000, L.P. The general partner of Crosspoint Venture Partners 1997 L.P. is Crosspoint Associates 1997, L.L.C., a Delaware limited liability company. The general partners of Crosspoint Associates 1997 are John B. Mumford, Rich Shapero, Seth Neiman, Robert A. Hoff and Donald B. Milder. John B. Mumford has sole voting power over the partnership’s Callidus holdings. The general partner of Crosspoint Venture Partners LS 1999 is Crosspoint Associates 1999, L.L.C., a Delaware limited liability company. The general partners of Crosspoint Associates 1999 are John B. Mumford, Rich Shapero, Seth Neiman, Robert A. Hoff and Donald B. Milder. John B. Mumford has sole voting power over the partnership’s Callidus holdings. The general partner of Crosspoint Venture Partners LS 2000 is Crosspoint Associates 2000, L.L.C., a Delaware limited liability company. The general partners of Crosspoint Associates 2000 are John B. Mumford, Rich Shapero, Seth Neiman, James Dorrian and Robert A. Hoff. John B. Mumford has sole voting power over the partnership’s Callidus holdings. The general partner of Crosspoint Venture Partners 2000 Q, L.P., a Delaware limited partnership is Crosspoint Associates 2000, L.L.C. The general partner of Crosspoint Venture Partners 2000 L.P., a Delaware limited partnership is Crosspoint Associates 2000, L.L.C.

(2)	Includes 148,677 shares of common stock that may be acquired upon exercise of common stock warrants exercisable within 60 days after September 30, 2003. Also includes 3,750 shares that may be acquired from Robert Gillette, a former employee, upon exercise of a common stock option on or before October 14, 2004. The affiliates of ONSET Ventures are ONSET Venture Services Corporation, ONSET Enterprise Associates II, L.P., ONSET Enterprise Associates III, L.P., ONSET Standby Fund, L.P., GS PEP I ONSET Standby Fund, L.P., and GS PEP I Offshore ONSET Standby Fund, L.P. The general partner of ONSET Enterprise Associates II, L.P. is OEA II Management, L.P. The general partners of OEA II Management, L.P. are Terry L. Opdendyk and Robert F. Kuhling, Jr. The general partner of ONSET Enterprise Associates III, L.P. is OEA III Management, L.L.C. The managing directors of OEA III Management, L.L.C. are Terry L. Opdendyk and Robert F. Kuhling, Jr. ONSET Standby Fund, L.P., GS PEP I ONSET Standby Fund, L.P. and GS PEP I Offshore ONSET Standby Fund, L.P. are collectively known as the “ONSET Standby Funds”. The general partner of the ONSET Standby Funds is ONSET Standby Management, L.L.C. The managing directors of ONSET Standby Management, L.L.C. are Terry L. Opdendyk, Robert F. Kuhling, Jr., F. Leslie Bottorff, Mark G. Hilderbrand and Susan A. Mason. Terry L. Opdendyk, in his capacity as a general partner of ONSET Ventures, may be deemed to have shared voting or dispositive power over these shares. Mr. Opdendyk disclaims this beneficial ownership, except to the extent of his pecuniary interest therein.

(3)	Includes 306,121 shares of common stock that may be acquired upon exercise of convertible warrants exercisable within 60 days after September 30, 2003. The affiliates of INVESCO Private

Capital, Inc. are Chancellor V, L.P., Chancellor V-A, L.P., Citiventure 2000, L.P. and Euromedia Venture Fund (the “INVESCO Funds”). The general partner of Chancellor V, L.P. is IPC Direct Associates V, LLC. The managing member of IPC Direct Associates V, LLC is INVESCO Private Capital, Inc. The general partner of Chancellor V-A, L.P. is IPC Direct Associates V, LLC. The managing member of IPC Direct Associates V, LLC is INVESCO Private Capital, Inc. The general partner of Citiventure 2000, L.P. is IPC Direct Associates V, LLC. The managing member of IPC Direct Associates V, LLC is INVESCO Private Capital, Inc. The managing partner of Euromedia Venture Fund is IPC EuroMedia Associates, L.L.C. The managing member of IPC EuroMedia Associates, L.L.C. is INVESCO Private Capital, Inc. The managing directors who make up the investment committee for each of the INVESCO Funds are Johnston Evans, Alessandro Piol, Parag Saxena, Howard Goldstein, Esfandiar Lohrasbpour and Alan Kittner.

(4)	Includes 20,537 shares of common stock that may be acquired upon exercise of common stock warrants exercisable within 60 days after September 30, 2003. The affiliates of Crescendo Ventures are Crescendo World Fund, LLC, Eagle Ventures WF, LLC and Wessel German American Venture Partners GbR. Crescendo World Fund is managed by its managing member (not a general partner), Crescendo Ventures — World Fund, LLC, whose managing member is R. David Spreng. Crescendo Ventures — World Fund, LLC also has non-managing members. Eagle Ventures WF, LLC, is managed by a board of governors and managers, rather than a general partner. R. David Spreng is the Chief Manager, with authority to direct the voting of Eagle Ventures WF, LLC. Wessel German American Venture Partners, GbR is managed by Crescendo Capital Management, LLC, whose managing member is R. David Spreng. It has two managing partners, Rolf Dienst and Wessel Ventures GmbH. Voting is directed by Crescendo Capital Management, LLC. R. David Spreng, in his capacity as a managing general partner of Crescendo Ventures may be deemed to have shared voting or dispositive power over these shares. Mr. Spreng disclaims this beneficial ownership, except to the extent of his pecuniary interest therein.

(5)	Includes 82,441 shares of common stock that may be acquired upon exercise of common stock warrants exercisable within 60 days after September 30, 2003. The affiliates of The Goldman Sachs Group, Inc. (“GSG”) are Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., and Stone Street Fund 1999, L.P. Stone Street Fund 1999, L.P., Stone Street Fund 1998, L.P. and Bridge Street Fund 1998, L.P. are investment partnerships of which affiliates of GSG are the general partner, managing general partner or investment manager. The general partner of the Stone Street Fund 1999, L.P is Stone Street Fund 1999, L.L.C., and the general partner of the Stone Street Fund 1998, L.P. and Bridge Street Fund 1998, L.P. is Stone Street 1998, L.L.C. The Chairman and President of Stone Street 1999, L.L.C. and Stone Street 1998, L.L.C. is Peter M. Sacerdote. The Chief Executive Officer of GSG is Henry M. Paulson, Jr. and its President is John A. Thain. GSG disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests held therein by persons other than GSG and its affiliates. GSG and each of such investment partnerships shares voting and investment power with certain of its respective affiliates.

(6)	Includes 393,925 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after September 30, 2003 and excludes shares that will vest upon the consummation of this offering. Includes 3,600 shares of common stock beneficially owned by Kathryn E. Taussig, 3,600 shares of common stock beneficially owned by Madeline G. Taussig, and 3,600 shares of common stock beneficially owned by Olivia J. Taussig, to which Mr. Taussig may be deemed in his capacity as their father to have shared voting or dispositive power.

(7)	Includes 156,572 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after September 30, 2003.

(8)	Includes 179,063 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after September 30, 2003.

(9)	Includes 113,238 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after September 30, 2003.

(10)	Includes 404,063 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after September 30, 2003 and excludes shares that will vest upon the consummation of this offering.

(11)	Includes 138,863 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after September 30, 2003.

(12)	Includes 54,722 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after September 30, 2003.

(13)	Includes 47,600 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after September 30, 2003.

(14)	Includes 3,000 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after September 30, 2003. Also represents 2,983,168 shares of common stock beneficially owned by affiliates of ONSET Ventures, including 148,677 shares that may be acquired by affiliates of ONSET Ventures upon the exercise of common stock warrants within 60 days after September 30, 2003 and 3,750 shares that may be acquired by affiliates of ONSET Ventures from Robert Gillette, a former employee, upon exercise of a common stock option on or before October 14, 2004 of which Mr. Opdendyk may be deemed in his capacity as a founder and general partner of ONSET Ventures, to have shared voting or dispositive power. Mr. Opdendyk disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(15)	Includes 3,000 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days after September 30, 2003. Also represents 2,350,136 shares of common stock beneficially owned by affiliates of Crescendo Ventures, including 20,537 shares that may be acquired upon the exercise of common stock warrants within 60 days after September 30, 2003, of which Mr. Spreng may be deemed, in his capacity as a managing general partner of Crescendo Ventures, to have shared voting or dispositive power. Mr. Spreng disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(16)	Includes shares issuable upon exercise of options and warrants as described in footnotes (6)-(15) above as well as an immediately exercisable option to acquire 180,000 shares of our common stock held by Mr. Rankin, our Senior Vice President, Worldwide Marketing.

DESCRIPTION OF CAPITAL STOCK

General

      Subject to stockholder approval, we intend to amend our certificate of incorporation and bylaws. These amendments will be effective prior to the closing of this offering. The following description of capital stock assumes the effectiveness of these amendments except as otherwise noted.

      Upon the closing of this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value.

Common Stock

      As of September 30, 2003, there were 1,556,224 shares of common stock outstanding which were held of record by approximately 130 stockholders. Based on the number of shares of our common stock outstanding as of September 30, 2003, there will be 22,488,261 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby.

      The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.” In the event of liquidation, dissolution or winding up of Callidus, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

      Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, any or all of which may be greater than the rights of the common stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	Restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company without further action by the stockholders.

      Immediately after this offering there will be no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock.

Warrants

      At September 30, 2003, assuming the conversion of our preferred stock upon the consummation of this offering, warrants to purchase an aggregate of 843,197 shares of our common stock were outstanding. These warrants generally expire five to ten years from the date of issue and have a weighted average exercise price of $3.63 per share.

Anti-Takeover Effects of Delaware Law and Our Charter Documents

      Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors.

Delaware Law

      After this offering, we will be subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, such provisions will prohibit us from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	The transaction is approved by our board of directors prior to the date the interested stockholder obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of our outstanding voting stock which is not owned by the interested stockholder.

      Section 203 defines “business combination” to include:

•	Any merger or consolidation involving us and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;

•	subject to exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

      Section 203 defines an “interested stockholder” as:

•	Any entity or person beneficially owning 15% or more of our outstanding voting stock; and

•	any entity or person affiliated with or controlling or controlled by the entity or person.

      A Delaware corporation may “opt out” of the anti-takeover law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not “opted out” of the provisions of the anti-takeover law. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Our Charter Documents

      Classified Board of Directors. Our board of directors will be divided into three classes, each serving staggered three-year terms. As a result, only a portion of our board of directors will be elected each year. To implement the classified structure, prior to the closing of this offering, two of the nominees to the board will be appointed to one-year terms, two will be appointed to two-year terms and one will be appointed to a three-year term. Thereafter, directors will be elected for three-year terms at each annual meeting of stockholders. Directors may be removed only for cause and with the approval of the holders of a majority of our outstanding common stock. The board of directors will have the exclusive right to increase or decrease the size of the board and to fill vacancies on the board. This system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

      Stockholder Meetings. Under our certificate of incorporation, only the board of directors, the chairman of the board, the president or the secretary may call special meetings of stockholders.

      Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

      No Cumulative Voting. Our certificate of incorporation does not provide for cumulative voting in the election of directors, which, may frustrate the ability of minority stockholders to obtain representation on the board of directors.

      No Action By Written Consent. Delaware law provides that stockholders may execute an action by written consent in lieu of a stockholder meeting unless such ability is eliminated by a certificate of incorporation provision. Elimination of written consents of stockholders may lengthen the amount of time and increased expense required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholder’s meeting. Without the availability of stockholders’ actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our certificate of incorporation or bylaws or remove directors without holding a stockholder meeting. The stockholder would have to obtain the consent of a majority of the board of directors, the chairman of the board, the president or the secretary to call a stockholders’ meeting and satisfy the notice periods determined by the board of directors.

      Preferred Stock. We have undesignated preferred stock that may be issued by the board of directors at any time, which may have the effect of delaying or preventing a change of control of our company.

      Our certificate of incorporation provides that the vote of the holders of at least two-thirds of the outstanding shares entitled to vote at the election of directors, voting together as a single class, is required to amend the following provisions of our certificate of incorporation:

•	Article 6, which relates to removal of directors and vacancies on the board of directors;

•	Article 7, which relates to corporate governance, including provisions relating to stockholder action by written consent and special meetings of stockholders;

•	Article 10, which relates to the limitation of liability and indemnification of directors and officers;

•	Article 11, which relates to amendment of our bylaws; and

•	Article 12, which relates to amendment of the preceding provisions of the certificate of incorporation.

      Our bylaws and our certificate of incorporation provide that amendment of any provision of our bylaws requires the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at the election of directors, voting together as a single class.

Listing

      Application has been made to have our common stock approved for quotation on the Nasdaq National Market under the symbol “CALD”.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for our common stock is American Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Upon completion of this offering, we will have 22,488,261 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option, and no exercise of any options or warrants after September 30, 2003. Of these shares, 5,000,000 shares, or 5,750,000 shares if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 17,488,261 shares of common stock existing are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual lock-up periods described below and the provisions of Rules 144 and 701, these restricted shares will become available for sale in the public market at various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations and applicable holding periods).

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us or any affiliate at least one year previous to such date, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, or approximately 225,000 shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us or any affiliate at least two years previous to such date, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

Rule 701

      In general, any of our employees, directors, officers, consultants or advisors who purchased shares from us before the effective date of this offering acquired the shares in reliance on the exemption from registration provided by Rule 701.

      Securities issued in reliance on Rule 701 are restricted securities but, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

      Following this offering, the holders of 16,353,913 shares of our outstanding common stock and the holders of warrants to purchase 843,197 shares of our common stock will, under some circumstances, have the right to require us to register their shares for future sales. These registration rights are generally subject to conditions and limitations, which include the right of the underwriters of an offering to limit the number of shares included in the registration under some circumstances.

      Demand Registration Rights. Prior to the earlier of 180 days after the closing of this offering or December 31, 2004, the holders of outstanding shares with registration rights have the right to demand that we file one registration statement if such holders making the request hold, in the aggregate, at least 50% of the registrable securities. We are obligated to register their shares only if the securities to be registered have an anticipated public offering price of $30,000,000 or would include at least 20% of the registrable securities. If we are eligible to file a registration statement on Form S-3, the holders of the shares having registration rights have the right to demand on one occasion in any 12 month period that we file a registration statement on Form S-3, so long as the holders making the request hold, in the aggregate, at least 25% of the registrable shares and the aggregate amount of securities to be sold under the registration statement on Form S-3 exceeds $1,500,000.

      Piggyback Registration Rights. If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to an amount no less than 33 1/3% of all shares to be included in such offering.

      Expenses of Registration. We will pay all expenses relating to any demand or piggyback registration other than underwriting discounts and commissions. However, if a request for registration is withdrawn by the holders of a majority of the shares having registration rights after we have begun the registration process, the stockholders having initiated the registration shall be deemed to have forfeited certain of their registration rights, unless such holders agree to reimburse us for our expenses to date in connection with the incomplete registration.

      Expiration of Registration Rights. The registration rights described above will expire five years after this offering is completed. The registration rights will terminate earlier for a particular stockholder if that holder, following this offering, holds less than one percent of our outstanding common stock or such holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act.

      Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Stock Options

      As of September 30, 2003, options to purchase a total of 5,297,034 shares of common stock were outstanding. An additional 3,697,588 shares of common stock were available for future option grants under our stock plans plus the annual increases in the number of shares authorized under each of our stock plans beginning July 1, 2004.

      Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our 1997 Stock Option Plan, 2003 Stock Incentive Plan and 2003 Employee Stock Purchase Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares issued after the effective date of the Form S-8 registration statement pursuant to the exercise of stock options or otherwise under these stock plans will be eligible for re-sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described below.

Lock-up Agreements

      We, our officers and directors and substantially all of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not without the prior written consent of Citigroup, dispose of or hedge any of the shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to limited exceptions. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Citigroup advised us that it has no present intent or arrangement to release any of the securities subject to these lock-up agreements.

UNDERWRITING

      Citigroup Global Markets Inc., Lehman Brothers Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
Underwriter	of shares

Citigroup Global Markets Inc.
Lehman Brothers Inc.
U.S. Bancorp Piper Jaffray Inc.

Total	5,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $          per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $          per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We, our officers and directors and substantially all of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any of the shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to limited exceptions. As an exception to the previous sentence, we may issue up to 1,550,000 shares of common stock pursuant to a merger or acquisition that we engage in prior to the expiration of the 180-day lock-up period. However, the holders of shares received in such transaction will be subject to the lock-up for the remainder of the 180-day lock-up period.

      Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Citigroup advised us that it has no present intent or arrangement to release any of the securities subject to these lock-up agreements.

      Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

      We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “CALD”.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Paid by Callidus

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

      In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that our portion of the total expenses of this offering will be $2,750,000.

      The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder” and that does not own, and is not deemed to own, more than 5% of our common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	foreign corporation or

•	foreign estate or trust.

      A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

      This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

      As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

      The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, or

•	we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We are not, and do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

      Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. You may be required to comply with certification procedures to establish that you are not a U.S. person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

      An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

LEGAL MATTERS

      The validity of the issuance of the shares of common stock offered hereby will be passed upon for Callidus by Davis Polk & Wardwell, Menlo Park, California. Shearman & Sterling LLP, Menlo Park, California, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

      The consolidated balance sheets of Callidus Software Inc. and subsidiaries as of December 31, 2001 and 2002 and September 30, 2003 and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002 and for the nine-month period ended September 30, 2003 have been included herein and in this registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s audit report refers to a change in accounting for goodwill and other intangible assets effective January 1, 2002.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission (SEC), a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

      As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at http://www.callidussoftware.com.

      When the reverse common stock split referred to in Note 1 to the Consolidated Financial Statements has been consummated, we will be in a position to render the following report.

/s/ KPMG LLP

Form of Independent Auditors’ Report

The Board of Directors and Stockholders

Callidus Software Inc.

      We have audited the accompanying consolidated balance sheets of Callidus Software Inc. and subsidiaries (the Company) as of December 31, 2001 and 2002 and September 30, 2003, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002 and for the nine-month period ended September 30, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Callidus Software Inc. and subsidiaries as of December 31, 2001 and 2002 and September 30, 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 and for the nine-month period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Mountain View, California

October 17, 2003

CALLIDUS SOFTWARE INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,		As of September 30, 2003

	2001	2002	Actual	Pro Forma

				(unaudited)

	(in thousands, except per share data)
Current assets:
Cash and cash equivalents	$12,034	$12,833	$15,198	$15,198
Accounts receivable, net of allowances of $47, $281, $777 and $777, respectively	2,628	4,395	10,624	10,624
Prepaids and other current assets	716	674	1,312	1,312

Total current assets	15,378	17,902	27,134	27,134
Property and equipment, net	3,379	2,016	1,757	1,757
Deposits and other assets	784	777	667	667
Goodwill	123	—	—	—

Total assets	$19,664	$20,695	$29,558	$29,558

Current liabilities:
Bank line of credit	$1,875	$2,765	$5,382	$5,382
Current portion of long-term debt	2,002	883	791	791
Accounts payable	1,270	1,978	3,544	3,544
Accrued payroll and related expenses	667	2,258	2,001	2,001
Accrued expenses	984	3,116	3,246	3,246
Deferred revenue	1,609	6,252	6,971	6,971

Total current liabilities	8,407	17,252	21,935	21,935
Long-term debt, less current portion	439	986	669	669
Deferred rent	128	88	123	123
Long-term deferred revenue	—	276	1,067	1,067

Total liabilities	8,974	18,602	23,794	23,794
Stockholders’ equity:
Convertible preferred stock, $0.001 par value Authorized 31,928 shares (actual); 5,000 shares (pro forma); issued and outstanding 21,429, 29,926, 30,379 and no shares, respectively; aggregate liquidation value of $112,686, $132,586, $133,492 and $0, respectively	21	30	30	—
Common stock, $0.001 par value. Authorized 42,000 shares (actual); 100,000 shares (pro forma); issued and outstanding 1,353, 1,400, 1,556 and 17,488, respectively	2	2	2	18
Additional paid-in capital	87,016	96,935	111,694	111,708
Deferred stock-based compensation	(621)	(90)	(11,418)	(11,418)
Notes receivable from stockholders	(238)	(238)	(238)	(238)
Accumulated other comprehensive income (loss)	(39)	35	104	104
Accumulated deficit	(75,451)	(94,581)	(94,410)	(94,410)

Total stockholders’ equity	10,690	2,093	5,764	5,764

Total liabilities and stockholders’ equity	$19,664	$20,695	$29,558	$29,558

See accompanying notes to consolidated financial statements.

CALLIDUS SOFTWARE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)

	(in thousands, except per share data)
Revenues:
License revenues	$8,879	$6,860	$9,820	$6,795	$26,617
Maintenance and service revenues	13,302	16,033	16,766	11,706	22,832

Total revenues	22,181	22,893	26,586	18,501	49,449
Cost of revenues:
License revenues	840	650	814	518	1,454
Maintenance and service revenues	11,183	13,103	14,212	10,134	17,939

Total cost of revenues	12,023	13,753	15,026	10,652	19,393
Gross profit	10,158	9,140	11,560	7,849	30,056
Operating expenses:
Sales and marketing	16,115	12,003	13,527	9,241	14,215
Research and development	9,701	10,659	11,118	8,603	8,026
General and administrative	5,048	4,859	5,053	3,497	4,547
Stock-based compensation(1)	4,312	1,878	424	366	2,569

Total operating expenses	35,176	29,399	30,122	21,707	29,357

Income (loss) from operations	(25,018)	(20,259)	(18,562)	(13,858)	699
Interest expense	(793)	(916)	(582)	(408)	(403)
Other income, net	383	331	137	132	50

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(25,428)	(20,844)	(19,007)	(14,134)	346
Provision for income taxes	—	—	—	—	175

Income (loss) before cumulative effect of change in accounting principle	(25,428)	(20,844)	(19,007)	(14,134)	171
Cumulative effect of change in accounting principle	—	—	(123)	(123)	—

Net income (loss)	$(25,428)	$(20,844)	$(19,130)	$(14,257)	$171

Net income (loss) per share:
Basic	$(23.83)	$(17.24)	$(13.98)	$(10.48)	$0.12

Diluted	$(23.83)	$(17.24)	$(13.98)	$(10.48)	$0.01

Basic weighted average shares outstanding	1,067	1,286	1,368	1,360	1,453

Diluted weighted average shares outstanding	1,067	1,286	1,368	1,360	20,713

(1) Stock-based compensation consists of:
Cost of maintenance and service revenues	$619	$309	$95	$82	$568
Sales and marketing	2,185	726	73	65	937
Research and development	767	399	119	102	594
General and administrative	741	444	137	117	470

Total stock-based compensation	$4,312	$1,878	$424	$366	$2,569

See accompanying notes to consolidated financial statements.

CALLIDUS SOFTWARE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, 2000, 2001 and 2002 and Nine Months Ended September 30, 2003

	Convertible
	preferred stock		Common stock		Additional	Deferred
					paid-in	stock-based
	Shares	Amount	Shares	Amount	capital	compensation

	(in thousands)
Balances as of December 31, 1999	11,713	$12	1,462	$2	$49,361	$(6,946)
Exercise of stock options and restricted stock purchase agreements for cash and notes receivable	—	—	142	—	492	—
Repayment on notes receivable and repurchase of restricted stock	—	—	(122)	—	(290)	—
Deferred stock-based compensation	—	—	—	—	1,709	(1,709)
Cancellation of unvested stock options	—	—	—	—	(1,312)	363
Amortization of stock-based compensation	—	—	—	—	—	5,261
Issuance of stock options and warrants to nonemployees	—	—	—	—	233	—
Cumulative translation adjustment	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balances as of December 31, 2000	11,713	12	1,482	2	50,193	(3,031)
Issuance of Series F preferred stock, net of issuance costs of $451	7,595	7	—	—	29,397	—
Conversion of notes and accrued interest to Series F preferred stock and common stock warrants	2,121	2	—	—	8,230	—
Exercise of stock options	—	—	17	—	27	—
Repayment on notes receivable and repurchase of restricted stock	—	—	(146)	—	(558)	—
Cancellation of unvested stock options	—	—	—	—	(532)	266
Amortization of stock-based compensation	—	—	—	—	—	2,144
Issuance of stock options and warrants to nonemployees	—	—	—	—	259	—
Cumulative translation adjustment	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balances as of December 31, 2001	21,429	21	1,353	2	87,016	(621)
Issuance of Series F preferred stock, net of issuance costs of $42	497	1	—	—	1,907	—
Issuance of Series G preferred stock, net of issuance costs of $65	7,095	7	—	—	7,023	—
Conversion of notes and accrued interest to Series G preferred stock	905	1	—	—	904	—
Exercise of stock options	—	—	47	—	29	—
Cancellation of unvested stock options	—	—	—	—	(107)	23
Amortization of stock-based compensation	—	—	—	—	—	508
Issuance of stock options and warrants to nonemployees	—	—	—	—	163	—
Cumulative translation adjustment	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balances as of December 31, 2002	29,926	30	1,400	2	96,935	(90)
Issuance of Series G preferred stock	453	—	—	—	1,405	—
Exercise of stock options	—	—	156	—	138	—
Deferred stock-based compensation	—	—	—	—	13,006	(13,006)
Cancellation of unvested stock options	—	—	—	—	(61)	50
Amortization of stock-based compensation	—	—	—	—	—	1,628
Issuance of stock options and warrants to nonemployees	—	—	—	—	271	—
Cumulative translation adjustment	—	—	—	—	—	—
Net income	—	—	—	—	—	—

Balances as of September 30, 2003	30,379	$30	1,556	$2	$111,694	$(11,418)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Accumulated		Total
	Notes	other		stockholders’
	receivable from	comprehensive	Accumulated	equity	Comprehensive
	stockholders	income (loss)	deficit	(deficit)	income (loss)

	(in thousands)
Balances as of December 31, 1999	$(826)	$—	$(29,179)	$12,424
Exercise of stock options and restricted stock purchase agreements for cash and notes receivable	(300)	—	—	192
Repayment on notes receivable and repurchase of restricted stock	291	—	—	1
Deferred stock-based compensation	—	—	—	—
Cancellation of unvested stock options	—	—	—	(949)
Amortization of stock-based compensation	—	—	—	5,261
Issuance of stock options and warrants to nonemployees	—	—	—	233
Cumulative translation adjustment	—	(13)	—	(13)	$(13)
Net loss	—	—	(25,428)	(25,428)	(25,428)

Balances as of December 31, 2000	(835)	(13)	(54,607)	(8,279)	$(25,441)

Issuance of Series F preferred stock, net of issuance costs of $451	—	—	—	29,404
Conversion of notes and accrued interest to Series F preferred stock and common stock warrants	—	—	—	8,232
Exercise of stock options	—	—	—	27
Repayment on notes receivable and repurchase of restricted stock	597	—	—	39
Cancellation of unvested stock options	—	—	—	(266)
Amortization of stock-based compensation	—	—	—	2,144
Issuance of stock options and warrants to nonemployees	—	—	—	259
Cumulative translation adjustment	—	(26)	—	(26)	$(26)
Net loss	—	—	(20,844)	(20,844)	(20,844)

Balances as of December 31, 2001	(238)	(39)	(75,451)	10,690	$(20,870)

Issuance of Series F preferred stock, net of issuance costs of $42	—	—	—	1,908
Issuance of Series G preferred stock, net of issuance costs of $65	—	—	—	7,030
Conversion of notes and accrued interest to Series G preferred stock	—	—	—	905
Exercise of stock options	—	—	—	29
Cancellation of unvested stock options	—	—	—	(84)
Amortization of stock-based compensation	—	—	—	508
Issuance of stock options and warrants to nonemployees	—	—	—	163
Cumulative translation adjustment	—	74	—	74	$74
Net loss	—	—	(19,130)	(19,130)	(19,130)

Balances as of December 31, 2002	(238)	35	(94,581)	2,093	$(19,056)

Issuance of Series G preferred stock	—	—	—	1,405
Exercise of stock options	—	—	—	138
Deferred stock-based compensation	—	—	—	—
Cancellation of unvested stock options	—	—	—	(11)
Amortization of stock-based compensation	—	—	—	1,628
Issuance of stock options and warrants to nonemployees	—	—	—	271
Cumulative translation adjustment	—	69	—	69	$69
Net income	—	—	171	171	171

Balances as of September 30, 2003	$(238)	$104	$(94,410)	$5,764	$240

See accompanying notes to consolidated financial statements.

CALLIDUS SOFTWARE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)

	(in thousands)
Cash flows from operating activities:
Net income (loss)	$(25,428)	$(20,844)	$(19,130)	$(14,257)	$171
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,652	2,397	2,026	1,670	1,138
Provision for doubtful accounts and sales returns	12	(35)	411	25	1,342
Stock-based compensation	4,312	1,878	424	366	2,569
Non-cash expenses associated with nonemployee options and warrants	102	364	106	61	275
Cumulative effect of change in accounting principle	—	—	123	123	—
Accrued interest on convertible notes payable	—	233	5	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,640)	1,411	(1,930)	377	(7,299)
Prepaids and other current assets	(438)	253	45	44	(635)
Accounts payable	1,053	(1,218)	687	440	1,557
Accrued payroll and related expenses	201	(208)	1,588	612	(266)
Accrued expenses	88	(263)	1,920	702	(10)
Deferred revenue	1,998	(2,432)	4,878	780	1,469

Net cash provided by (used in) operating activities	(18,088)	(18,464)	(8,847)	(9,057)	311

Cash flows from investing activities:
Purchases of property and equipment	(3,622)	(646)	(657)	(425)	(878)
(Increase) decrease in deposits	(608)	190	(11)	(70)	113

Net cash used in investing activities	(4,230)	(456)	(668)	(495)	(765)

Cash flows from financing activities:
Proceeds from subordinated convertible notes payable	8,000	—	1,900	—	—
Repayments of subordinated convertible notes payable	—	—	(1,000)	—	—
Proceeds from bank line of credit and issuance of warrants	1,966	1,713	16,517	8,795	15,858
Repayments of bank line of credit	(755)	(2,501)	(15,552)	(5,250)	(13,246)
Proceeds from long-term debt	2,075	447	1,500	1,500	289
Repayments of long-term debt	(752)	(1,426)	(2,073)	(1,938)	(698)
Net proceeds from issuance of preferred stock and warrants	—	29,404	8,938	1,910	453
Net proceeds from issuance of common stock	192	27	29	27	138
Proceeds from notes receivable from stockholders	1	39	—	—	—

Net cash provided by financing activities	10,727	27,703	10,259	5,044	2,794

Effect of exchange rates on cash and cash equivalents	(14)	(21)	55	74	25

Net increase (decrease) in cash and cash equivalents	(11,605)	8,762	799	(4,434)	2,365
Cash and cash equivalents at beginning of period	14,877	3,272	12,034	12,034	12,833

Cash and cash equivalents at end of period	$3,272	$12,034	$12,833	$7,600	$15,198

Supplemental disclosures of cash flow information:
Cash paid for interest	$647	$873	$517	$341	$163
Noncash investing and financing activities:
Conversion of notes payable and accrued interest to preferred stock	$—	$8,232	$905	$—	$—
Repurchase of restricted stock and repayment of notes receivable and interest with common stock	$290	$558	$—	$—	$—
Notes receivable for exercise of restricted stock purchase agreements	$300	$—	$—	$—	$—
Issuance of warrants in connection with operating lease	$90	$—	$—	$—	$—
Deferred stock-based compensation	$1,709	$—	$—	$—	$13,006
Cancellation of unvested stock options	$363	$266	$23	$—	$50

See accompanying notes to consolidated financial statements.

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2000, 2001 and 2002 and Nine Months Ended September 30, 2003
(Information for the nine months ended September 30, 2002 is unaudited)

Note 1 The Company and Significant Accounting Policies

Description of Business

      The Company is a provider of Enterprise Incentive Management (EIM) software systems to global companies across multiple industries. Large enterprises use EIM systems to model, administer, analyze and report on pay-for-performance plans, which are designed to align employee, sales and channel tactics with targeted business objectives, and thereby increase productivity, improve profitability and achieve competitive advantage. The Company develops, markets, installs and supports rules-based enterprise application software to solve the complex problems of large scale enterprise incentive compensation systems.

Unaudited Interim Financial Statements

      The accompanying consolidated statements of operations and cash flows for the nine months ended September 30, 2002 are unaudited. In the opinion of management, such information includes all adjustments consisting of normal recurring adjustments necessary for a fair presentation of this interim information when read in conjunction with the audited consolidated financial statements and notes hereto. Results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Proposed Initial Public Offering and Pro Forma Information

      On September 22, 2003, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) to sell shares of its common stock in an initial public offering (IPO). On August 26, 2003, the Board of Directors approved an amendment to the Company’s certificate of incorporation to set the authorized number of shares of common stock at 100 million and the authorized number of shares of preferred stock at 5 million. The amendment is subject to stockholder approval and is expected take effect upon consummation of the IPO.

      The unaudited pro forma balance sheet as of September 30, 2003 reflects the assumed automatic conversion of the Series A through G convertible preferred stock into 15,932,037 shares of common stock as though the completion of the IPO had occurred on September 30, 2003. Common stock issued in such IPO and any related estimated net proceeds are excluded from such pro forma information.

Stock Split

      On August 26, 2003, the Board of Directors authorized a three-for-five reverse stock split of the Company’s common stock, to be effective prior to the IPO. Accordingly, all share and per share amounts for the Company’s common stock, common stock issuable upon exercise of stock options, exercise or conversion of warrants and conversion of the Company’s convertible preferred stock, and net loss per common share information have been restated to retroactively reflect the reverse stock split.

Principles of Consolidation

      The consolidated financial statements include the accounts of Callidus Software Inc. and its wholly owned subsidiaries (collectively, the Company), which include wholly-owned subsidiaries in the United Kingdom, Germany and Australia. All intercompany transactions and balances have been eliminated in consolidation.

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Certain Risks and Uncertainties

      The Company’s products and services are concentrated in the software industry, which is characterized by rapid technological advances and changes in customer requirements. A critical success factor is management’s ability to anticipate or to respond quickly and adequately to technological developments in its industry and changes in customer requirements. Any significant delays in the development or introduction of products or services could have a material adverse effect on the Company’s business and operating results.

Use of Estimates

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

      The functional currencies of the Company’s foreign subsidiaries are their respective local currencies. Accordingly, gains and losses from the translation of the financial statements of the foreign subsidiaries are reported as a separate component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses are included in other income, net in the accompanying consolidated statements of operations.

Cash and Cash Equivalents

      For purposes of the accompanying consolidated statements of cash flows, the Company considers all highly liquid instruments with an original maturity on the date of purchase of three months or less to be cash equivalents. Cash equivalents as of December 31, 2001 and 2002 and September 30, 2003 consisted of money market accounts, certificates of deposit, high quality corporate debt obligations or United States government securities.

Financial Instruments and Concentration of Credit Risk

      The fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate their carrying value due to their short maturity. The carrying value of the Company’s debt approximates fair market value based upon the borrowing rates available to the Company for loans with similar terms. Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Management believes the financial risks associated with these financial instruments are minimal. The Company maintains its cash and cash equivalents with high quality financial institutions.

      The Company’s customer base consists of businesses throughout North America, Europe and Asia-Pacific. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. As of December 31, 2001, the Company had two customers comprising 17% and 11%, respectively, of accounts receivable. As of December 31, 2002, the Company had two customers comprising 28% and 21%, respectively, of accounts receivable. As of September 30, 2003, the Company had two customers comprising 26% and 15%, respectively, of accounts receivable.

Valuation Accounts

      Trade accounts receivable are recorded at the invoiced amount where revenue has been recognized and do not bear interest. The Company offsets gross trade accounts receivable with its allowance for

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

doubtful accounts and sales return reserve. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The sales return reserve is the Company’s best estimate of the probable amount of remediation services it will have to provide for ongoing professional service arrangements. To determine the adequacy of the sales return reserve, the Company analyzes historical experience of actual remediation service claims as well as current information on remediation service requests. Provisions for allowance for doubtful accounts are recorded in general and administrative expenses, while provisions for sales returns are offset against maintenance and service revenues.

      Below is a summary of the changes in the Company’s valuation accounts for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2003 (in thousands):

	Balance at			Balance at
	Beginning of			End of
Allowance for Doubtful Accounts	Period	Provision	Write-offs	Period

Year ended December 31, 2000	$70	$12	$—	$82
Year ended December 31, 2001	82	(35)	—	47
Year ended December 31, 2002	47	107	25	129
Nine months ended September 30, 2003	129	1	—	130

	Balance at		Remediation	Balance at
	Beginning of		Service	End of
Sales Return Reserve	Period	Provision	Claims	Period

Year ended December 31, 2000	$—	$—	$—	$—
Year ended December 31, 2001	—	—	—	—
Year ended December 31, 2002	—	304	152	152
Nine months ended September 30, 2003	152	1,341	846	647

Property and Equipment

      Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the lesser of the assets’ estimated useful lives or the related lease term.

Impairment of Long-Lived Assets

      The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires long-lived assets, such as property and equipment and purchased intangibles subject to amortization to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated and undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Long-lived assets held for sale are measured at the lower of their carrying amount or fair value less cost to sell and the Company ceases depreciation (amortization).

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Research and Development Costs

      Software development costs associated with new products and enhancements to existing products are expensed as incurred until technological feasibility, in the form of a working model, is established, at which time any additional development costs would be capitalized in accordance with SFAS No. 86, Computer Software to Be Sold, Leased, or Otherwise Marketed. To date, the Company’s software development has been completed concurrently with the establishment of technological feasibility and accordingly, no costs have been capitalized.

Goodwill

      In July 1999, the Company acquired all of the outstanding stock of The Rob Hand Consulting Group, Inc. (HCG), in exchange for 30,000 shares of the Company’s common stock. HCG was a software consulting company located in Austin, Texas. The acquisition was accounted for as a purchase resulting in total goodwill of $632,000, of which $211,000 was amortized to general and administrative expense in each of 2000 and 2001.

      The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Upon adoption of SFAS No. 142, the Company identified a single reporting unit. The Company then compared the implied fair value of the reporting unit with the carrying amount of the reporting unit, both of which were measured as of the date of adoption. The carrying amount of the reporting unit exceeded its implied fair value, resulting in a transitional impairment loss of $123,000 that reduced the carrying value of goodwill to zero, which was recognized as a cumulative effect of a change in accounting principle in the consolidated statements of operations.

      Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the estimated useful life of three years and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows. Had goodwill not been amortized in previous periods consistent with SFAS No. 142, the adjusted net loss and adjusted basic and diluted net loss per share, excluding amortization of goodwill, would have been as follows (in thousands, except per share data):

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Net income (loss), as reported	$(25,428)	$(20,844)	$(19,130)	$(14,257)	$171
Add back:
Amortization of goodwill	211	211	—	—	—

Adjusted net income (loss)	$(25,217)	$(20,633)	$(19,130)	$(14,257)	$171

Basic net income (loss) per share, as reported	$(23.83)	$(17.24)	$(13.98)	$(10.48)	$0.12
Add back:
Amortization of goodwill	0.20	0.16	—	—	—

Adjusted basic net income (loss) per share	$(23.63)	$(17.08)	$(13.98)	$(10.48)	$0.12

Diluted net income (loss) per share, as reported	$(23.83)	$(17.24)	$(13.98)	$(10.48)	$0.01

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Add back:
Amortization of goodwill	0.20	0.16	—	—	—

Adjusted diluted net income (loss) per share	$(23.63)	$(17.08)	$(13.98)	$(10.48)	$0.01

Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation

      The Company has stock-based employee compensation plans, which are described more fully in Note 5. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB No. 25, deferred stock-based compensation expense is based on the difference, if any, on the date of the grant between the fair value of the Company’s stock and the exercise price of related equity awards. Deferred stock-based compensation is amortized and expensed on an accelerated basis over the corresponding vesting period, using the method outlined in Financial Accounting Standards Board (FASB) Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. As such, the Company recorded deferred stock-based compensation totaling $1.7 million, $-0-, $-0- and $13.0 million during the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2003, respectively. Amortization of deferred stock-based compensation recognized during the years ended December 31, 2000, 2001, and 2002 and the nine months ended September 30, 2002 and 2003, totaled $4.3 million, $1.9 million, $424,000, $366,000 and $1.6 million, respectively. In addition, in the nine months ended September 30, 2003, the Company also recorded $952,000 of stock-based compensation in connection with the sale of Series G Preferred Stock to certain of its employees.

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation (in thousands):

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Net income (loss), as reported	$(25,428)	$(20,844)	$(19,130)	$(14,257)	$171
Add: Stock-based employee compensation expense included in reported net income (loss)	4,312	1,878	424	366	2,569
Less: Stock-based employee compensation expense determined under the fair value method for all awards	(4,641)	(1,745)	(971)	(539)	(2,867)

Pro forma net loss	$(25,757)	$(20,711)	$(19,677)	$(14,430)	$(127)

Basic net income (loss) per share, as reported	$(23.83)	$(17.24)	$(13.98)	$(10.48)	$0.12
Add: Stock-based employee compensation expense included in reported net income (loss)	4.04	1.46	0.31	0.27	1.77
Less: Stock-based employee compensation expense determined under the fair value method for all awards	(4.35)	(1.36)	(0.71)	(0.40)	(1.97)

Pro forma basic net loss per share	$(24.14)	$(17.14)	$(14.38)	$(10.61)	$(0.09)

Diluted net income (loss) per share, as reported	$(23.83)	$(17.24)	$(13.98)	$(10.48)	$0.01
Add: Stock-based employee compensation expense included in reported net income (loss)	4.04	1.46	0.31	0.27	0.12
Less: Stock-based employee compensation expense determined under the fair value method for all awards	(4.35)	(1.36)	(0.71)	(0.40)	(0.14)

Pro forma diluted net loss per share	$(24.14)	$(17.14)	$(14.38)	$(10.61)	$(0.01)

Revenue Recognition

      Revenues consist of fees for licenses of the Company’s software products, maintenance and support, consulting, and training.

      The Company recognizes license revenues using the residual method in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. Under the residual method, revenues are recognized in a multiple-element arrangement in which vendor-specific objective evidence (VSOE) of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. The Company has determined that it has VSOE for its maintenance and support, consulting and training services. For the majority of the Company’s arrangements, fair value of the maintenance portion is based on the price charged when that element is sold separately; however, for a certain class of transactions, fair value is based on stated renewal rates in the arrangement. The fair value

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of consulting and training services is based on the rates charged for those services when sold independently from a software license. If evidence of fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue from the arrangement is deferred until evidence of fair value can be established, or until the items are delivered. If the only undelivered element is maintenance, then the entire amount of revenue is recognized over the maintenance delivery period.

      If an arrangement provides for unspecified additional software products during a contractual period, the license revenues are recognized ratably over that period. Revenues from maintenance agreements providing technical support and software update and upgrade rights are recognized ratably over the term of the maintenance agreements. Revenues from services that are not essential to the functionality of the software are recognized as the services are performed.

      Where the Company provides services that are deemed essential to the functionality of the software, such as where the payment of the license fees is dependent upon performance of the services, both the license and services revenues are recognized in accordance with the provisions of SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The Company generally uses the percentage-of-completion method because it is able to make reasonably dependable estimates relative to contract costs and the extent of progress toward completion. However, if arrangements do not allow the Company to make reasonably dependable estimates, it uses the completed-contract method. If total cost estimates exceed revenues, the Company accrues for the estimated loss on the arrangement.

      Revenues from license fees are recognized when an agreement has been signed, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable, and the arrangement does not require services that are essential to the functionality of the software.

      Evidence of an Arrangement. The Company considers a non-cancelable agreement signed by it and the customer to be evidence of an arrangement.

      Delivery. The Company considers delivery to have occurred when media containing the licensed programs is provided to a common carrier or, in the case of electronic delivery, the customer is given access to the licensed programs. The Company’s typical end-user license agreement does not include customer acceptance provisions.

      Fixed or Determinable Fee. The Company considers the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within the Company’s standard payment terms. The Company considers payment terms greater than 90 days to be beyond its customary payment terms. If the fee is not fixed or determinable, the Company recognizes the revenue as amounts become due and payable.

      Collection is Deemed Probable. The Company conducts a credit review for all significant transactions at the time of the arrangement to determine the creditworthiness of the customer. Collection is deemed probable if the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. If the Company determines that collection is not probable, it defers the revenue and recognizes the revenue upon cash collection.

      The Company generally guarantees that services will be performed in accordance with the criteria agreed upon in the statement of work. Should these services not be performed in accordance with the agreed upon criteria, the Company would provide remediation services until such time as the criteria are met. In accordance with Statement of Financial Accounting Standards (SFAS) 48, Revenue Recognition When Right of Return Exists, management must use judgments and make estimates of sales return reserves related to potential future requirements to provide remediation services in connection with current period service revenues. When providing for sales return reserves, the Company analyzes historical experience of actual remediation service claims as well as current information on remediation service

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

requests as they are the primary indicators for estimating future service claims. The sales return reserve is netted against accounts receivable balance and increases or decreases to the reserve are recorded to maintenance and service revenues. Material differences may result in the amount and timing of the Company’s revenues if for any period actual returns differ from management’s judgments or estimates. The Company also generally warrants that its products will perform to its standard documentation. To date the Company has not incurred material costs related to warranty obligations.

      Certain arrangements result in the payment of customer referral fees to third parties that resell the Company’s software products. In these arrangements, license revenues are recorded, net of such referral fees, at the time the software license has been delivered to a third-party reseller and an end-user customer has been identified. To the extent a referral fee is paid to a third party when the Company sells directly to the end-user, the referral fee is recorded as a selling expense.

      In situations where the Company purchases products or services from a third party and sells products or services to the same party within a relatively short time period, the Company recognizes license and associated maintenance and service revenues based on the fair value of the software and services exchanged, which is determined based upon VSOE of the fair value for the bundled license and maintenance software product and for the professional services. During 2000, the Company entered into four sets of such concurrent transactions in which the Company and third parties purchased each other’s software products for internal use. In these transactions, the Company received net cash consideration of $604,000. Excluding net cash consideration, revenues recognized from these transactions were $1.2 million, or 6% of total revenues, in 2000 and $402,000, or 2% of total revenues, in 2001. The fair value of products purchased were recorded as property and equipment in the amount of $1.1 million, and are being amortized over their useful lives of three years. The amounts we paid for maintenance and services of $105,000 and $480,000 in 2000 and 2001, respectively, in these transactions were recorded as general and administrative expense as incurred. The Company did not enter into any concurrent transactions in 2001, 2002 or the nine months ended September 30, 2003.

      Deferred revenues are recorded when cash payments are received from customers in advance of the Company recognizing the associated revenues and when invoices have been issued for maintenance and support arrangements that have contractually commenced but for which cash has not yet been received.

Cost of Revenues

      Cost of license revenues consists primarily of third-party royalties. Cost of maintenance and service revenues consists primarily of salaries, benefits, travel and allocated overhead costs related to consulting, training and other professional services personnel, including cost of services provided by third-party consultants engaged by the Company.

Advertising Costs

      The Company expenses advertising costs in the period incurred. Advertising expense was $718,000, $287,000, $200,000, $146,000 and $410,000 for the years ended December 31, 2000, 2001, and 2002 and for the nine months ended September 30, 2002 and 2003, respectively.

Net Income (Loss) Per Share

      Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders for the period by the weighted average common shares outstanding during the period, less shares subject to repurchase. Diluted net income (loss) per share is calculated by dividing the net income (loss) for the period by the weighted average common shares outstanding, adjusted for all dilutive potential common shares, which includes shares issuable upon the exercise of outstanding common stock options, convertible

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

preferred stock and other contingent issuances of common stock to the extent these shares are dilutive. Net income (loss) attributable to common stockholders is the same as net income (loss) except in 2001, when the net loss attributable to common stockholders was increased due to an in-substance preferred stock dividend. Basic and diluted net income (loss) per share consists of the following components for the periods presented:

				Nine Months
	Year Ended December 31,			Ended September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Basic net income (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(23.83)	$(17.24)	$(13.89)	$(10.39)	$0.12
Cumulative effect of change in accounting principle	—	—	(0.09)	(0.09)	—

Basic net income (loss) per share:	$(23.83)	$(17.24)	$(13.98)	$(10.48)	$0.12

Diluted net income (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(23.83)	$(17.24)	$(13.89)	$(10.39)	$0.01
Cumulative effect of change in accounting principle	—	—	(0.09)	(0.09)	—

Diluted net income (loss) per share:	$(23.83)	$(17.24)	$(13.98)	$(10.48)	$0.01

      Diluted net income (loss) per share does not include the effect of the following potential common shares because to do so would be antidilutive for the periods presented (in thousands):

				Nine Months
	Year Ended December 31,			Ended September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Convertible preferred stock	4,732	8,284	10,896	10,837	—
Stock options	777	2,021	2,839	2,752	452
Warrants	20	362	689	687	29

Totals	5,529	10,667	14,424	14,276	481

      The weighted average exercise price of stock options excluded as of December 31, 2000, 2001 and 2002 and September 30, 2002 and 2003 was $5.85, $2.11, $1.53, $1.74 and $4.15, respectively. The weighted average exercise price of warrants excluded as of December 31, 2000, 2001 and 2002 and September 30, 2002 and 2003 was $15.08, $4.08, $3.75, $4.08 and $15.08, respectively.

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share is as follows (in thousands, except per share amounts):

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Numerator:
Net income (loss), as reported	$(25,428)	$(20,844)	$(19,130)	$(14,257)	$171
In-substance preferred stock dividend (see Note 5)	—	(1,324)	—	—	—

Net income (loss) attributable to common stockholders	$(25,428)	$(22,168)	$(19,130)	$(14,257)	$171

Denominator:
Basic:
Weighted average common shares outstanding	1,528	1,442	1,389	1,387	1,454
Less: Weighted average unvested shares subject to repurchase	(461)	(156)	(21)	(27)	(1)

Denominator on basic calculation	1,067	1,286	1,368	1,360	1,453

Basic net income (loss) per share	$(23.83)	$(17.24)	$(13.98)	$(10.48)	$0.12

Shares used above to compute basic net income (loss) per share			1,368		1,453
Pro forma adjustment to reflect weighted-average effect of assumed conversion of preferred stock (unaudited)			10,896		15,850

Shares used in computing pro forma basic net income (loss) per common share (unaudited)			12,264		17,303

Pro forma basic net income (loss) per common share (unaudited)			$(1.56)		$0.01

Diluted:
Weighted average common shares outstanding	1,528	1,442	1,389	1,387	1,454
Less: Weighted average unvested shares subject to repurchase	(461)	(156)	(21)	(27)	—
Weighted average dilutive effect of convertible preferred stock	—	—	—	—	15,850
Weighted average dilutive effect of common stock options	—	—	—	—	2,947
Weighted average dilutive effect of warrants	—	—	—	—	462

Denominator on diluted calculation	1,067	1,286	1,368	1,360	20,713

Diluted net income (loss) per common share	$(23.83)	$(17.24)	$(13.98)	$(10.48)	$0.01

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Shares used above to compute diluted net income (loss) per share			1,368		20,713
Pro forma adjustment to reflect weighted-average effect of assumed conversion of preferred stock (unaudited)			10,896		—
Shares used in computing pro forma diluted net income (loss) per common share (unaudited)			12,264		20,713

Pro forma diluted net income (loss) per share (unaudited)			$(1.56)		$0.01

      Unaudited pro forma basic net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period (excluding shares subject to repurchase) plus the weighted average number of shares of common stock resulting from the assumed conversion of outstanding shares of convertible preferred stock upon the closing of the planned IPO as if the shares had been converted immediately upon their issuance. The denominator for the unaudited pro forma diluted net income (loss) per common share computation also includes the weighted average number of potential common shares related to options and warrants for the period.

Comprehensive Income (Loss)

      Comprehensive income (loss) is the total of net income (loss) and foreign currency translation adjustments. Foreign currency translation adjustment amounts are excluded from net income (loss) and are reported in accumulated other comprehensive income (loss) in the accompanying consolidated financial statements.

Recent Accounting Pronouncements

      In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. As used in SFAS No. 143, a legal obligation results from existing law, statute, ordinance, written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company adopted SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on the Company’s consolidated financial position or results of operations.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt. Accordingly, gains or losses from extinguishment of debt are not reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of APB 30. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company adopted SFAS No. 145 as of January 1, 2003. The adoption of SFAS No. 145 did not have a material impact on the Company’s consolidated financial position or results of operations.

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance, provided under Emerging Issues Task Force (EITF) No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring), required an exit cost liability be recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by a company after December 31, 2002. The Company adopted SFAS No. 146 as of January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on the Company’s consolidated financial position or results of operations.

      In November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The adoption of FIN 45 did not have a material impact on the Company’s consolidated financial position or results of operations.

      In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. As of September 30, 2003, the Company did not have any investments in variable interest entities.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 will not have a material impact on the Company’s consolidated financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS No. 150 will not have a material impact on the Company’s consolidated financial position or results of operations.

Reclassifications

      Certain prior period amounts have been reclassified to conform to the current period presentation.

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2 Property and Equipment, Net

      Property and equipment consisted of the following (in thousands):

	As of December 31,		As of
			September 30,
	2001	2002	2003

Equipment	$3,569	$3,946	$4,356
Software	2,563	2,698	3,155
Furniture and fixtures	974	1,065	1,069
Leasehold improvements	582	624	639

	7,688	8,333	9,219
Less accumulated depreciation and amortization	4,309	6,317	7,462

Property and equipment, net	$3,379	$2,016	$1,757

Note 3 Debt

Bank Line of Credit

      In 2001, the Company had a credit facility in the form of a revolving line of credit and an equipment finance line, which was collateralized by substantially all of the Company’s assets. The revolving line of credit bore interest at the lender’s prime rate plus 2.0% but not less than 8.0% per annum, payable monthly. The amount outstanding under the revolving line of credit was $1.9 million as of December 31, 2001 and was fully repaid upon expiration in 2002.

      During 2002, the Company entered into a master loan and security agreement (Master Agreement) including a revolving line of credit and two term loans. The Master Agreement is collateralized by substantially all of the Company’s assets. The amount available under the revolving line of credit is the lesser of $7.0 million or 80% of eligible accounts receivable as determined by the lender. The credit line bears interest at the higher of lender’s prime rate plus 2.00% or 6.25% per annum (6.50% and 6.25% as of December 31, 2002 and September 30, 2003, respectively), payable monthly and expires in March 2004. The amount outstanding under the revolving line of credit was $2.9 million and $5.5 million as of December 31, 2002 and September 30, 2003, respectively.

      As discussed in Note 5, in connection with the signing of the credit facility and the Master Agreement, the Company issued fully vested common stock warrants to the lenders. The fair value of the warrants is included on the accompanying consolidated balance sheets as a discount to bank line of credit. The debt discount is being amortized over the terms of the respective agreements and the amortization is classified as interest expense on the accompanying consolidated statements of operations. As a result of the additional interest expense associated with the debt issuance cost amortization, the effective interest rates on the revolving line of credit under the Master Agreement for the year ended December 31, 2002 and the nine months ended September 30, 2003 were 12.9% and 127.7%, respectively. As of December 31, 2001 and 2002 and September 30, 2003, the unamortized debt issuance cost was $48,000, $122,000, and $118,000, respectively.

Long-Term Debt

      In September 2000, the Company entered into an equipment loan and security agreement with a lender for a credit facility collateralized by the equipment being financed. Amounts were borrowed in the form of individual term loans, payable in 36 monthly installments bearing interest at a weighted average rate of 12.64% as of December 31, 2002. Amounts outstanding under the agreement were $785,000,

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$494,000 and $195,000 as of December 31, 2001 and 2002 and September 30, 2003, respectively. A balloon payment equal to 10% of the loan principal is due at the end of each loan term.

      As of December 31, 2001, the Company had $1.7 million outstanding under a loan agreement, which bore interest at a rate of 14.17% and was fully repaid in 2002.

      Under the Master Agreement discussed above, the Company entered into two term loans. The first term loan was for $1.5 million, bears interest at the higher of lender’s prime rate plus 2.25% or 6.50% per annum (6.75% and 6.50% as of December 31, 2002 and September 30, 2003, respectively), and is payable in 36 monthly installments ending in September 2005. The amount outstanding under the first term loan was $1.4 million and $1.0 million as of December 31, 2002 and September 30, 2003, respectively. The second term loan allows for borrowings of up to $1.0 million, bears interest at the higher of lender’s prime rate plus 3.50% or 7.75% (7.75% as of September 30, 2003), and is payable in 36 monthly installments ending in June 2006. The amount outstanding under the second term loan was $265,000 as of September 30, 2003. The terms of the Master Agreement provide for the maintenance of a number of financial covenants. The Company was not in compliance with the revenue covenant for the quarter ended December 31, 2002, for which it obtained a waiver. The Company was in compliance with all of the covenants as of September 30, 2003.

      The aggregate maturities of long-term debt as of December 31, 2002 are due as follows (in thousands):

Year	Amount

2003	$883
2004	611
2005	375

$1,869

      The aggregate maturities of long-term debt as of September 30, 2003 are due as follows:

Year	Amount

2003 (remaining)	$233
2004	707
2005	471
2006	49

$1,460

Convertible Notes Payable

      In September and December 2000, the Company issued a total of $8.0 million of subordinated convertible promissory notes (the First Subordinated Convertible Notes) due June 16, 2001, bearing interest at the prime rate plus 1.0% per annum payable annually. The First Subordinated Convertible Notes were unsecured and subordinate in right of payment to any present and future senior indebtedness of the Company. Upon completion of the Series F preferred stock financing in March 2001, the First Subordinated Convertible Notes and accrued interest of $8.2 million were converted into 2,121,063 shares of Series F preferred stock.

      In November 2002, the Company issued a total of $1.9 million of subordinated convertible promissory notes (the Second Subordinated Convertible Notes) due December 31, 2002 bearing interest at the prime rate plus 1.0% per annum payable annually. The Second Subordinated Convertible Notes were unsecured

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and subordinate in right of payment to any present and future senior indebtedness of the Company. Upon completion of the Series G preferred stock financing in December 2002, $1.0 million of principal and accrued interest was repaid and the remaining Second Subordinated Convertible Notes and accrued interest of $905,000 were converted into 905,048 shares of Series G preferred stock.

      Interest expense related to all borrowings was $792,000, $916,000, $582,000, $408,000 and $403,000 in the years ended December 31, 2000, 2001, and 2002, and for the nine months ended September 30, 2002 and 2003, respectively.

Note 4 Commitments and Contingencies

Contingencies

      In March 2002, the Company received a copy of a complaint filed by Gordon Food Service (Gordon Food) in the United States District Court for the Western District of Michigan alleging breach of contract and misrepresentation in connection with software purchased by Gordon Food and seeking monetary damages. In December 2002, the court granted the Company’s motion to transfer venue and ordered that the case be transferred to the San Jose division of the United States District Court for the Northern District of California. After a court-ordered mediation took place in July 2003, Gordon Food filed a motion for leave to amend its complaint in order to add several California state law claims, including intentional misrepresentation and unfair competition, as well as to add a demand for a jury trial. In a hearing in September 2003, the Company did not oppose the amendment to the extent that it sought to add claims but objected to the jury demand on the grounds that Gordon Food had waived this right previously. In October 2003, the court granted leave to amend the Complaint but denied the jury trial demand and Gordon Food filed its amended complaint. The Company intends to file a responsive pleading and to continue to contest the claims vigorously. Trial is currently set for November 2004, and pre-trial discovery and investigation are ongoing.

      At December 31, 2002, the Company was a defendant in various lawsuits, including the Gordon Food litigation discussed above. Management and legal counsel for the Company determined that a loss on these lawsuits was both probable and estimable, and accordingly, accrued for the probable loss as of December 31, 2002, related to these litigation matters. In the nine months ended September 30, 2003, one of the lawsuits was settled at the amount accrued.

      The Company is also involved with certain other litigation matters in the ordinary course of business. In the opinion of management, the claims are without merit and none of the claims will have a material adverse effect on the Company’s business or financial condition.

Other Contingencies

      The Company generally warrants that its products shall perform to its standard documentation. Under the terms of the warranty, should a product not perform as specified in the documentation, the Company will repair or replace the product. Such warranties are accounted for in accordance with SFAS 5, Accounting for Contingencies. To date the Company has not incurred material costs related to warranty obligations.

      The Company’s product license agreements include a limited indemnification provision for claims from third parties relating to the Company’s intellectual property. Such indemnification provisions are accounted for in accordance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The indemnification is limited to the amount paid by the customer. To date the Company has not incurred any costs related to such indemnification provisions.

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Operating Leases

      The Company leases its facilities under several noncancelable operating leases, which expire through December 2010. For leases with escalating rent payments, rent expense is amortized on a straight-line basis over the life of the lease. The Company had deferred rent of $146,000, $128,000 and $123,000 as of December 31, 2001 and 2002 and September 30, 2003, respectively.

      Future minimum lease payments under the Company’s operating leases as of December 31, 2002 are as follows (in thousands):

Year ending December 31:
2003	$1,535
2004	1,284
2005	421

Future minimum lease payments	$3,240

      Future minimum lease payments under the Company’s operating leases as of September 30, 2003 are as follows (in thousands):

Year ending December 31:
2003 (remaining)	$573
2004	2,024
2005	1,805
2006	1,690
2007	1,829
Thereafter	4,562

Future minimum lease payments	$12,483

      In 2000, the Company issued warrants to purchase 5,400 shares of common stock with an exercise price of $11.67 per share in connection with a building lease. These warrants vested immediately and the estimated fair value of $90,000 was recorded in other assets in the accompanying consolidated balance sheets and is being amortized into rent expense over the lease term of five years. As of September 30, 2003, these common stock warrants remained unexercised and outstanding.

      Rent expense for the years ended December 31, 2000, 2001, and 2002 and for the nine months ended September 30, 2002 and 2003 was $1.8 million, $2.1 million, $2.3 million, $1.7 million and $1.7 million, respectively.

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 Stockholders’ Equity (Deficit)

Convertible Preferred Stock

      The Company has authorized 31,927,656 shares of convertible preferred stock at a par value of $0.001 per share. The amounts and terms of the Company’s convertible preferred stock are as follows:

			Shares		Potential
		Shares	Issued and		Common
Series	Date Issued	Authorized	Outstanding	Issue Price	Shares*

A	September 1996 and November 1997	1,000,000	1,000,000	$1.00	600,000
B	January 1998	1,600,000	1,600,000	2.50	960,000
C	July 1998	2,944,163	2,944,163	1.97	883,247
D	February 1999	3,883,493	3,883,493	3.09	1,318,675
E	November and December 1999	2,500,000	2,285,005	6.00	970,039
F	March 2001, October 2001, and January 2002	11,000,000	10,213,815	3.92	6,128,280
G	December 2002 and March 2003	9,000,000	8,453,000	1.00	5,071,796

*	Adjusted for a 2-for-l common stock split in March 1998, a 1-for-2 reverse common stock split in March 2001 and the 3-for-5 reverse common stock split described in Note 1.

      The rights, preferences, and privileges of the convertible preferred stock are as follows:

•	Each share of the Series A, B, C, D, E, F and G preferred stock is convertible at the option of the holder at any time into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issue price by the conversion price in effect at the time that the certificate is surrendered for conversion. All shares of Series A, B, C, D, E, F and G preferred stock automatically convert into common stock upon the earlier of an initial public offering of the Company’s common stock resulting in aggregate proceeds of not less than $25.0 million and an offering price of at least $8.33 per share, or the written election of holders of not less than the majority of the then outstanding shares of preferred stock.

•	Holders of Series A, B, C, D, E, F and G preferred stock are entitled to receive noncumulative annual dividends at the rate of $0.10, $0.25, $0.197, $0.309, $0.60, $0.392, and $0.10 per share, respectively, with certain adjustments for stock splits, stock dividends, recapitalization, and similar events, when and if declared by the board of directors. No dividends have been declared as of December 31, 2001 and 2002 and September 30, 2003.

•	The liquidation preference for the Series A, B, C, D, E, F and G preferred stock is $1.00, $2.50, $1.97, $3.09, $6.00, $7.84, and $2.00 per share, respectively, plus all declared but unpaid dividends. If the assets are insufficient to make payments in full to all holders of preferred stock, assets will be distributed ratably (i) first, to holders of Series F and Series G preferred stock, until such holders have received the liquidation preference of $7.84 and $2.00 per share, respectively, and (ii) second, among the holders of Series A, B, C, D and E preferred stock in proportion to the full amounts to which they would have otherwise been entitled. Any remaining assets shall be distributed ratably among the holders of the Series A, B, C, D and E preferred stock and common stock on an “as-if converted” basis until such time that aggregate distributions to holders of Series A, B, C, D and E preferred stock (including preferential distributions) equals $5.00, $5.00, $2.50, $3.49, and $6.60 per share, respectively, plus all declared but unpaid dividends. After that time, any remaining assets will be distributed on a pro rata basis to the holders of common stock.

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The holders of Series A, B, C, D, E, F and G preferred stock have voting rights on an “as-if converted” basis. Each holder of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock could be converted. All shares of all series of preferred stock and all shares of common stock vote together as a single class, except with respect to certain matters specified in the Company’s Certificate of Incorporation, on which the holders of preferred stock are entitled to a class or series vote.

      In March 2003, the Company issued Series G preferred stock to officers and employees of the Company at a discount to the fair value of such stock. Accordingly, a stock compensation charge of $952,000 was recorded in the three months ended March 31, 2003, and is reflected as stock-based compensation on the accompanying consolidated statements of operations.

Common Stock

      As of December 31, 2002 and September 30, 2003 the Company had reserved 21,655,555 and 23,475,316 shares of common stock, respectively, for issuance under its stock option plan, upon exercise of warrants and upon the conversion of outstanding convertible preferred stock.

Stock Option Plans

      As of December 31, 2002 and September 30, 2003, the Company had reserved 5,200,082 and 6,700,082 shares, respectively, of common stock under its 1997 Stock Option Plan (the Plan) which provides for the granting of stock options to employees, directors or consultants.

      Under the Plan, incentive and nonstatutory options to purchase the Company’s common stock may be granted to employees at prices not lower than the fair value of the stock at the date of grant for incentive stock options and not less than 85% of the fair value for nonstatutory options. These options vest as determined by the board, generally over 4 years at a rate of 25% 12 months after the vesting commencement date and 1/48 th each month thereafter and expire 10 years from the date of grant except that an option grant for 132,000 shares in May 2003 to an executive provides for earlier vesting of up to 25% of the shares subject to the option upon an IPO or sale of the Company with a minimum valuation of $6.67 per share. In certain instances, holders of options granted under the Plan may exercise their options prior to complete vesting of shares, subject to the Company’s right of repurchase of unvested shares at the exercise price. The Company’s repurchase right becomes exercisable only if a termination event occurs that would have caused the stock option to be forfeited, and lapses in accordance with the original vesting period for the associated stock option.

      As of December 31, 2001 and 2002, 486,450 shares of common stock had been issued pursuant to the exercise of unvested stock options for cash and full recourse promissory notes. The number of shares subject to repurchase at December 31, 2000, 2001, and 2002 and September 30, 2003 was 273,832, 41,311, 1,540 and -0-, respectively. The promissory notes totaled $238,000 with market interest rates and terms of 5 to 10 years. The shares issued vest according to the employees’ normal stock option vesting schedule. The unvested shares are subject to repurchase at the option of the Company at the original purchase price (ranging from $0.17 to $3.17) upon termination of the holder’s employment. A total of 146,250 shares were repurchased during 2001. Approximately $214,000 was recorded as compensation expense in 2001 relating to repurchases of vested shares at a price above the fair value of the Company’s common stock. No shares were repurchased during 2002 and the nine months ended September 30, 2003.

      In August 2003, the board of directors adopted the 2003 Stock Incentive Plan, subject to approval by the Company’s stockholders. The 2003 Stock Incentive Plan will become effective upon the completion of the IPO. Under the plan, the board of directors may grant stock options or other types of stock-based awards, such as restricted stock, restricted stock units, stock bonus awards or stock appreciation rights.

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Incentive stock options may be granted to the Company’s employees. Nonstatutory stock options and other stock-based awards may be granted to employees, consultants or nonemployee directors. Upon effectiveness, 2,000,000 shares of common stock will be reserved for issuance under the plan. On July 1 of each year beginning July 1, 2004, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to the lesser of (i) 5% of the Company’s outstanding shares, (ii) 2,800,000 shares or (iii) a lesser number of shares approved by the board.

      In August 2003, the board of directors adopted the 2003 Employee Stock Purchase Plan, subject to approval by the Company’s stockholders. The 2003 Employee Stock Purchase Plan will become effective upon the completion of the IPO, and is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. The Employee Stock Purchase Plan is designed to enable eligible employees to purchase shares of the Company’s common stock at a discount on a periodic basis through payroll deductions. Upon effectiveness, 1,200,000 shares of common stock will be reserved for issuance under the plan. The number of shares reserved for issuance under the plan will increase automatically on July 1 of each year beginning July 1, 2004 by an amount equal to the lesser of (i) 2% of the Company’s outstanding shares, (ii) 1,200,000 shares or (iii) a lesser number of shares approved by the board. Except for the first offering period, each offering period will be for 12 months and will consist of consecutive six-month purchase periods. The purchase price for shares of common stock purchased under the purchase plan will be 85% of the lesser of the fair market value of the Company’s common stock on the first day of the applicable offering period or the fair market value of the Company’s common stock on the last day of each purchase period.

      During 2002, the Company granted an option to an executive, outside of the Plan, to purchase 150,000 shares of the Company’s common stock with an exercise price of $0.83 per share. This option vests upon the earlier of (i) 100% on the seventh anniversary of the date of grant or (ii) 25% upon an IPO or sale of the Company with a minimum valuation of $6.67 per share, and 1/36 th each month thereafter.

      During 1997, the Company granted options to certain consultants to purchase 30,225 shares of the Company’s common stock with an exercise price of $0.02. The options were fully vested at the date of grant. In 2000, 9,520 shares from these option grants were exercised. The fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model, was not significant. These options were not issued under a specific option plan.

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the status of the Company’s options under the Plan are as follows:

		Options Outstanding

			Weighted
	Shares Available	Number of	Average
	for Grant	Shares	Exercise Price

Balances as of December 31, 1999	202,613	696,810	$3.43
Authorized	450,000	—	—
Repurchased	121,545	—	—
Granted	(316,012)	316,012	11.13
Exercised	—	(132,751)	3.83
Canceled	159,798	(159,798)	5.63

Balances as of December 31, 2000	617,944	720,273	6.27
Authorized	1,350,000	—	—
Repurchased	146,250	—	—
Granted	(2,332,372)	2,332,372	0.83
Exercised	—	(17,167)	1.57
Canceled	492,214	(492,214)	3.33

Balances as of December 31, 2001	274,036	2,543,264	1.88
Authorized	1,530,000	—	—
Granted	(1,282,775)	1,282,775	0.83
Exercised	—	(46,644)	0.62
Canceled	201,810	(201,810)	2.53

Balances as of December 31, 2002	723,071	3,577,585	1.48
Authorized	1,500,000	—	—
Granted	(1,833,675)	1,833,675	2.83
Exercised	—	(156,034)	0.88
Canceled	108,192	(108,192)	1.18

Balances as of September 30, 2003	497,588	5,147,034	1.98

      The per share weighted average fair value of options granted with exercise prices that equal fair value in 2000, 2001, and 2002, was $1.98, $0.10 and $0.08, respectively. In 2000 and for the nine months ended September 30, 2003, the per share weighted average fair value of options granted with exercise prices less than fair value was $10.47 and $7.00, respectively. The fair value of each option was estimated using the Black-Scholes option-pricing model (excluding a volatility assumption) with the following weighted average assumptions: no dividend yield; weighted average risk-free interest rate of 6.0%, 4.9%, 3.8% and 2.9% for fiscal 2000, 2001 and 2002 and for the nine months ended September 30, 2003, respectively; and an expected life of 2.4, 2.8, 2.8 and 2.9 years for 2000, 2001, 2002 and for the nine months ended September 30, 2003, respectively. These calculations are based on a multiple-option valuation approach and forfeitures are recognized as they occur.

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2002, the range of exercise prices and weighted average remaining contractual life of outstanding options were as follows:

		Options Outstanding
				Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Prices	Shares	Life (Years)	Price	Shares	Price

$ 0.17 – $ 0.42	51,716	5.16	$0.35	51,716	$0.35
$ 0.83 – $ 0.83	3,157,931	8.91	0.83	813,320	0.83
$ 2.50 – $ 8.33	246,775	6.68	4.83	196,059	4.77
$10.00 – $10.00	22,200	7.03	10.00	15,405	10.00
$11.67 – $11.67	44,100	7.12	11.67	31,130	11.67
$13.33 – $13.33	54,863	7.42	13.33	35,263	13.33

$ 0.17 – $13.33	3,577,585	8.64	$1.48	1,142,893	$2.28

      As of September 30, 2003, the range of exercise prices and weighted average remaining contractual life of outstanding options were as follows:

		Options Outstanding
				Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Prices	Shares	Life (Years)	Price	Shares	Price

$ 0.17 – $ 0.42	51,716	4.42	$0.35	51,716	$0.35
$ 0.83 – $ 0.83	3,023,671	8.21	0.83	1,341,275	0.83
$ 0.92 – $ 3.33	851,900	9.31	1.30	106,965	2.65
$ 4.17 – $ 4.17	869,909	9.88	4.17	24,244	4.17
$ 5.00 – $11.67	294,975	7.09	7.57	210,644	7.23
$13.33 – $13.33	54,863	6.67	13.33	45,551	13.33

$ 0.17 – $13.33	5,147,034	8.56	$1.98	1,780,396	$2.05

Equity Instruments Issued to Nonemployees

      In connection with the Master Agreement (see Note 3), the Company issued warrants to purchase up to 260,000 shares of the Company’s Series G preferred stock at an exercise price of $1.00 per share. The warrants are fully exercisable for ten years from the date of issuance. The estimated fair value of the warrants, $399,000, was recorded as a discount to bank line of credit and is being amortized to interest expense over the commitment period. The unamortized amount as of December 31, 2002 and September 30, 2003 was $122,000 and $118,000, respectively.

      In connection with the credit facility (see Note 3), the Company issued warrants to purchase up to 10,500 shares of the Company’s common stock at an exercise price of $10.30 per share in February 1999, 2,625 shares of the Company’s common stock at an exercise price of $20.00 per share in May 2000, and 19,132 shares of the Company’s Series F preferred stock at an exercise price of $3.92 per share in September 2001. These warrants are fully exercisable for between five and ten years from the date of issuance. The estimated fair value of the warrants, $74,000, $33,000 and $64,000 in 1999, 2000 and 2001, respectively, were recorded as a discount to bank line of credit and amortized to interest expense over the commitment periods.

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with the equipment finance line (see Note 3), the Company issued a warrant to the lender to purchase up to 8,490 shares of the Company’s common stock at an exercise price of $14.13 per share. The warrant is fully exercisable until the later of (a) seven years after the date of grant or (b) three years after the closing of an initial public offering of the Company’s common stock. The estimated fair value of the warrants, $56,000, was recorded as a discount to the current portion of long-term debt and is being amortized to interest expense over the commitment period.

      In connection with its Series F preferred stock financing, the Company issued warrants to purchase 340,182 shares of the Company’s common stock at an exercise price of $0.83 per share in 2001 and warrants to purchase 510,203 shares of the Company’s Series F preferred stock at an exercise price of $3.92 per share in 2001. The warrants are fully exercisable for a period of five years from the date of issuance. The estimated fair value of these warrants is recorded in additional paid-in capital.

      The warrants to purchase 510,203 shares of Series F preferred stock issued in 2001 represented an in-substance preferred stock dividend amounting to $1.3 million. This dividend resulted in an increase to net loss available to common stockholders and is reflected in Note 1, Net Income (Loss) Per Share.

      During 2000, 2001 and the nine months ended September 30, 2003, the Company issued options and warrants to nonemployees and advisors for the purchase of 4,500, 6,000 and 6,000 shares of common stock at a weighted average exercise price of $16.90, $0.83 and $1.00, respectively. The Company accounted for these options and warrants at fair-value using the Black-Scholes method.

      As of December 31, 2002 and September 30, 2003, 10,500 nonemployee options and all warrants described above remained unexercised and outstanding.

      The Company used the Black-Scholes option-pricing model and the following assumptions in its calculations of the estimated fair value of the equity instruments issued to nonemployees:

				Nine Months
				Ended
				September 30,
	2000	2001	2002	2003

Volatility	100%	100%	100%	100%
Risk-free interest rate	6.0%	4.2%	3.8%	3.7%
Estimated life	Contract Term	Contract Term	Contract Term	Contract Term

Note 6 Income Taxes

      Loss before cumulative effect of change in accounting principle included losses from the Company’s foreign subsidiaries of approximately ($2,909,000) for 2000, ($942,000) for 2001 and ($526,000) for 2002. Income before cumulative effect of change in accounting principle included income from the Company’s foreign subsidiaries of approximately $75,000 for the nine months ended September 30, 2003.

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The provision for income taxes for the nine months ended September 30, 2003 consists of the following (in thousands):

	Current	Non-current	Total

Federal	$63	$—	$63
State	33	—	33
Foreign	77	—	77

	173	—	173
Charges in lieu of income taxes associated with stock compensation	2	—	2

Total provision for income taxes	$175	$—	$175

      The provision for income taxes differs from the expected tax provision (benefit) computed by applying the statutory federal income tax rates to income (loss) before taxes as follows (in thousands):

				Nine Months
	Year Ended December 31,			Ended
				September 30,
	2000	2001	2002	2003

Federal tax at statutory rate	$(8,629)	$(7,084)	$(6,494)	$118
Alternative minimum tax	—	—	—	57
State taxes	5	12	10	33
Foreign tax rate differential	—	—	—	(10)
Non-deductible expenses	136	116	105	68
Net operating losses not benefited	6,873	6,094	5,948	150
Utilization of net operating losses not previously benefited	—	—	—	(1,311)
Research and experimentation credits	217	245	287	196
Stock-based compensation	1,398	617	144	874

Total provision for income taxes	$—	$—	$—	$175

      No U.S. taxes have been provided on the undistributed earnings of the Company’s foreign subsidiaries as the Company plans to indefinitely reinvest the foreign earnings outside the U.S.

      Deferred income taxes reflect the net tax effect of temporary timing differences between the carrying amount of assets and liabilities for financial reporting purposes, and the amount used for income tax purposes. Net deferred tax assets consist of the following (in thousands):

			As of
	As of December 31,		September 30,

	2001	2002	2003

Deferred tax assets:
Net operating loss carryforwards and deferred start-up costs	$20,924	$26,055	$24,575
Property and equipment	65	269	422
Accrued expenses	297	756	1,059
Research and experimentation credit carryforward	3,067	4,482	5,347
Deferred stock compensation	412	641	642

Gross deferred tax assets	24,765	32,203	32,045
Less valuation allowance	24,765	32,203	32,045

Net deferred tax assets	$—	$—	$—

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of the future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections for future taxable income over the period, which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of such deferred assets. As of December 31, 2001, 2002, and September 30, 2003 the net deferred tax assets were fully offset by a valuation allowance due to the uncertainty of the Company’s ability to realize such assets. The net changes in the total valuation allowance for the years ended December 31, 2001, 2002 and the nine months ended September 30, 2003 was an increase of $7.5 million, $7.4 million, and a decrease of $158,000, respectively.

      As of December 31, 2002, the Company had net operating loss carryforwards for federal and California income tax purposes of approximately $69.4 million and $28.6 million, respectively, available to reduce future income subject to income taxes. The federal net operating loss carryforwards, if not utilized, will expire over 20 years beginning in 2009. The California net operating loss carryforward, if not utilized, will expire over 12 years beginning in 2006.

      As of September 30, 2003, the Company has net operating loss carryforwards for federal and California income tax purposes of approximately $66.7 million and $27.7 million, respectively, available to reduce future income subject to income taxes. The federal net operating loss carryforwards, if not utilized, will expire over 20 years beginning in 2009. The California net operating loss carryforward, if not utilized, will expire over 12 years beginning in 2006.

      The Company also has research credit carryforwards for federal and California income tax purposes of approximately $3.3 million and $2.2 million, respectively, available to reduce future income taxes. The federal research credit carryforward, if not utilized, will expire over 20 years beginning in 2012. The California research credit carries forward indefinitely.

      Federal and California tax laws impose restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an “ownership change,” as defined in Section 382 of the Internal Revenue Code. The Company’s ability to utilize its net operating loss and tax credit carryforwards are subject to limitations under these provisions.

Note 7 Employee Benefit Plan

      In 1999, the Company established a 401(k) tax-deferred savings plan, whereby eligible employees may contribute a percentage of their eligible compensation (presently from 1% up to the maximum allowed under IRS rules). Company contributions are discretionary. No such Company contributions have been made since the inception of this plan.

Note 8 Segment Information

      The Company has adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the reporting by business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method of determining what information is reported is based on the way that management organizes the operating segments within the Company for making operational decisions and assessments of financial performance. The Company’s chief operating decision maker is considered to be the Company’s chief executive officer (CEO). The CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. By this definition, the Company operates in one business segment, which is the development, marketing and sale of enterprise software.

CALLIDUS SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographic Information

      Total revenues consist of (in thousands):

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
United States	$20,926	$19,189	$21,059	$13,866	$44,018
Europe	476	2,773	2,729	2,096	4,193
Asia Pacific	779	931	2,798	2,539	1,238

	$22,181	$22,893	$26,586	$18,501	$49,449

Substantially all of the Company’s long-lived assets are located in the United States.

      Significant customers (as a percentage of total revenues):

				Nine Months Ended
	Year Ended December 31,			September 30,

Customer	2000	2001	2002	2002	2003

				(unaudited)
DIRECTV	—	—	11%	13%	—
Sprint	—	—	12%	—	—
CUNA	—	—	—	12%	—

Solutions for the Strategic EnterpriseTM

5,000,000 Shares

Common Stock

PROSPECTUS
                     , 2003

Citigroup

Lehman Brothers
U.S. Bancorp Piper Jaffray

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount
To Be Paid

SEC Registration Fee	$6,075
NASD Filing Fee	8,000
Nasdaq National Market Listing Fee	155,000
Printing Costs	200,000
Directors and Officers’ Insurance	850,000
Legal Fees and Expenses	750,000
Accounting Fees and Expenses	750,000
Blue Sky Fees and Expenses	25,000
Transfer Agent and Registrar Fees	5,000
Miscellaneous	925

Total	$2,750,000

Item 14.	Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section 10 of the Registrant’s certificate of incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation provides for such limitation of liability.

      The Registrant’s policy is to enter into indemnification agreements with each of its directors, executive officers and certain of its other key employees that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the certificate of incorporation, as well as certain additional procedural protections. In addition, the indemnification agreements provide that the Registrant’s directors, executive officers and specified key employees will be indemnified to the fullest possible extent not prohibited by law against all expenses, including attorney’s fees, and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors, or executive officers or employees of the Registrant or as directors or officers of any other company or enterprise when they are serving in these capacities at the request of the Registrant. The Registrant will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the Registrant’s board of directors or brought to enforce a right to indemnification under the indemnification agreement, the Registrant’s certificate of incorporation or any statute or law. Under the agreements, the Registrant is not obligated to indemnify the indemnified party (1) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in any proceeding was not made in good faith or was frivolous; (2) for any amounts paid in settlement of a proceeding unless the Registrant consents to such settlement; (3) with respect to any proceeding brought by the Registrant to enforce or interpret an indemnification agreement if a court determines that each of the material defenses asserted by the indemnitee was made in bad faith or was frivolous; (4) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Registrant pursuant to the provisions of §16(b) of the Securities Exchange Act of 1934, and related laws; (5) on account of the indemnified party’s conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (6) on account of any conduct from which the indemnified party derived an improper personal benefit; (7) on account of conduct the indemnified party believed to be contrary to the best interests of the Registrant or its stockholders; (8) on account of conduct that constituted a breach of the indemnified party’s duty of loyalty to the registrant or its stockholders; or (9) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

      The indemnification provisions in the certificate of incorporation and the indemnification agreements entered into between the Registrant and its directors, executive officers and key employees may be sufficiently broad to permit indemnification of the Registrant’s officers, directors and key employees for liabilities arising under the Securities Act of 1933.

      The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

      The proposed form of Underwriting Agreement, which is filed as Exhibit 1.1 to this Registration Statement, provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

      During the past three years, the Registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act of 1933, as amended, under Section 4(2) of the Securities Act, as transactions by an issuer not involving any public offering, or under Rule 701 thereunder. The common stock share numbers summarized below have been adjusted to reflect the three-for-five reverse stock split expected to be effective prior to the effectiveness of this Registration Statement. No underwriters were involved in any of the below-referenced sales of securities.

Preferred Stock and Warrants

      From September 2000 to December 2000, the Registrant issued and sold an aggregate principal amount of $8,000,002 convertible promissory notes to certain of its stockholders, convertible into shares of its Series F Preferred Stock, and agreed to issue warrants to purchase common stock upon conversion of the notes, based on a specified formula. In March 2001, when the notes were converted into Series F

Preferred Stock, the Registrant issued warrants to purchase an additional 340,182 shares of common stock to ten accredited investors pursuant to Section 4(2) of the Securities Act.

      On March 13, 2001, the Registrant issued and sold an aggregate of 6,667,896 shares of its Series F Preferred Stock (convertible upon the consummation of this offering into 4,000,732 shares of the Registrant’s common stock) to ten accredited investors, all of whom were stockholders of the Registrant, for $26,138,148 pursuant to Section 4(2) of the Securities Act.

      On October 26, 2001, the Registrant issued and sold an aggregate of 3,048,471 shares of its Series F Preferred Stock (convertible upon the consummation of this offering into 1,829,080 shares of the Registrant’s common stock) to six accredited investors and warrants to purchase an additional 510,203 shares of Series F Preferred Stock (convertible upon the consummation of this offering into 306,121 shares of the Registrant’s common stock) to four accredited investors for an aggregate purchase price of $11,950,006 pursuant to Section 4(2) of the Securities Act.

      On January 22, 2002, the Registrant issued and sold an aggregate of 497,448 shares of its Series F Preferred Stock (convertible upon the consummation of this offering into 298,468 shares of the Registrant’s common stock) to one accredited investor for $1,949,996 pursuant to Section 4(2) of the Securities Act.

      On November 15 2002, the Registrant issued and sold an aggregate principal amount of $1,900,000 convertible promissory notes, convertible into shares of its Series G Preferred Stock, to eight accredited investors, all of whom were stockholders of the Registrant, pursuant to Section 4(2) of the Securities Act.

      On December 24, 2002, the Registrant issued and sold an aggregate of 8,000,000 shares of its Series G Preferred Stock (convertible upon the consummation of this offering into 4,799,996 shares of the Registrant’s common stock) to nine accredited investors, all of whom were stockholders of the Registrant, for $8,000,000 pursuant to Section 4(2) of the Securities Act.

      In March 2003, the Registrant issued and sold an aggregate of 453,000 shares of its Series G Preferred Stock (convertible upon the consummation of this offering into 271,800 shares of the Registrant’s common stock) to eight accredited investors pursuant to Section 4(2) of the Securities Act.

Common Stock

      From October 1, 2000 to September 30, 2001, the Registrant issued and sold 28,865 shares of common stock to twenty employees for $17,319 pursuant to Rule 701 of the Securities Act.

      From October 1, 2001 to September 30, 2002, the Registrant issued and sold 44,324 shares of common stock to twelve employees for $27,130 pursuant to Rule 701 of the Securities Act.

      From October 1, 2002 to September 30, 2003, the Registrant issued and sold 158,479 shares of common stock to forty-one employees for $140,441 pursuant to Rule 701 of the Securities Act.

      The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) The following exhibits are filed as part of this Registration Statement:

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation**
3.2	Amended and Restated By-Laws**

Exhibit
Number		Description

4.2		Amended and Restated Registration and Information Rights Agreement dated as of December 24, 2002**
5.1		Opinion of Davis Polk & Wardwell
10.1		OEM Partner Agreement with Cezanne Software, Inc. effective July 31, 2002**†
10.2		Amendment to OEM Partner Agreement with Cezanne Software, Inc. dated December 18, 2002**†
10.3		Loan and Security Agreement with Silicon Valley Bank dated September 26, 2002**
10.4		Loan Modification Agreement with Silicon Valley Bank dated March 27, 2003**
10.5		Lease Agreement between W9/ PHC II San Jose, L.L.C. and Callidus Software Inc.**
10.6		1997 Stock Option Plan**
10.7		2003 Stock Incentive Plan**
10.8		2003 Employee Stock Purchase Plan**
10.0	9	Form of Change of Control Agreement with Messrs. Taussig, C. Cabrera, Welch, Rankin, Warfield, Fior, Tidd, Braun and James entered into between October 1998 and June 2003**
10.1	0	Form of Change of Control Agreement with Messrs. Warfield, Welch, Taussig, Rankin, C. Cabrera, Fior, Braun, James, Opdendyk and Spreng entered into in September 2003**
10.1	1	Form of Indemnification Agreement**
10.1	2	Severance Agreement with Robert W. Warfield dated November 15, 2001**
10.1	3	Severance Agreement with Bertram W. Rankin dated May 10, 2003**
10.1	4	Severance Agreement with Ronald J. Fior dated August 30, 2002**
10.1	5	Note and Security Agreement from Daniel P. Welch dated December 31, 1998**
10.1	6	Note and Security Agreement from Michael C. Tidd dated December 31, 1998**
10.1	7	Note and Security Agreement from Reed D. Taussig dated January 7, 1998**
10.1	8	Non-Plan Option Agreement with Reed D. Taussig**
10.1	9	Stock Option Agreement with Robert W. Warfield**
10.2	0	Employment Agreement with Reed D. Taussig
21.1		Subsidiaries of the Registrant**
23.1		Consent of KPMG LLP, Independent Auditors
23.2		Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
24.1		Power of Attorney**
99.1		Consent from AMR Research, Inc.

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.

Item 17.	Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) It will provide the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 29th day of October 2003.

CALLIDUS SOFTWARE INC.

By:	/s/ RONALD J. FIOR

Name: Ronald J. Fior

Title:	Chief Financial Officer, Vice President, Finance

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Reed D. Taussig		President, Chief Executive Officer, and Chairman of the Board of Directors (Principal Executive Officer)	October 29, 2003

/s/ RONALD J. FIOR Ronald J. Fior		Chief Financial Officer, Vice President, Finance (Principal Accounting and Financial Officer)	October 29, 2003

* Michael A. Braun		Director	October 29, 2003

* George James		Director	October 29, 2003

* Terry L. Opdendyk		Director	October 29, 2003

* R. David Spreng		Director	October 29, 2003

* Hereby signs this Amendment No. 2 to the Registration Statement on Form S-1 on October 29, 2003 on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a power-of-attorney previously filed.

By:	/s/ RONALD J. FIOR Chief Financial Officer, Vice President, Finance

EXHIBIT INDEX

Exhibit
Number		Description

1.1		Form of Underwriting Agreement*
3.1		Amended and Restated Certificate of Incorporation**
3.2		Amended and Restated By-Laws**
4.2		Amended and Restated Registration and Information Rights Agreement dated as of December 24, 2002**
5.1		Opinion of Davis Polk & Wardwell
10.1		OEM Partner Agreement with Cezanne Software, Inc. effective July 31, 2002**†
10.2		Amendment to OEM Partner Agreement with Cezanne Software, Inc. dated December 18, 2002**†
10.3		Loan and Security Agreement with Silicon Valley Bank dated September 26, 2002**
10.4		Loan Modification Agreement with Silicon Valley Bank dated March 27, 2003**
10.5		Lease Agreement between W9/ PHC II San Jose, L.L.C. and Callidus Software Inc.**
10.6		1997 Stock Option Plan**
10.7		2003 Stock Incentive Plan**
10.8		2003 Employee Stock Purchase Plan**
10.9		Form of Change of Control Agreement with Messrs. Taussig, C. Cabrera, Welch, Rankin, Warfield, Fior, Tidd, Braun and James entered into between October 1998 and June 2003**
10.1	0	Form of Change of Control Agreement with Messrs. Warfield, Welch, Taussig, Rankin, C. Cabrera, Fior, Braun, James, Opdendyk and Spreng entered into in September 2003**
10.1	1	Form of Indemnification Agreement**
10.1	2	Severance Agreement with Robert W. Warfield dated November 15, 2001**
10.1	3	Severance Agreement with Bertram W. Rankin dated May 10, 2003**
10.1	4	Severance Agreement with Ronald J. Fior dated August 30, 2002**
10.1	5	Note and Security Agreement from Daniel P. Welch dated December 31, 1998**
10.1	6	Note and Security Agreement from Michael C. Tidd dated December 31, 1998**
10.1	7	Note and Security Agreement from Reed D. Taussig dated January 7, 1998**
10.1	8	Non-Plan Option Agreement with Reed D. Taussig**
10.1	9	Stock Option Agreement with Robert W. Warfield**
10.2	0	Employment Agreement with Reed D. Taussig
21.1		Subsidiaries of the Registrant**
23.1		Consent of KPMG LLP, Independent Auditors
23.2		Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
24.1		Power of Attorney**
99.1		Consent from AMR Research, Inc.

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.